Key metrics
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	303	596	170	(49)	78	899	(132)	–
Basic earnings/(loss) per share (CHF)	0.13	0.27	0.08	(52)	63	0.40	(0.06)	–
Diluted earnings/(loss) per share (CHF)	0.13	0.26	0.08	(50)	63	0.39	(0.06)	–
Return on equity attributable to shareholders (%)	3.0	5.7	1.5	–	–	4.4	(0.6)	–
Effective tax rate (%)	47.4	11.6	10.6	–	–	28.3	55.4	–
Core Results (CHF million, except where indicated)
Net revenues	5,479	5,740	5,471	(5)	0	11,219	10,650	5
Provision for credit losses	69	29	9	138	–	98	44	123
Total operating expenses	4,265	4,502	4,504	(5)	(5)	8,767	8,879	(1)
Income before taxes	1,145	1,209	958	(5)	20	2,354	1,727	36
Cost/income ratio (%)	77.8	78.4	82.3	–	–	78.1	83.4	–
Assets under management and net new assets (CHF billion)
Assets under management	1,307.3	1,304.2	1,217.7	0.2	7.4	1,307.3	1,217.7	7.4
Net new assets	12.1	24.4	11.7	(50.4)	3.4	36.5	21.9	66.7
Balance sheet statistics (CHF million)
Total assets	783,411	811,979	821,164	(4)	(5)	783,411	821,164	(5)
Net loans	273,865	276,370	273,835	(1)	0	273,865	273,835	0
Total shareholders' equity	43,493	41,702	44,962	4	(3)	43,493	44,962	(3)
Tangible shareholders' equity	38,625	36,669	40,026	5	(4)	38,625	40,026	(4)
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	14.2	12.7	14.2	–	–	14.2	14.2	–
Look-through CET1 ratio (%)	13.3	11.7	11.8	–	–	13.3	11.8	–
Look-through CET1 leverage ratio (%)	3.8	3.3	3.3	–	–	3.8	3.3	–
Look-through Tier 1 leverage ratio (%)	5.2	4.6	4.4	–	–	5.2	4.4	–
Share information
Shares outstanding (million)	2,553.3	2,083.6	2,081.4	23	23	2,553.3	2,081.4	23
of which common shares issued	2,556.0	2,089.9	2,089.9	22	22	2,556.0	2,089.9	22
of which treasury shares	(2.7)	(6.3)	(8.5)	(57)	(68)	(2.7)	(8.5)	(68)
Book value per share (CHF)	17.03	20.01	21.60	(15)	(21)	17.03	21.60	(21)
Tangible book value per share (CHF)	15.13	17.60	19.23	(14)	(21)	15.13	19.23	(21)
Market capitalization (CHF million)	35,426	31,139	21,547	14	64	35,426	21,547	64
Number of employees (full-time equivalents)
Number of employees	46,230	46,640	47,180	(1)	(2)	46,230	47,180	(2)
See relevant tables for additional information on these metrics.

Financial Report 2Q17

Financial Report 2Q17
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 50 countries and 46,230 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specializing in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with our strategic direction. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our Private Clients business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individuals, high-net-worth individuals, affluent and retail clients. Our Corporate & Institutional Clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers and financial institutions.
International Wealth Management
The International Wealth Management division through its Private Banking business offers comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America, utilizing comprehensive access to the broad spectrum of Credit Suisse’s global resources and capabilities as well as a wide range of proprietary and third-party products and services. Our Asset Management business offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals.
Asia Pacific
In the Asia Pacific division, our wealth management, financing and underwriting and advisory teams work closely together to deliver integrated advisory services and solutions to our target ultra-high-net-worth, entrepreneur and corporate clients. Our Wealth Management & Connected business combines our activities in wealth management with our financing, underwriting and advisory activities. Our Markets business represents our equities and fixed income trading business in Asia Pacific, which supports our wealth management activities, but also deals extensively with a broader range of institutional clients.
Global Markets
The Global Markets division offers a broad range of financial products and services to client-driven businesses and also supports Credit Suisse’s global wealth management businesses and their clients. Our suite of equities, solutions and credit products and services includes global securities sales, trading and execution, prime brokerage and comprehensive investment research. Our clients include financial institutions, corporations, governments, institutional investors, such as pension funds and hedge funds, and private individuals around the world.
Investment Banking & Capital Markets
The Investment Banking & Capital Markets division offers a broad range of investment banking services to corporations, financial institutions, financial sponsors and ultra-high-net-worth individuals and sovereign clients. Our range of products and services includes advisory services related to mergers and acquisitions, divestitures, takeover defense mandates, business restructurings and spin-offs. The division also engages in debt and equity underwriting of public securities offerings and private placements.
Strategic Resolution Unit
The Strategic Resolution Unit was created to facilitate the immediate right-sizing of our business divisions from a capital perspective and includes remaining portfolios from former non-strategic units plus transfers of additional exposures from the business divisions. The unit’s primary focus is on facilitating the rapid wind-down of capital usage and costs to reduce the negative impact on the Group’s performance. Repositioned as a separate division, this provides clearer accountability, governance and reporting.

Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management

Operating environment
Global economic growth appeared to remain robust in 2Q17, while inflation rates receded markedly. Global equity markets ended the quarter higher and European bank stocks in particular performed well. Major government bond yields increased significantly in the second half of June 2017 and the US dollar depreciated against most major currencies.
Economic environment
After soft gross domestic product growth in 1Q17, US economic growth likely accelerated slightly in 2Q17. Nevertheless, core inflation has fallen markedly since March 2017, contrasting with the strength of the US labor market. Eurozone data on the other hand remained buoyant, with unemployment continuing to decline and core inflation ticking up. Among emerging markets, Chinese activity growth appears to have softened somewhat compared to 1Q17, while economic recovery appeared to continue in Brazil and Russia. Headline inflation declined substantially in most economies as the positive base effects from energy prices receded.
The US Federal Reserve (Fed) again raised the target range for the federal funds rate by 25 basis points at its meeting in mid-June, bringing it to 1.00-1.25%, and announced plans to reduce its balance sheet in the future. The European Central Bank (ECB) left policy rates unchanged but changed its forward guidance by no longer referring to the possibility of future rate cuts. The Swiss National Bank (SNB) and the Bank of England (BoE) also left monetary policy unchanged. Among major emerging markets, policy rates were cut twice in both Russia and Brazil during the quarter.
During 2Q17, global equities showed further positive momentum (refer to the charts under “Equity markets”), due to positive revisions to earnings estimates. Among developed markets, Swiss and Japanese equities outperformed global equity markets while Australian and Canadian equities suffered from a sell-off in commodities markets. Emerging market equities again outperformed developed markets as they benefited from further declines in US Treasury 10-year yields and the US dollar, with both assets reaching their lowest levels of the year by the end of 2Q17. As in 1Q17, oil and commodity exporting emerging markets such as Russia and the Middle East underperformed due to the consolidation in oil and commodity prices. Among sectors, healthcare, industrials and IT were the top performers while the energy sector was the worst underperformer with the telecom sector also lagging. During 2Q17, equity market volatility, as measured by the Chicago Board Options Exchange Market Volatility Index (VIX), remained at multi-year lows. The Credit Suisse Hedge Fund Index increased 0.8% in 2Q17.
In fixed income, major long-dated government bond yields drifted lower in the quarter until the middle of June 2017. This decline was mainly due to lower inflation expectations, with core inflation data unexpectedly declining and energy prices dropping. In the second part of June 2017, major longer-dated government bond yields increased due to more restrictive central bank monetary policy communication and better than-expected German inflation data (refer to the charts under “Yield curves”). In credit markets, spreads continued to tighten in 2Q17 (refer to the charts under “Credit spreads”), though the pace of the narrowing slowed, especially for emerging market issuers. Prices for global investment grade corporate bonds increased in line with global high yield bonds. In US dollar terms, emerging market local currency bonds remained one of the best fixed income performing asset classes in 2Q17.

The US dollar depreciated against most major currencies in 2Q17 as US economic and in particular inflation data weakened more than expected. The euro was one of the strongest currencies, positively impacted by reduced political concerns about the Eurozone following the outcome of the French presidential election and strong economic data. In this context, the euro also appreciated against the Swiss franc. The Japanese yen decreased slightly against the US dollar. In emerging markets, the Brazilian real was among the weakest currencies amid renewed political concerns.
The Credit Suisse Commodities Benchmark slipped 5.5% in 2Q17, primarily due to weak energy markets. Energy prices declined during 2Q17 amid resilient supply. Rising US real interest rates weighed on precious metals and industrial metals were negatively impacted by moderating industrial activity in China.

Market volumes (growth in %)
	Global			Europe
end of 2Q17	QoQ	YoY		QoQ	YoY
Equity trading volume [1]	10	5		14	11
Announced mergers and acquisitions [2]	9	(8)		28	42
Completed mergers and acquisitions [2]	1	(9)		24	39
Equity underwriting [2]	(7)	19		12	15
Debt underwriting [2]	(13)	(9)		(17)	3
Syndicated lending – investment grade [2]	16	(10)	[3]	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
3 6M17 vs 6M16.
Sector environment
European bank stocks generally outperformed global stocks in 2Q17 and ended the quarter 5% higher. North American bank stocks also posted positive returns similar to the global stock market (refer to the charts under “Equity markets”).
In private banking, market conditions remained challenging in light of political and economic uncertainty and the persistence of the low interest rate environment. The sector continues to face significant structural pressure as it adapts to industry-specific regulatory changes, tax regularization and anti-money laundering initiatives.
In investment banking, equity trading volumes increased globally and in Europe compared to 1Q17 and to 2Q16. Announced and completed mergers and acquisitions (M&A) increased globally compared to 1Q17 and decreased compared to 2Q16. In Europe, announced and completed M&A increased compared to 1Q17 and 2Q16. Global equity underwriting volumes were lower compared to 1Q17 and higher compared to 2Q16. European equity underwriting volumes were higher compared to 1Q17 and 2Q16. Global and European debt underwriting volumes were lower compared to 1Q17. Compared to 2Q16, global debt underwriting was lower and European debt underwriting was higher. Compared to 1Q17, total US fixed income trading volumes were lower, mainly driven by a decrease in treasuries and corporate volumes. Compared to 2Q16, total US fixed income trading volumes were higher, mainly driven by an increase in treasuries and federal agency volumes.

Credit Suisse
In 2Q17, we recorded net income attributable to shareholders of CHF 303 million. Diluted earnings per share were CHF 0.13 and return on equity attributable to shareholders was 3.0%. As of the end of 2Q17, our BIS CET1 ratio was 13.3% on a look-through basis.
Results
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Statements of operations (CHF million)
Net interest income	1,737	1,633	1,999	6	(13)	3,370	4,010	(16)
Commissions and fees	2,905	3,046	2,796	(5)	4	5,951	5,471	9
Trading revenues	237	574	94	(59)	152	811	(177)	–
Other revenues	326	281	219	16	49	607	442	37
Net revenues	5,205	5,534	5,108	(6)	2	10,739	9,746	10
Provision for credit losses	82	53	(28)	55	–	135	122	11
Compensation and benefits	2,542	2,658	2,734	(4)	(7)	5,200	5,216	0
General and administrative expenses	1,580	1,648	1,760	(4)	(10)	3,228	3,608	(11)
Commission expenses	350	368	352	(5)	(1)	718	739	(3)
Restructuring expenses	69	137	91	(50)	(24)	206	346	(40)
Total other operating expenses	1,999	2,153	2,203	(7)	(9)	4,152	4,693	(12)
Total operating expenses	4,541	4,811	4,937	(6)	(8)	9,352	9,909	(6)
Income/(loss) before taxes	582	670	199	(13)	192	1,252	(285)	–
Income tax expense/(benefit)	276	78	21	254	–	354	(158)	–
Net income/(loss)	306	592	178	(48)	72	898	(127)	–
Net income/(loss) attributable to noncontrolling interests	3	(4)	8	–	(63)	(1)	5	–
Net income/(loss) attributable to shareholders	303	596	170	(49)	78	899	(132)	–
Statement of operations metrics (%)
Return on regulatory capital	5.1	5.7	1.6	–	–	5.4	(1.2)	–
Cost/income ratio	87.2	86.9	96.7	–	–	87.1	101.7	–
Effective tax rate	47.4	11.6	10.6	–	–	28.3	55.4	–
Earnings per share (CHF)
Basic earnings/(loss) per share	0.13	0.27	0.08	(52)	63	0.40	(0.06)	–
Diluted earnings/(loss) per share	0.13	0.26	0.08	(50)	63	0.39	(0.06)	–
Return on equity (%, annualized)
Return on equity attributable to shareholders	3.0	5.7	1.5	–	–	4.4	(0.6)	–
Return on tangible equity attributable to shareholders [1]	3.4	6.5	1.7	–	–	5.0	(0.7)	–
Balance sheet statistics (CHF million)
Total assets	783,411	811,979	821,164	(4)	(5)	783,411	821,164	(5)
Risk-weighted assets [2]	259,337	263,737	271,455	(2)	(4)	259,337	271,455	(4)
Leverage exposure [2]	906,194	935,911	966,548	(3)	(6)	906,194	966,548	(6)
Number of employees (full-time equivalents)
Number of employees	46,230	46,640	47,180	(1)	(2)	46,230	47,180	(2)
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

2 Disclosed on a look-through basis.

Results Summary
In 2Q17, Credit Suisse reported net income attributable to shareholders of CHF 303 million compared to CHF 596 million in 1Q17 and CHF 170 million in 2Q16.
Net revenues of CHF 5,205 million decreased 6% compared to 1Q17, primarily reflecting lower net revenues in Corporate Center, Investment Banking & Capital Markets, Global Markets and the Strategic Resolution Unit, partially offset by increases in Swiss Universal Bank and International Wealth Management. The decrease in Investment Banking & Capital Markets reflected lower revenues from advisory and debt underwriting, partially offset by higher revenues from equity underwriting. The decrease in Global Markets reflected less favorable market conditions across its Solutions businesses and a slowdown in industry-wide debt issuance activity. The movement in the Strategic Resolution Unit reflected higher negative valuation adjustments and lower fee-based revenues as a result of accelerated business exits, both in its legacy investment banking portfolio. The increase in Swiss Universal Bank primarily reflected higher transaction-based revenues. The increase in International Wealth Management primarily reflected higher transaction- and performance-based revenues, higher net interest income and higher recurring commissions and fees.
Net revenues increased 2% compared to 2Q16, primarily reflecting higher net revenues in International Wealth Management and Swiss Universal Bank and decreased negative net revenues in the Strategic Resolution Unit, partially offset by lower net revenues in Global Markets and Asia Pacific. The increase in International Wealth Management primarily reflected higher net interest income, higher recurring commissions and fees and higher transaction- and performance-based revenues. The increase in Swiss Universal Bank reflected higher net interest income and higher transaction-based revenues. The improvement in the Strategic Resolution Unit’s negative net revenues was primarily driven by lower negative valuation adjustments and lower overall funding costs, partially offset by a reduction in fee-based revenues. Net revenues in Global Markets decreased as low volatility adversely impacted trading revenues. The decrease in Asia Pacific was driven by significantly lower revenues in its Markets business across equity and fixed income sales and trading revenues, partially offset by higher revenues in its Wealth Management & Connected business.
Provision for credit losses of CHF 82 million primarily related to a net provision for credit losses of CHF 36 million in Swiss Universal Bank, CHF 13 million in Investment Banking & Capital Markets, CHF 13 million in the Strategic Resolution Unit and CHF 12 million in Global Markets.
Total operating expenses of CHF 4,541 million decreased 6% compared to 1Q17, reflecting a 4% decrease in compensation and benefits, a 4% decrease in general and administrative expenses and a 50% decrease in restructuring expenses. In 2Q17, we incurred CHF 69 million of restructuring expenses in connection with the implementation of our strategy, of which CHF 50 million were related to compensation and benefits.
Total operating expenses decreased 8% compared to 2Q16, reflecting a 7% decrease in compensation and benefits and a 10% decrease in general and administrative expenses, mainly relating to lower professional fees.
Income tax expense of CHF 276 million recorded in 2Q17 mainly reflected the impact of the geographical mix of results and the impact from shortfall tax charges on share-based compensation, partially offset by the impact of a re-assessment of Swiss deferred tax balances and a release of tax contingency accruals. Overall, net deferred tax assets decreased CHF 338 million to CHF 7,311 million, mainly driven by earnings, the shortfall tax charges and a foreign exchange impact, partially offset by the re-assessment of Swiss deferred tax balances. Deferred tax assets on net operating losses increased CHF 244 million to CHF 2,787 million during 2Q17. The Credit Suisse effective tax rate was 47.4% in 2Q17, compared to 11.6% in 1Q17. The 2Q17 effective tax rate was negatively impacted by an additional tax charge of CHF 95 million arising from the shortfall tax charges. The effective tax rate excluding the shortfall tax charges (net of valuation allowances) was 33.8%.
> Refer to “Note 22 – Tax” in III – Condensed consolidated financial statements – unaudited for further information.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
2Q17 (CHF million)
Net revenues	1,405	1,264	848	1,517	511	(66)	5,479	(274)	5,205
Provision for credit losses	36	8	(1)	12	13	1	69	13	82
Compensation and benefits	466	556	387	629	303	107	2,448	94	2,542
Total other operating expenses	401	335	274	619	117	71	1,817	182	1,999
of which general and administrative expenses	327	265	199	460	104	61	1,416	164	1,580
of which restructuring expenses	(4)	7	11	32	10	2	58	11	69
Total operating expenses	867	891	661	1,248	420	178	4,265	276	4,541
Income/(loss) before taxes	502	365	188	257	78	(245)	1,145	(563)	582
Return on regulatory capital (%)	15.5	28.3	14.4	7.4	12.0	–	10.9	–	5.1
Cost/income ratio (%)	61.7	70.5	77.9	82.3	82.2	–	77.8	–	87.2
Total assets	235,562	89,163	90,948	228,858	20,973	63,480	728,984	54,427	783,411
Goodwill	602	1,523	1,473	452	623	0	4,673	0	4,673
Risk-weighted assets [1]	64,426	36,515	32,293	51,333	18,648	18,021	221,236	38,101	259,337
Leverage exposure [1]	260,479	93,107	101,583	276,483	43,073	59,858	834,583	71,611	906,194
1Q17 (CHF million)
Net revenues	1,354	1,221	881	1,609	606	69	5,740	(206)	5,534
Provision for credit losses	10	2	4	5	6	2	29	24	53
Compensation and benefits	452	556	424	690	348	100	2,570	88	2,658
Total other operating expenses	488	372	306	597	103	66	1,932	221	2,153
of which general and administrative expenses	356	282	220	438	101	44	1,441	207	1,648
of which restructuring expenses	52	36	19	20	2	1	130	7	137
Total operating expenses	940	928	730	1,287	451	166	4,502	309	4,811
Income/(loss) before taxes	404	291	147	317	149	(99)	1,209	(539)	670
Return on regulatory capital (%)	12.7	23.0	10.9	9.0	23.1	–	11.4	–	5.7
Cost/income ratio (%)	69.4	76.0	82.9	80.0	74.4	–	78.4	–	86.9
Total assets	232,334	89,927	96,291	242,745	19,997	69,045	750,339	61,640	811,979
Goodwill	616	1,580	1,522	468	645	0	4,831	0	4,831
Risk-weighted assets [1]	65,639	35,794	33,077	52,061	18,602	17,180	222,353	41,384	263,737
Leverage exposure [1]	257,397	93,629	106,474	287,456	44,018	64,219	853,193	82,718	935,911
2Q16 (CHF million)
Net revenues	1,337	1,145	911	1,630	543	(95)	5,471	(363)	5,108
Provision for credit losses	9	16	3	(17)	0	(2)	9	(37)	(28)
Compensation and benefits	490	540	419	778	308	37	2,572	162	2,734
Total other operating expenses	385	344	283	715	100	105	1,932	271	2,203
of which general and administrative expenses	309	266	203	543	108	101	1,530	230	1,760
of which restructuring expenses	4	15	10	50	(8)	0	71	20	91
Total operating expenses	875	884	702	1,493	408	142	4,504	433	4,937
Income/(loss) before taxes	453	245	206	154	135	(235)	958	(759)	199
Return on regulatory capital (%)	14.9	20.6	15.6	4.3	22.6	–	9.4	–	1.6
Cost/income ratio (%)	65.4	77.2	77.1	91.6	75.1	–	82.3	–	96.7
Total assets	224,866	90,156	92,194	239,419	22,064	54,407	723,106	98,058	821,164
Goodwill	609	1,540	1,505	459	632	0	4,745	0	4,745
Risk-weighted assets [1]	64,604	33,613	31,644	50,750	16,513	17,850	214,974	56,481	271,455
Leverage exposure [1]	245,108	95,442	107,595	279,099	43,756	51,743	822,743	143,805	966,548
1 Disclosed on a look-through basis.

Overview of Results (continued)
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
6M17 (CHF million)
Net revenues	2,759	2,485	1,729	3,126	1,117	3	11,219	(480)	10,739
Provision for credit losses	46	10	3	17	19	3	98	37	135
Compensation and benefits	918	1,112	811	1,319	651	207	5,018	182	5,200
Total other operating expenses	889	707	580	1,216	220	137	3,749	403	4,152
of which general and administrative expenses	683	547	419	898	205	105	2,857	371	3,228
of which restructuring expenses	48	43	30	52	12	3	188	18	206
Total operating expenses	1,807	1,819	1,391	2,535	871	344	8,767	585	9,352
Income/(loss) before taxes	906	656	335	574	227	(344)	2,354	(1,102)	1,252
Return on regulatory capital (%)	14.1	25.6	12.7	8.2	17.4	–	11.1	–	5.4
Cost/income ratio (%)	65.5	73.2	80.5	81.1	78.0	–	78.1	–	87.1
6M16 (CHF million)
Net revenues	2,693	2,318	1,818	2,875	931	15	10,650	(904)	9,746
Provision for credit losses	15	14	(19)	6	29	(1)	44	78	122
Compensation and benefits	966	1,041	823	1,449	595	(30)	4,844	372	5,216
Total other operating expenses	827	718	544	1,464	234	248	4,035	658	4,693
of which general and administrative expenses	639	571	393	1,060	214	209	3,086	522	3,608
of which restructuring expenses	44	23	11	150	19	0	247	99	346
Total operating expenses	1,793	1,759	1,367	2,913	829	218	8,879	1,030	9,909
Income/(loss) before taxes	885	545	470	(44)	73	(202)	1,727	(2,012)	(285)
Return on regulatory capital (%)	14.6	22.7	18.2	(0.6)	6.6	–	8.5	–	(1.2)
Cost/income ratio (%)	66.6	75.9	75.2	101.3	89.0	–	83.4	–	101.7
capital INCREASE
On May 18, 2017, the Group held an Extraordinary General Meeting at which shareholders approved a capital increase by way of a rights offering. By the end of the rights exercise period on June 7, 2017, 99.2% of the rights had been exercised and 390,206,406 newly issued shares were subscribed. The remaining 3,026,166 newly issued shares that were not subscribed were sold in the market. The capital increase resulted in 393,232,572 newly issued shares and net proceeds for the Group of CHF 4.1 billion.
Core Results
In 2Q17, Core Results net revenues of CHF 5,479 million decreased 5% compared to 1Q17, primarily reflecting lower net revenues in Corporate Center, Investment Banking & Capital Markets and Global Markets partially offset by increases in Swiss Universal Bank and International Wealth Management. Provision for credit losses was CHF 69 million, primarily reflecting net provisions of CHF 36 million in Swiss Universal Bank, CHF 13 million in Investment Banking & Capital Markets and CHF 12 million in Global Markets. Total operating expenses of CHF 4,265 million decreased 5% compared to 1Q17, reflecting a 5% decrease in compensation and benefits, a slight decrease in general and administrative expenses and a decrease in restructuring expenses. Compared to 1Q17, restructuring expenses of CHF 58 million decreased 55%, primarily in Swiss Universal Bank and International Wealth Management.
Core Results net revenues were stable compared to 2Q16, primarily reflecting higher net revenues in International Wealth Management and Swiss Universal Bank, partially offset by a decrease in Global Markets and Asia Pacific. Total operating expenses decreased 5% compared to 2Q16, reflecting a 5% decrease in compensation and benefits and a 7% decrease in general and administrative expenses, mainly relating to professional services fees.

Reconciliation of adjusted results
Adjusted results referred to in this report are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
2Q17 (CHF million)
Net revenues	1,405	1,264	848	1,517	511	(66)	5,479	(274)	5,205
Provision for credit losses	36	8	(1)	12	13	1	69	13	82
Total operating expenses	867	891	661	1,248	420	178	4,265	276	4,541
Restructuring expenses	4	(7)	(11)	(32)	(10)	(2)	(58)	(11)	(69)
Major litigation provisions	(6)	(6)	0	0	0	0	(12)	(21)	(33)
Total operating expenses adjusted	865	878	650	1,216	410	176	4,195	244	4,439
Income/(loss) before taxes	502	365	188	257	78	(245)	1,145	(563)	582
Total adjustments	2	13	11	32	10	2	70	32	102
Adjusted income/(loss) before taxes	504	378	199	289	88	(243)	1,215	(531)	684
Adjusted return on regulatory capital (%)	15.6	29.3	15.3	8.3	13.5	–	11.5	–	5.9
1Q17 (CHF million)
Net revenues	1,354	1,221	881	1,609	606	69	5,740	(206)	5,534
(Gains)/losses on business sales	0	0	0	0	0	23	23	(38)	(15)
Net revenues adjusted	1,354	1,221	881	1,609	606	92	5,763	(244)	5,519
Provision for credit losses	10	2	4	5	6	2	29	24	53
Total operating expenses	940	928	730	1,287	451	166	4,502	309	4,811
Restructuring expenses	(52)	(36)	(19)	(20)	(2)	(1)	(130)	(7)	(137)
Major litigation provisions	(27)	0	0	0	0	0	(27)	(70)	(97)
Total operating expenses adjusted	861	892	711	1,267	449	165	4,345	232	4,577
Income/(loss) before taxes	404	291	147	317	149	(99)	1,209	(539)	670
Total adjustments	79	36	19	20	2	24	180	39	219
Adjusted income/(loss) before taxes	483	327	166	337	151	(75)	1,389	(500)	889
Adjusted return on regulatory capital (%)	15.1	25.8	12.3	9.6	23.4	–	13.1	–	7.5
2Q16 (CHF million)
Net revenues	1,337	1,145	911	1,630	543	(95)	5,471	(363)	5,108
Provision for credit losses	9	16	3	(17)	0	(2)	9	(37)	(28)
Total operating expenses	875	884	702	1,493	408	142	4,504	433	4,937
Restructuring expenses	(4)	(15)	(10)	(50)	8	0	(71)	(20)	(91)
Total operating expenses adjusted	871	869	692	1,443	416	142	4,433	413	4,846
Income/(loss) before taxes	453	245	206	154	135	(235)	958	(759)	199
Total adjustments	4	15	10	50	(8)	0	71	20	91
Adjusted income/(loss) before taxes	457	260	216	204	127	(235)	1,029	(739)	290
Adjusted return on regulatory capital (%)	15.0	21.9	16.4	5.8	21.1	–	10.1	–	2.4
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Reconciliation of adjusted results
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
6M17 (CHF million)
Net revenues	2,759	2,485	1,729	3,126	1,117	3	11,219	(480)	10,739
Losses on business sales	0	0	0	0	0	23	23	(38)	(15)
Net revenues adjusted	2,759	2,485	1,729	3,126	1,117	26	11,242	(518)	10,724
Provision for credit losses	46	10	3	17	19	3	98	37	135
Total operating expenses	1,807	1,819	1,391	2,535	871	344	8,767	585	9,352
Restructuring expenses	(48)	(43)	(30)	(52)	(12)	(3)	(188)	(18)	(206)
Major litigation provisions	(33)	(6)	0	0	0	0	(39)	(91)	(130)
Total operating expenses adjusted	1,726	1,770	1,361	2,483	859	341	8,540	476	9,016
Income/(loss) before taxes	906	656	335	574	227	(344)	2,354	(1,102)	1,252
Total adjustments	81	49	30	52	12	26	250	71	321
Adjusted income/(loss) before taxes	987	705	365	626	239	(318)	2,604	(1,031)	1,573
Adjusted return on regulatory capital (%)	15.4	27.5	13.8	9.0	18.3	–	12.3	–	6.7
6M16 (CHF million)
Net revenues	2,693	2,318	1,818	2,875	931	15	10,650	(904)	9,746
Gains on business sales	0	0	0	0	0	52	52	4	56
Net revenues adjusted	2,693	2,318	1,818	2,875	931	67	10,702	(900)	9,802
Provision for credit losses	15	14	(19)	6	29	(1)	44	78	122
Total operating expenses	1,793	1,759	1,367	2,913	829	218	8,879	1,030	9,909
Restructuring expenses	(44)	(23)	(11)	(150)	(19)	0	(247)	(99)	(346)
Total operating expenses adjusted	1,749	1,736	1,356	2,763	810	218	8,632	931	9,563
Income/(loss) before taxes	885	545	470	(44)	73	(202)	1,727	(2,012)	(285)
Total adjustments	44	23	11	150	19	52	299	103	402
Adjusted income/(loss) before taxes	929	568	481	106	92	(150)	2,026	(1,909)	117
Adjusted return on regulatory capital (%)	15.4	23.7	18.6	1.5	8.2	–	9.9	–	0.5
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Core Results by business activity
in	2Q17								1Q17	2Q16
	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	733	927	405		–	–	–	2,065	2,005	1,876
of which net interest income	408	360	161		–	–	–	929	923	852
of which recurring	202	302	94		–	–	–	598	577	553
of which transaction-based	123	265	149		–	–	–	537	504	473
Provision for credit losses	11	8	(6)		–	–	–	13	18	26
Total operating expenses	500	622	262		–	–	–	1,384	1,448	1,351
Income before taxes	222	297	149		–	–	–	668	539	499
Related to corporate & institutional banking
Net revenues	672	–	–		–	–	–	672	643	609
of which net interest income	309	–	–		–	–	–	309	313	278
of which recurring	161	–	–		–	–	–	161	165	160
of which transaction-based	207	–	–		–	–	–	207	180	185
Provision for credit losses	25	–	–		–	–	–	25	(2)	1
Total operating expenses	367	–	–		–	–	–	367	402	381
Income before taxes	280	–	–		–	–	–	280	243	227
Related to investment banking
Net revenues	–	–	443		1,517	511	–	2,471	2,685	2,747
of which fixed income sales and trading	–	–	101		800	–	–	901	901	865
of which equity sales and trading	–	–	188		511	–	–	699	722	982
of which underwriting and advisory	–	–	154	[1]	250	528	–	932	1,102	990
Provision for credit losses	–	–	5		12	13	–	30	11	(16)
Total operating expenses	–	–	399		1,248	420	–	2,067	2,200	2,357
Income before taxes	–	–	39		257	78	–	374	474	406
Related to asset management
Net revenues	–	337	–		–	–	–	337	338	334
Total operating expenses	–	269	–		–	–	–	269	286	273
Income before taxes	–	68	–		–	–	–	68	52	61
Related to corporate center
Net revenues	–	–	–		–	–	(66)	(66)	69	(95)
Provision for credit losses	–	–	–		–	–	1	1	2	(2)
Total operating expenses	–	–	–		–	–	178	178	166	142
Loss before taxes	–	–	–		–	–	(245)	(245)	(99)	(235)
Total
Net revenues	1,405	1,264	848		1,517	511	(66)	5,479	5,740	5,471
Provision for credit losses	36	8	(1)		12	13	1	69	29	9
Total operating expenses	867	891	661		1,248	420	178	4,265	4,502	4,504
Income/(loss) before taxes	502	365	188		257	78	(245)	1,145	1,209	958
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

Core Results by business activity (continued)
in	6M17								6M16
	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	1,444	1,810	816		–	–	–	4,070	3,776
of which net interest income	821	702	329		–	–	–	1,852	1,733
of which recurring	399	592	184		–	–	–	1,175	1,099
of which transaction-based	223	515	303		–	–	–	1,041	962
Provision for credit losses	23	10	(2)		–	–	–	31	16
Total operating expenses	1,038	1,264	530		–	–	–	2,832	2,739
Income before taxes	383	536	288		–	–	–	1,207	1,021
Related to corporate & institutional banking
Net revenues	1,315	–	–		–	–	–	1,315	1,237
of which net interest income	622	–	–		–	–	–	622	588
of which recurring	326	–	–		–	–	–	326	308
of which transaction-based	387	–	–		–	–	–	387	365
Provision for credit losses	23	–	–		–	–	–	23	(2)
Total operating expenses	769	–	–		–	–	–	769	750
Income before taxes	523	–	–		–	–	–	523	489
Related to investment banking
Net revenues	–	–	913		3,126	1,117	–	5,156	4,968
of which fixed income sales and trading	–	–	159		1,643	–	–	1,802	1,560
of which equity sales and trading	–	–	422		999	–	–	1,421	1,911
of which underwriting and advisory	–	–	332	[1]	562	1,140	–	2,034	1,674
Provision for credit losses	–	–	5		17	19	–	41	31
Total operating expenses	–	–	861		2,535	871	–	4,267	4,646
Income before taxes	–	–	47		574	227	–	848	291
Related to asset management
Net revenues	–	675	–		–	–	–	675	654
Total operating expenses	–	555	–		–	–	–	555	526
Income before taxes	–	120	–		–	–	–	120	128
Related to corporate center
Net revenues	–	–	–		–	–	3	3	15
Provision for credit losses	–	–	–		–	–	3	3	(1)
Total operating expenses	–	–	–		–	–	344	344	218
Loss before taxes	–	–	–		–	–	(344)	(344)	(202)
Total
Net revenues	2,759	2,485	1,729		3,126	1,117	3	11,219	10,650
Provision for credit losses	46	10	3		17	19	3	98	44
Total operating expenses	1,807	1,819	1,391		2,535	871	344	8,767	8,879
Income/(loss) before taxes	906	656	335		574	227	(344)	2,354	1,727
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

employees and other HEADCOUNT
There were 46,230 Group employees as of the end of 2Q17, a decrease of 410 compared to 1Q17, primarily reflecting the impact of our cost efficiency initiatives and the right-sizing of business activities, across most segments. The number of outsourced roles, contractors and consultants decreased by 710 compared to 1Q17.
Employees and other headcount
end of	2Q17	1Q17	2Q16
Employees (full-time equivalents)
Swiss Universal Bank	12,610	12,740	13,280
International Wealth Management	9,930	10,010	10,010
Asia Pacific	7,000	7,080	7,020
Global Markets	11,620	11,600	11,620
Investment Banking & Capital Markets	3,130	3,210	2,800
Strategic Resolution Unit	1,640	1,690	2,050
Corporate Center	300	310	400
Total employees	46,230	46,640	47,180
Other headcount
Outsourced roles, contractors and consultants	22,090	22,800	26,400
Total employees and other headcount	68,320	69,440	73,580
Regulatory capital
As of the end of 2Q17, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 13.3%. Our risk-weighted assets (RWA) were CHF 259.3 billion, both on a look-through basis.
The Swiss Financial Market Supervisory Authority FINMA (FINMA) has requested an add-on to our operational risk exposure primarily in respect of our residential mortgage-backed securities (RMBS) settlements and which would be effective from 3Q17. Separately, Credit Suisse has approached FINMA with a request to review the appropriateness of the level of the operational risk RWA in the Strategic Resolution Unit given the progress in reducing the size of the division over the last eighteen months, with the aim of aligning reductions to the accelerated closure of the Strategic Resolution Unit by the end of 2018. This is still under discussion with FINMA and we would expect some net increase in operational risk capital usage in 3Q17 depending on the ultimate outcome and phasing of these changes.
> Refer to “Capital management” in II – Treasury, risk, balance sheet and off-balance sheet for further information.
Information and developments
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of the leverage exposure. Return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 28 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.

Models were used to value financial instruments for which no prices are available and which have little or no observable inputs (level 3). Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.
As of the end of 2Q17, 38% and 25% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. Total assets at fair value recorded as level 3 decreased CHF 2.0 billion to CHF 17.6 billion as of the end of 2Q17, primarily reflecting net sales, mainly in trading assets and loans, and a foreign exchange translation impact, mainly in trading assets and loans.
As of the end of 2Q17, our level 3 assets comprised 2% of total assets and 6% of total assets measured at fair value, unchanged from 1Q17.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
Evolution of legal entity structure
The global service company initiative has made significant progress in 2Q17 in evolving the legal entity structure of the bank and ensuring continued provision of critical services for the Group in case of a resolution event. Credit Suisse Services AG (Swiss Service Company) became operational in July 2017 with the transfer of employees, net assets and our Business Delivery Center in Poland from Credit Suisse AG. A branch of the Swiss Service Company has been registered in the UK as Credit Suisse Services AG, London Branch, which became operational in June 2017.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
On June 9, 2017, the Federal Council initiated the consultation proceeding on the proposed Federal Act on Calculation of the Participation Deduction for “Too Big to Fail” Instruments. The consultation will last until the end of September 2017. If enacted, the legislation will permit systemically important banks to carve-out interest paid in respect of such instruments for purposes of calculating tax exempt net participation income and hereby remedy the effect of increased corporate income taxes from higher interest allocations as a consequence of systemically important banks being required to issue such instruments through the holding company.
On June 16, 2017, the Federal Council submitted draft legislation to the Swiss Parliament on the automatic exchange of financial account information (AEOI) with another 41 states and territories (having introduced the AEOI earlier this year with an initial 38 states and territories, including all EU member states, for which the data exchange starts in 2018). Upon approval, the Federal Council will be authorized to implement the AEOI with these additional states and territories. If implemented in 2018, as currently intended, the first set of data would be exchanged in late 2019. Before the first data is exchanged, the legislation requires the Federal Council to verify and issue a report, assessing whether these states and territories meet certain standards, in particular, concerning confidentiality and data security.
On July 21, 2017, the US banking agencies responsible for implementing the Volcker Rule released guidance providing temporary relief with respect to “foreign excluded funds” that are controlled by a foreign bank and thus could be subjected to the Volcker Rule’s proprietary trading and covered funds restrictions. The guidance provides that for one year (until July 21, 2018), the agencies will not take action with respect to such foreign excluded fund if the fund satisfies certain criteria (including that the fund is established and operated outside of the US as part of a bona fide asset management business, is not offered to US investors and that the foreign bank’s investment and/or sponsorship of the fund occurs solely outside of the US).
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2016 for further information and “Regulatory framework” and “Regulatory developments and proposals” in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management and Capital management, respectively, for further information.

Swiss Universal Bank
In 2Q17, we reported income before taxes of CHF 502 million and net revenues of CHF 1,405 million. Income before taxes was 24% and 11% higher compared to 1Q17 and 2Q16, respectively.
results summary
2Q17 results
In 2Q17, we reported income before taxes of CHF 502 million and net revenues of CHF 1,405 million. Compared to 1Q17, net revenues were 4% higher, driven by higher transaction-based revenues whereas net interest income and recurring commissions and fees were stable. Provision for credit losses was CHF 36 million compared to CHF 10 million in 1Q17, partially offset by gains from related credit hedges recorded in other revenues. Total operating expenses were 8% lower compared to 1Q17, primarily reflecting lower restructuring expenses and general and administrative expenses, partially offset by slightly higher compensation and benefits.
Compared to 2Q16, net revenues were 5% higher, with higher net interest income and higher transaction-based revenues while recurring commissions and fees were stable. Provision for credit losses was CHF 36 million compared to CHF 9 million in 2Q16. Total operating expenses were stable compared to 2Q16, reflecting lower compensation and benefits and restructuring expenses, offset by higher general and administrative expenses and commission expenses.
Adjusted income before taxes of CHF 504 million was 4% and 10% higher compared to 1Q17 and 2Q16, respectively.
Capital and leverage metrics
As of the end of 2Q17, we reported risk-weighted assets of CHF 64.4 billion, slightly lower compared to the end of 1Q17. An increase from methodology and policy changes reflecting the phase-in of the Swiss mortgage multipliers was more than offset by movements in risk levels reflecting the maturity of certain large loan facilities and favorable interest rate movements on our derivatives portfolio. Leverage exposure was CHF 260.5 billion, reflecting an increase of CHF 3.1 billion compared to the end of 1Q17, driven by increased high-quality liquid assets (HQLA), reflecting growth in our deposit base.
Divisional results
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Statements of operations (CHF million)
Net revenues	1,405	1,354	1,337	4	5	2,759	2,693	2
Provision for credit losses	36	10	9	260	300	46	15	207
Compensation and benefits	466	452	490	3	(5)	918	966	(5)
General and administrative expenses	327	356	309	(8)	6	683	639	7
Commission expenses	78	80	72	(3)	8	158	144	10
Restructuring expenses	(4)	52	4	–	–	48	44	9
Total other operating expenses	401	488	385	(18)	4	889	827	7
Total operating expenses	867	940	875	(8)	(1)	1,807	1,793	1
Income before taxes	502	404	453	24	11	906	885	2
Statement of operations metrics (%)
Return on regulatory capital	15.5	12.7	14.9	–	–	14.1	14.6	–
Cost/income ratio	61.7	69.4	65.4	–	–	65.5	66.6	–
Economic risk capital and return
Average economic risk capital (CHF million)	5,651	5,741	5,530	(2)	2	5,697	5,431	5
Pre-tax return on average economic risk capital (%)	35.5	28.1	32.8	–	–	31.8	32.6	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	12,610	12,740	13,280	(1)	(5)	12,610	13,280	(5)
Number of relationship managers	1,860	1,870	2,000	(1)	(7)	1,860	2,000	(7)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Net revenue detail (CHF million)
Private Clients	733	711	728	3	1	1,444	1,456	(1)
Corporate & Institutional Clients	672	643	609	5	10	1,315	1,237	6
Net revenues	1,405	1,354	1,337	4	5	2,759	2,693	2
Net revenue detail (CHF million)
Net interest income	717	726	683	(1)	5	1,443	1,415	2
Recurring commissions and fees	363	362	363	0	0	725	707	3
Transaction-based revenues	330	280	305	18	8	610	593	3
Other revenues	(5)	(14)	(14)	(64)	(64)	(19)	(22)	(14)
Net revenues	1,405	1,354	1,337	4	5	2,759	2,693	2
Provision for credit losses (CHF million)
New provisions	52	38	33	37	58	90	59	53
Releases of provisions	(16)	(28)	(24)	(43)	(33)	(44)	(44)	0
Provision for credit losses	36	10	9	260	300	46	15	207
Balance sheet statistics (CHF million)
Total assets	235,562	232,334	224,866	1	5	235,562	224,866	5
Net loans	165,435	166,078	164,661	0	0	165,435	164,661	0
of which Private Clients	110,426	110,190	–	0	–	110,426	–	–
Risk-weighted assets	64,426	65,639	64,604	(2)	0	64,426	64,604	0
Leverage exposure	260,479	257,397	245,108	1	6	260,479	245,108	6
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	2Q17	1Q17	2Q16	2Q17	1Q17	2Q16	2Q17	1Q17	2Q16
Adjusted results (CHF million)
Net revenues	733	711	728	672	643	609	1,405	1,354	1,337
Provision for credit losses	11	12	8	25	(2)	1	36	10	9
Total operating expenses	500	538	494	367	402	381	867	940	875
Restructuring expenses	2	(47)	(3)	2	(5)	(1)	4	(52)	(4)
Major litigation provisions	(2)	0	0	(4)	(27)	0	(6)	(27)	0
Adjusted total operating expenses	500	491	491	365	370	380	865	861	871
Income before taxes	222	161	226	280	243	227	502	404	453
Total adjustments	0	47	3	2	32	1	2	79	4
Adjusted income before taxes	222	208	229	282	275	228	504	483	457
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	15.6	15.1	15.0
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	6M17	6M16	6M17	6M16	6M17	6M16
Adjusted results (CHF million)
Net revenues	1,444	1,456	1,315	1,237	2,759	2,693
Provision for credit losses	23	17	23	(2)	46	15
Total operating expenses	1,038	1,043	769	750	1,807	1,793
Restructuring expenses	(45)	(38)	(3)	(6)	(48)	(44)
Major litigation provisions	(2)	0	(31)	0	(33)	0
Adjusted total operating expenses	991	1,005	735	744	1,726	1,749
Income before taxes	383	396	523	489	906	885
Total adjustments	47	38	34	6	81	44
Adjusted income before taxes	430	434	557	495	987	929
Adjusted return on regulatory capital (%)	–	–	–	–	15.4	15.4
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in the Appendix for further information.
Private clients
Results
Income before taxes of CHF 222 million was 38% higher compared to 1Q17, primarily reflecting decreased total operating expenses and slightly higher net revenues. Compared to 2Q16, income before taxes was slightly lower, primarily reflecting higher provision for credit losses with stable total operating expenses and stable net revenues. Adjusted income before taxes of CHF 222 million was 7% higher compared to 1Q17 and was slightly lower compared to 2Q16.
Net revenues
Compared to 1Q17, net revenues of CHF 733 million were slightly higher, primarily due to higher transaction-based revenues and slightly higher recurring commissions and fees while net interest income was stable. Transaction-based revenues of CHF 123 million were 23% higher, driven by a gain from the sale of an investment, higher equity participations income which included a regular dividend from our ownership interest in SIX Group AG and increased fees from foreign exchange client business. Recurring commissions and fees of CHF 202 million were slightly higher, reflecting higher investment advisory fees and slightly higher discretionary mandate management fees, partially offset by lower investment product management fees and lower banking services fees. Net interest income of CHF 408 million was stable with slightly higher deposit margins on higher average deposit volumes and stable loan margins on stable average loan volumes.
Compared to 2Q16, net revenues were stable, with slightly higher transaction-based revenues and stable net interest income and recurring commissions and fees. Transaction-based revenues were slightly higher, reflecting increased client activity and also included the gain from the sale of an investment, offset by the absence of proceeds from the sale of our equity stake in Visa Europe Ltd. to Visa Inc. in 2Q16. Net interest income was stable with higher deposit margins on higher average deposit volumes and stable loan margins on slightly higher average loan volumes.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 2Q17, Private Clients recorded provision for credit losses of CHF 11 million compared to CHF 12 million in 1Q17 and CHF 8 million in 2Q16. The provision was primarily related to our consumer finance business.

Results - Private Clients
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Statements of operations (CHF million)
Net revenues	733	711	728	3	1	1,444	1,456	(1)
Provision for credit losses	11	12	8	(8)	38	23	17	35
Compensation and benefits	253	242	273	5	(7)	495	553	(10)
General and administrative expenses	213	203	190	5	12	416	397	5
Commission expenses	36	46	28	(22)	29	82	55	49
Restructuring expenses	(2)	47	3	–	–	45	38	18
Total other operating expenses	247	296	221	(17)	12	543	490	11
Total operating expenses	500	538	494	(7)	1	1,038	1,043	0
Income before taxes	222	161	226	38	(2)	383	396	(3)
Statement of operations metrics (%)
Cost/income ratio	68.2	75.7	67.9	–	–	71.9	71.6	–
Net revenue detail (CHF million)
Net interest income	408	413	405	(1)	1	821	827	(1)
Recurring commissions and fees	202	197	203	3	0	399	399	0
Transaction-based revenues	123	100	120	23	2	223	228	(2)
Other revenues	0	1	0	(100)	–	1	2	(50)
Net revenues	733	711	728	3	1	1,444	1,456	(1)
Margins on assets under management (annualized) (bp)
Gross margin [1]	146	146	154	–	–	146	155	–
Net margin [2]	44	33	48	–	–	39	42	–
Number of relationship managers
Number of relationship managers	1,310	1,330	1,460	(2)	(10)	1,310	1,460	(10)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Total operating expenses
Compared to 1Q17, total operating expenses of CHF 500 million decreased 7%, primarily reflecting lower restructuring expenses, partially offset by increased compensation and benefits and higher general and administrative expenses. Restructuring expenses decreased CHF 49 million. Compensation and benefits of CHF 253 million were 5% higher, primarily reflecting higher allocated corporate function costs and increased salary expenses, partially offset by lower discretionary compensation expenses. General and administrative expenses of CHF 213 million increased 5%, primarily reflecting higher professional services fees and continued investments in digitalization projects and in regulatory and compliance functions. Adjusted total operating expenses of CHF 500 million were slightly higher compared to 1Q17.
Compared to 2Q16, total operating expenses were stable, primarily reflecting higher general and administrative expenses and increased commission expenses, offset by lower compensation and benefits and lower restructuring expenses. General and administrative expenses were 12% higher, primarily reflecting higher allocated corporate function costs, including the impact of the changes to the methodology for the allocation of corporate function costs in 2Q16, and increased professional services fees, partially offset by lower advertising and marketing expenses. Compensation and benefits were 7% lower, primarily reflecting lower salary expenses and lower discretionary compensation expenses. Adjusted total operating expenses were slightly higher compared to 2Q16.
margins
Gross margin
Our gross margin was 146 basis points in 2Q17, stable compared to 1Q17, mainly driven by higher transaction-based revenues, offset by slightly higher average assets under management. Compared to 2Q16, our gross margin was eight basis points lower, reflecting 6.5% higher average assets under management.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 44 basis points in 2Q17, eleven basis points higher compared to 1Q17, mainly reflecting lower restructuring expenses and slightly higher net revenues. Compared to 2Q16, our net margin was four basis points lower, primarily reflecting the 6.5% increase in average assets under management. On the basis of adjusted income before taxes, our net margin was 44 basis points in 2Q17, one basis point higher compared to 1Q17 and four basis points lower compared to 2Q16.

Assets under management
As of the end of 2Q17, assets under management of CHF 201.5 billion were CHF 3.3 billion higher compared to the end of 1Q17, mainly driven by favorable market movements and net new assets of CHF 1.7 billion, partially offset by unfavorable foreign exchange-related movements. Net new assets reflected positive contributions from all businesses.
Assets under management – Private Clients
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Assets under management (CHF billion)
Assets under management	201.5	198.2	189.6	1.7	6.3	201.5	189.6	6.3
Average assets under management	201.4	195.2	189.1	3.2	6.5	198.3	188.4	5.3
Assets under management by currency (CHF billion)
USD	29.8	29.8	27.4	0.0	8.8	29.8	27.4	8.8
EUR	20.8	19.5	18.5	6.7	12.4	20.8	18.5	12.4
CHF	141.9	140.4	136.1	1.1	4.3	141.9	136.1	4.3
Other	9.0	8.5	7.6	5.9	18.4	9.0	7.6	18.4
Assets under management	201.5	198.2	189.6	1.7	6.3	201.5	189.6	6.3
Growth in assets under management (CHF billion)
Net new assets	1.7	2.0	0.7	–	–	3.7	1.0	–
Other effects	1.6	4.0	3.2	–	–	5.6	(1.2)	–
of which market movements	2.9	4.8	2.3	–	–	7.7	(0.9)	–
of which foreign exchange	(1.1)	(0.6)	0.1	–	–	(1.7)	(0.8)	–
of which other	(0.2)	(0.2)	0.8	–	–	(0.4)	0.5	–
Growth in assets under management	3.3	6.0	3.9	–	–	9.3	(0.2)	–
Growth in assets under management (annualized) (%)
Net new assets	3.4	4.2	1.5	–	–	3.9	1.1	–
Other effects	3.3	8.3	6.9	–	–	5.8	(1.3)	–
Growth in assets under management (annualized)	6.7	12.5	8.4	–	–	9.7	(0.2)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	1.5	1.0	0.9	–	–	–	–	–
Other effects	4.8	5.7	(6.1)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	6.3	6.7	(5.2)	–	–	–	–	–
Corporate & institutional clients
Results
Income before taxes of CHF 280 million increased 15% compared to 1Q17, primarily due to lower total operating expenses and higher net revenues, partially offset by higher provision for credit losses in 2Q17. Compared to 2Q16, income before taxes was 23% higher, reflecting higher net revenues and lower total operating expenses, partially offset by higher provision for credit losses in 2Q17. Adjusted income before taxes of CHF 282 million increased slightly compared to 1Q17 and was 24% higher compared to 2Q16.
Net revenues
Compared to 1Q17, net revenues of CHF 672 million were 5% higher with higher transaction-based revenues and improved other revenues, partially offset by slightly lower recurring commissions and fees and stable net interest income. Transaction-based revenues of CHF 207 million were 15% higher, mainly due to strong revenues from our Swiss investment banking business, our profit share on the sale of an investment and a regular dividend from SIX Group, partially offset by lower revenues from trading services. Other revenues increased CHF 10 million primarily due to gains from credit hedges. Recurring commissions and fees of CHF 161 million were slightly lower, mainly due to lower fees from lending activities, partially offset by increased investment product management fees. Net interest income of CHF 309 million was stable, with higher deposit margins on higher average deposit volumes and stable loan margins on slightly lower average loan volumes.

Compared to 2Q16, net revenues were 10% higher, driven by higher net interest income and increased transaction-based revenues while recurring commissions and fees were stable. Net interest income was 11% higher, with stable loan margins on stable average loan volumes and lower deposit margins on higher average deposit volumes. Transaction-based revenues were 12% higher, mainly due to the profit share on the sale of an investment and strong revenues from our Swiss investment banking business, partially offset by lower revenues from trading services.
Results – Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Statements of operations (CHF million)
Net revenues	672	643	609	5	10	1,315	1,237	6
Provision for credit losses	25	(2)	1	–	–	23	(2)	–
Compensation and benefits	213	210	217	1	(2)	423	413	2
General and administrative expenses	114	153	119	(25)	(4)	267	242	10
Commission expenses	42	34	44	24	(5)	76	89	(15)
Restructuring expenses	(2)	5	1	–	–	3	6	(50)
Total other operating expenses	154	192	164	(20)	(6)	346	337	3
Total operating expenses	367	402	381	(9)	(4)	769	750	3
Income before taxes	280	243	227	15	23	523	489	7
Statement of operations metrics (%)
Cost/income ratio	54.6	62.5	62.6	–	–	58.5	60.6	–
Net revenue detail (CHF million)
Net interest income	309	313	278	(1)	11	622	588	6
Recurring commissions and fees	161	165	160	(2)	1	326	308	6
Transaction-based revenues	207	180	185	15	12	387	365	6
Other revenues	(5)	(15)	(14)	(67)	(64)	(20)	(24)	(17)
Net revenues	672	643	609	5	10	1,315	1,237	6
Number of relationship managers
Number of relationship managers	550	540	540	2	2	550	540	2
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 2Q17, Corporate & Institutional Clients recorded provision for credit losses of CHF 25 million compared to a release of provision for credit losses of CHF 2 million in 1Q17 and provision for credit losses of CHF 1 million in 2Q16, partially offset by gains from related credit hedges recorded in other revenues. The increase compared to 1Q17 reflected several individual cases.
Total operating expenses
Compared to 1Q17, total operating expenses of CHF 367 million were 9% lower, primarily reflecting lower general and administrative expenses. General and administrative expenses of CHF 114 million decreased 25%, primarily due to lower litigation provisions. Compensation and benefits of CHF 213 million were stable. Adjusted total operating expenses of CHF 365 million were stable compared to 1Q17.
Compared to 2Q16, total operating expenses were 4% lower, mainly driven by lower general and administrative expenses and slightly lower compensation and benefits. General and administrative expenses decreased 4%, primarily due to lower allocated corporate function costs. Compensation and benefits decreased slightly mainly due to lower pension expenses and lower discretionary compensation expenses, partially offset by higher salary expenses. Adjusted total operating expenses were 4% lower compared to 2Q16.
Assets under management
As of the end of 2Q17, assets under management of CHF 352.5 billion were CHF 3.6 billion higher compared to the end of 1Q17, primarily driven by favorable market movements. Net asset inflows were more than offset by outflows related to terminated relationships with certain external asset managers.

International Wealth Management
In 2Q17, we reported income before taxes of CHF 365 million and net revenues of CHF 1,264 million. Income before taxes was 25% and 49% higher compared to 1Q17 and 2Q16, respectively.
Results summary
2Q17 results
In 2Q17, we reported income before taxes of CHF 365 million and net revenues of CHF 1,264 million. Compared to 1Q17, net revenues increased 4% due to higher transaction- and performance-based revenues, higher net interest income and higher recurring commissions and fees, partially offset by lower other revenues which included the impact of lower investment-related gains in Asset Management. Provision for credit losses was CHF 8 million compared to CHF 2 million in 1Q17. Total operating expenses were 4% lower compared to 1Q17, mainly driven by lower restructuring expenses and lower general and administrative expenses.
Compared to 2Q16, net revenues increased 10% reflecting higher net interest income, higher recurring commissions and fees and higher transaction- and performance-based revenues, partially offset by the impact of lower investment-related gains as 2Q16 included an investment gain from Asset Management Finance LLC (AMF). Provision for credit losses was CHF 8 million compared to CHF 16 million in 2Q16. Total operating expenses were stable with slightly higher compensation and benefits, offset by lower restructuring expenses.
Adjusted income before taxes of CHF 378 million increased 16% and 45% compared to 1Q17 and 2Q16, respectively.
Capital and leverage metrics
As of the end of 2Q17, we reported risk-weighted assets of CHF 36.5 billion, slightly higher compared to the end of 1Q17. Leverage exposure of CHF 93.1 billion was stable compared to the end of 1Q17.
Divisional results
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Statements of operations (CHF million)
Net revenues	1,264	1,221	1,145	4	10	2,485	2,318	7
Provision for credit losses	8	2	16	300	(50)	10	14	(29)
Compensation and benefits	556	556	540	0	3	1,112	1,041	7
General and administrative expenses	265	282	266	(6)	0	547	571	(4)
Commission expenses	63	54	63	17	0	117	124	(6)
Restructuring expenses	7	36	15	(81)	(53)	43	23	87
Total other operating expenses	335	372	344	(10)	(3)	707	718	(2)
Total operating expenses	891	928	884	(4)	1	1,819	1,759	3
Income before taxes	365	291	245	25	49	656	545	20
Statement of operations metrics (%)
Return on regulatory capital	28.3	23.0	20.6	–	–	25.6	22.7	–
Cost/income ratio	70.5	76.0	77.2	–	–	73.2	75.9	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,428	4,129	3,751	7	18	4,224	3,657	16
Pre-tax return on average economic risk capital (%)	33.0	28.2	26.1	–	–	31.1	29.8	–
Number of employees (full-time equivalents)
Number of employees	9,930	10,010	10,010	(1)	(1)	9,930	10,010	(1)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Net revenue detail (CHF million)
Private Banking	927	883	811	5	14	1,810	1,664	9
Asset Management	337	338	334	0	1	675	654	3
Net revenues	1,264	1,221	1,145	4	10	2,485	2,318	7
Net revenue detail (CHF million)
Net interest income	360	342	304	5	18	702	629	12
Recurring commissions and fees	531	513	477	4	11	1,044	954	9
Transaction- and performance-based revenues	390	366	340	7	15	756	733	3
Other revenues	(17)	0	24	–	–	(17)	2	–
Net revenues	1,264	1,221	1,145	4	10	2,485	2,318	7
Provision for credit losses (CHF million)
New provisions	12	6	19	100	(37)	18	21	(14)
Releases of provisions	(4)	(4)	(3)	0	33	(8)	(7)	14
Provision for credit losses	8	2	16	300	(50)	10	14	(29)
Balance sheet statistics (CHF million)
Total assets	89,163	89,927	90,156	(1)	(1)	89,163	90,156	(1)
Net loans	46,263	46,097	43,059	0	7	46,263	43,059	7
of which Private Banking	46,206	45,780	–	1	–	46,206	–	–
Risk-weighted assets	36,515	35,794	33,613	2	9	36,515	33,613	9
Leverage exposure	93,107	93,629	95,442	(1)	(2)	93,107	95,442	(2)
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	2Q17	1Q17	2Q16	2Q17	1Q17	2Q16	2Q17	1Q17	2Q16
Adjusted results (CHF million)
Net revenues	927	883	811	337	338	334	1,264	1,221	1,145
Provision for credit losses	8	2	16	0	0	0	8	2	16
Total operating expenses	622	642	611	269	286	273	891	928	884
Restructuring expenses	(4)	(23)	(13)	(3)	(13)	(2)	(7)	(36)	(15)
Major litigation provisions	(6)	0	0	0	0	0	(6)	0	0
Adjusted total operating expenses	612	619	598	266	273	271	878	892	869
Income before taxes	297	239	184	68	52	61	365	291	245
Total adjustments	10	23	13	3	13	2	13	36	15
Adjusted income before taxes	307	262	197	71	65	63	378	327	260
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	29.3	25.8	21.9
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Banking		Asset Management		International Wealth Management
in	6M17	6M16	6M17	6M16	6M17	6M16
Adjusted results (CHF million)
Net revenues	1,810	1,664	675	654	2,485	2,318
Provision for credit losses	10	14	0	0	10	14
Total operating expenses	1,264	1,233	555	526	1,819	1,759
Restructuring expenses	(27)	(23)	(16)	0	(43)	(23)
Major litigation provisions	(6)	0	0	0	(6)	0
Adjusted total operating expenses	1,231	1,210	539	526	1,770	1,736
Income before taxes	536	417	120	128	656	545
Total adjustments	33	23	16	0	49	23
Adjusted income before taxes	569	440	136	128	705	568
Adjusted return on regulatory capital (%)	–	–	–	–	27.5	23.7
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in the Appendix for further information.
Private Banking
Results
Income before taxes of CHF 297 million increased 24% compared to 1Q17, reflecting higher net revenues and slightly lower total operating expenses, partially offset by higher provision for credit losses. Compared to 2Q16, income before taxes increased 61% reflecting higher net revenues and lower provision for credit losses, partially offset by slightly higher total operating expenses. Adjusted income before taxes of CHF 307 million increased 17% and 56% compared to 1Q17 and 2Q16, respectively.
Net revenues
Compared to 1Q17, net revenues of CHF 927 million were 5% higher, with higher net interest income, higher transaction- and performance-based revenues and higher recurring commissions and fees. Net interest income of CHF 360 million increased 5% with slightly lower loan margins on higher average loan volumes and higher deposit margins on stable average deposit volumes. Transaction- and performance-based revenues of CHF 265 million increased 6%, mainly driven by higher equity participations income which included a regular dividend from SIX Group and higher corporate advisory fees related to integrated solutions, partially offset by lower revenues from trading services as 1Q17 included a revaluation gain on an equity investment of CHF 13 million. Recurring commissions and fees of CHF 302 million were 4% higher, mainly from increased fee income on lending activities and slightly higher security account and custody services fees, including the impact of slightly higher average assets under management.
Compared to 2Q16, net revenues increased 14%, with higher net interest income, higher transaction- and performance-based revenues and higher recurring commissions and fees. Net interest income increased 18%, primarily reflecting higher loan margins and higher deposit margins on higher average loan and deposit volumes. Transaction- and performance-based revenues increased 12%, mainly driven by higher brokerage and product issuing fees. Recurring commissions and fees increased 11% mainly from higher investment product management fees, higher security account and custody services fees and higher wealth structuring solution fees, including the impact of higher average assets under management.

Results – Private Banking
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Statements of operations (CHF million)
Net revenues	927	883	811	5	14	1,810	1,664	9
Provision for credit losses	8	2	16	300	(50)	10	14	(29)
Compensation and benefits	388	381	363	2	7	769	712	8
General and administrative expenses	182	197	191	(8)	(5)	379	412	(8)
Commission expenses	48	41	44	17	9	89	86	3
Restructuring expenses	4	23	13	(83)	(69)	27	23	17
Total other operating expenses	234	261	248	(10)	(6)	495	521	(5)
Total operating expenses	622	642	611	(3)	2	1,264	1,233	3
Income before taxes	297	239	184	24	61	536	417	29
Statement of operations metrics (%)
Cost/income ratio	67.1	72.7	75.3	–	–	69.8	74.1	–
Net revenue detail (CHF million)
Net interest income	360	342	304	5	18	702	629	12
Recurring commissions and fees	302	290	273	4	11	592	549	8
Transaction- and performance-based revenues	265	250	236	6	12	515	490	5
Other revenues	0	1	(2)	(100)	100	1	(4)	–
Net revenues	927	883	811	5	14	1,810	1,664	9
Margins on assets under management (annualized) (bp)
Gross margin [1]	110	108	110	–	–	109	115	–
Net margin [2]	35	29	25	–	–	32	29	–
Number of relationship managers
Number of relationship managers	1,120	1,120	1,170	0	(4)	1,120	1,170	(4)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Provision for credit losses
In 2Q17, provision for credit losses was CHF 8 million, compared to CHF 2 million in 1Q17 and to CHF 16 million in 2Q16.
Total operating expenses
Compared to 1Q17, total operating expenses of CHF 622 million decreased slightly, mainly due to lower restructuring expenses and lower general and administrative expenses, partially offset by slightly higher compensation and benefits. Restructuring expenses of CHF 4 million decreased CHF 19 million. General and administrative expenses of CHF 182 million decreased 8%, mainly reflecting lower allocated corporate function costs and lower professional services fees, partially offset by higher litigation provisions. Compensation and benefits of CHF 388 million increased slightly, mainly due to higher discretionary compensation expenses, partially offset by slightly lower salary expenses. Adjusted total operating expenses of CHF 612 million were stable compared to 1Q17.
Compared to 2Q16, total operating expenses increased slightly, mainly driven by higher compensation and benefits, partially offset by lower general and administrative expenses and lower restructuring expenses. Compensation and benefits increased 7%, mainly due to higher discretionary compensation expenses. General and administrative expenses were 5% lower, mainly driven by lower professional services fees, partially offset by higher litigation provisions. Restructuring expenses decreased CHF 9 million. Adjusted total operating expenses were slightly higher compared to 2Q16.

margins
Gross margin
Our gross margin was 110 basis points in 2Q17, two basis points higher compared to 1Q17, mainly reflecting higher net revenues, partially offset by slightly higher average assets under management. Our gross margin was stable compared to 2Q16, mainly reflecting higher net revenues, offset by a 14.7% increase in average assets under management.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 35 basis points in 2Q17, six basis points higher compared to 1Q17, reflecting higher net revenues and slightly lower total operating expenses, partially offset by slightly higher average assets under management. Our net margin was ten basis points higher compared to 2Q16, reflecting higher net revenues, partially offset by the 14.7% increase in average assets under management. On the basis of adjusted income before taxes, our net margin was 36 basis points in 2Q17, four basis points higher compared to 1Q17 and nine basis points higher compared to 2Q16.
Assets under management
As of the end of 2Q17, assets under management of CHF 336.4 billion were stable compared to the end of 1Q17, reflecting net new assets of CHF 4.6 billion and favorable market movements, offset by unfavorable foreign exchange-related movements. The net new assets reflected solid inflows from emerging markets and Europe.
Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Assets under management (CHF billion)
Assets under management	336.4	336.2	298.6	0.1	12.7	336.4	298.6	12.7
Average assets under management	337.4	326.9	294.1	3.2	14.7	332.2	290.6	14.3
Assets under management by currency (CHF billion)
USD	151.1	153.7	137.3	(1.7)	10.1	151.1	137.3	10.1
EUR	100.6	97.4	86.9	3.3	15.8	100.6	86.9	15.8
CHF	21.8	21.4	20.9	1.9	4.3	21.8	20.9	4.3
Other	62.9	63.7	53.5	(1.3)	17.6	62.9	53.5	17.6
Assets under management	336.4	336.2	298.6	0.1	12.7	336.4	298.6	12.7
Growth in assets under management (CHF billion)
Net new assets	4.6	4.7	5.4	–	–	9.3	10.8	–
Other effects	(4.4)	8.3	6.2	–	–	3.9	(1.8)	–
of which market movements	3.2	9.2	4.2	–	–	12.4	(2.1)	–
of which foreign exchange	(7.6)	(3.1)	3.3	–	–	(10.7)	1.3	–
of which other	0.0	2.2	(1.3)	–	–	2.2	(1.0)	–
Growth in assets under management	0.2	13.0	11.6	–	–	13.2	9.0	–
Growth in assets under management (annualized) (%)
Net new assets	5.5	5.8	7.5	–	–	5.8	7.4	–
Other effects	(5.3)	10.3	8.6	–	–	2.4	(1.2)	–
Growth in assets under management (annualized)	0.2	16.1	16.1	–	–	8.2	6.2	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	4.7	5.2	2.7	–	–	–	–	–
Other effects	8.0	11.9	(4.3)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	12.7	17.1	(1.6)	–	–	–	–	–

Asset management
Results – Asset Management
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Statements of operations (CHF million)
Net revenues	337	338	334	0	1	675	654	3
Provision for credit losses	0	0	0	–	–	0	0	–
Compensation and benefits	168	175	177	(4)	(5)	343	329	4
General and administrative expenses	83	85	75	(2)	11	168	159	6
Commission expenses	15	13	19	15	(21)	28	38	(26)
Restructuring expenses	3	13	2	(77)	50	16	0	–
Total other operating expenses	101	111	96	(9)	5	212	197	8
Total operating expenses	269	286	273	(6)	(1)	555	526	6
Income before taxes	68	52	61	31	11	120	128	(6)
Statement of operations metrics (%)
Cost/income ratio	79.8	84.6	81.7	–	–	82.2	80.4	–
Net revenue detail (CHF million)
Management fees	269	254	220	6	22	523	445	18
Performance and placement revenues	32	42	42	(24)	(24)	74	59	25
Investment and partnership income	36	42	72	(14)	(50)	78	150	(48)
Net revenues	337	338	334	0	1	675	654	3
of which recurring commissions and fees	229	223	204	3	12	452	405	12
of which transaction- and performance-based revenues	125	116	104	8	20	241	243	(1)
of which other revenues	(17)	(1)	26	–	–	(18)	6	–
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Results
Income before taxes of CHF 68 million increased 31% compared to 1Q17, mainly reflecting lower total operating expenses, while net revenues were stable. Income before taxes increased 11% compared to 2Q16, driven by a decrease of CHF 4 million in total operating expenses and an increase of CHF 3 million in net revenues. Adjusted income before taxes of CHF 71 million increased 9% and 13% compared to 1Q17 and 2Q16, respectively.
Net revenues
Compared to 1Q17, net revenues of CHF 337 million were stable, reflecting lower performance and placement revenues and lower investment and partnership income, offset by an increase in management fees. Performance and placement revenues decreased CHF 10 million to CHF 32 million, mainly due to lower performance fees and lower investment-related gains, partially offset by higher placement fees. Investment and partnership income decreased CHF 6 million to CHF 36 million. Management fees of CHF 269 million increased 6%, reflecting higher average assets under management.
Compared to 2Q16, net revenues were stable, reflecting higher management fees, offset by lower investment and partnership income and lower performance and placement revenues. Management fees increased 22%, reflecting higher average assets under management. Investment and partnership income decreased 50%, mainly as 2Q16 included the investment gain from AMF of CHF 24 million and lower other residual gains. Performance and placement revenues decreased CHF 10 million, mainly driven by lower investment-related gains and lower performance fees, partially offset by higher placement fees.
Total operating expenses
Compared to 1Q17, total operating expenses of CHF 269 million decreased 6%, mainly due to lower restructuring expenses and lower compensation and benefits. Restructuring expenses of CHF 3 million decreased CHF 10 million. Compensation and benefits of CHF 168 million decreased 4%, mainly from lower deferred compensation expenses from prior-year awards. General and administrative expenses of CHF 83 million were slightly lower, primarily reflecting lower allocated corporate function costs. Adjusted total operating expenses of CHF 266 million were slightly lower compared to 1Q17.

Compared to 2Q16, total operating expenses were stable, primarily reflecting lower compensation and benefits offset by higher general and administrative expenses. Compensation and benefits were 5% lower, mainly driven by lower deferred compensation expenses from prior-year awards, partially offset by higher salary expenses. General and administrative expenses were 11% higher, mainly reflecting higher occupancy expenses and higher market data expenses. Adjusted total operating expenses were slightly lower compared to 2Q16.
Assets under management
As of the end of 2Q17, assets under management of CHF 366.0 billion were stable compared to the end of 1Q17, reflecting unfavorable foreign exchange-related movements, offset by favorable market movements and net new assets of CHF 2.8 billion. Net new assets reflected inflows of CHF 4.1 billion in traditional and alternative investments, partially offset by outflows from our joint ventures.
Assets under management – Asset Management
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Assets under management (CHF billion)
Traditional investments	203.3	199.2	159.5	2.1	27.5	203.3	159.5	27.5
Alternative investments	116.4	118.9	115.7	(2.1)	0.6	116.4	115.7	0.6
Investments and partnerships	46.3	49.0	39.7	(5.5)	16.6	46.3	39.7	16.6
Assets under management	366.0	367.1	314.9	(0.3)	16.2	366.0	314.9	16.2
Average assets under management	366.8	348.4	310.8	5.3	18.0	357.6	313.3	14.1
Assets under management by currency (CHF billion)
USD	92.5	95.2	88.9	(2.8)	4.0	92.5	88.9	4.0
EUR	43.4	41.8	36.4	3.8	19.2	43.4	36.4	19.2
CHF	175.1	173.0	142.6	1.2	22.8	175.1	142.6	22.8
Other	55.0	57.1	47.0	(3.7)	17.0	55.0	47.0	17.0
Assets under management	366.0	367.1	314.9	(0.3)	16.2	366.0	314.9	16.2
Growth in assets under management (CHF billion)
Net new assets [1]	2.8	15.0	3.5	–	–	17.8	5.0	–
Other effects	(3.9)	30.5	10.1	–	–	26.6	(11.4)	–
of which market movements	2.9	7.5	6.8	–	–	10.4	1.2	–
of which foreign exchange	(5.3)	(2.5)	2.0	–	–	(7.8)	(0.3)	–
of which other	(1.5)	25.5	1.3	–	–	24.0	(12.3)	–
Growth in assets under management	(1.1)	45.5	13.6	–	–	44.4	(6.4)	–
Growth in assets under management (annualized) (%)
Net new assets	3.1	18.7	4.6	–	–	11.1	3.0	–
Other effects	(4.3)	37.9	13.4	–	–	16.5	(7.0)	–
Growth in assets under management	(1.2)	56.6	18.0	–	–	27.6	(4.0)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	5.8	6.3	4.5	–	–	–	–	–
Other effects	10.4	15.5	(4.0)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	16.2	21.8	0.5	–	–	–	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 2Q17, we reported income before taxes of CHF 188 million and net revenues of CHF 848 million. Income before taxes increased 28% compared to 1Q17 and decreased 9% compared to 2Q16.
Results Summary
2Q17 results
In 2Q17, we reported income before taxes of CHF 188 million and net revenues of CHF 848 million. Compared to 1Q17, net revenues decreased 4%, driven by our Wealth Management & Connected business mainly reflecting lower advisory, underwriting and financing revenues. We recorded a release of provision for credit losses of CHF 1 million in 2Q17, compared to a provision for credit losses of CHF 4 million in 1Q17. Total operating expenses of CHF 661 million decreased 9%, primarily due to lower compensation and benefits and lower general and administrative expenses.
Compared to 2Q16, net revenues decreased 7%, driven by significantly lower revenues in our Markets business across equity and fixed income sales and trading revenues, partially offset by higher revenues in our Wealth Management & Connected business, reflecting higher Private Banking revenues and higher advisory, underwriting and financing revenues. Total operating expenses decreased 6%, primarily from lower compensation and benefits in our Markets business, mainly reflecting lower deferred compensation expenses from prior-year awards and lower salary expenses related to lower headcount.
Adjusted income before taxes of CHF 199 million increased 20% compared to 1Q17 and decreased 8% compared to 2Q16.
Capital and leverage metrics
As of the end of 2Q17, we reported risk-weighted assets of CHF 32.3 billion, a decrease of CHF 0.8 billion compared to the end of 1Q17, mainly reflecting a foreign exchange impact and a decrease in inventory in the Markets business, partially offset by higher lending in the Wealth Management & Connected business and methodology and policy changes. Leverage exposure was CHF 101.6 billion, reflecting a decrease of CHF 4.9 billion compared to the end of 1Q17, mainly due to the foreign exchange impact and a decrease in inventory from the Markets business, offset by higher lending in the Wealth Management & Connected business.
Divisional results
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Statements of operations (CHF million)
Net revenues	848	881	911	(4)	(7)	1,729	1,818	(5)
Provision for credit losses	(1)	4	3	–	–	3	(19)	–
Compensation and benefits	387	424	419	(9)	(8)	811	823	(1)
General and administrative expenses	199	220	203	(10)	(2)	419	393	7
Commission expenses	64	67	70	(4)	(9)	131	140	(6)
Restructuring expenses	11	19	10	(42)	10	30	11	173
Total other operating expenses	274	306	283	(10)	(3)	580	544	7
Total operating expenses	661	730	702	(9)	(6)	1,391	1,367	2
Income before taxes	188	147	206	28	(9)	335	470	(29)
Statement of operations metrics (%)
Return on regulatory capital	14.4	10.9	15.6	–	–	12.7	18.2	–
Cost/income ratio	77.9	82.9	77.1	–	–	80.5	75.2	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,067	4,342	4,073	(6)	0	4,213	3,943	7
Pre-tax return on average economic risk capital (%)	18.5	13.5	20.2	–	–	15.9	23.8	–
Number of employees (full-time equivalents)
Number of employees	7,000	7,080	7,020	(1)	0	7,000	7,020	–

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Net revenues (CHF million)
Wealth Management & Connected	559	589	455	(5)	23	1,148	863	33
Markets	289	292	456	(1)	(37)	581	955	(39)
Net revenues	848	881	911	(4)	(7)	1,729	1,818	(5)
Provision for credit losses (CHF million)
New provisions	5	6	4	(17)	25	11	4	175
Releases of provisions	(6)	(2)	(1)	200	500	(8)	(23)	(65)
Provision for credit losses	(1)	4	3	–	–	3	(19)	–
Balance sheet statistics (CHF million)
Total assets	90,948	96,291	92,194	(6)	(1)	90,948	92,194	(1)
Net loans	41,607	40,805	37,813	2	10	41,607	37,813	10
of which Private Banking	34,411	33,429	–	3	–	34,411	–	–
Risk-weighted assets	32,293	33,077	31,644	(2)	2	32,293	31,644	2
Leverage exposure	101,583	106,474	107,595	(5)	(6)	101,583	107,595	(6)
Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	2Q17	1Q17	2Q16	2Q17	1Q17	2Q16	2Q17	1Q17	2Q16
Adjusted results (CHF million)
Net revenues	559	589	455	289	292	456	848	881	911
Provision for credit losses	(1)	4	3	0	0	0	(1)	4	3
Total operating expenses	364	384	342	297	346	360	661	730	702
Restructuring expenses	(2)	(4)	(1)	(9)	(15)	(9)	(11)	(19)	(10)
Adjusted total operating expenses	362	380	341	288	331	351	650	711	692
Income/(loss) before taxes	196	201	110	(8)	(54)	96	188	147	206
Total adjustments	2	4	1	9	15	9	11	19	10
Adjusted income/(loss) before taxes	198	205	111	1	(39)	105	199	166	216
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	15.3	12.3	16.4
	Wealth Management & Connected		Markets		Asia Pacific
in	6M17	6M16	6M17	6M16	6M17	6M16
Adjusted results (CHF million)
Net revenues	1,148	863	581	955	1,729	1,818
Provision for credit losses	3	(16)	0	(3)	3	(19)
Total operating expenses	748	647	643	720	1,391	1,367
Restructuring expenses	(6)	(2)	(24)	(9)	(30)	(11)
Adjusted total operating expenses	742	645	619	711	1,361	1,356
Income/(loss) before taxes	397	232	(62)	238	335	470
Total adjustments	6	2	24	9	30	11
Adjusted income/(loss) before taxes	403	234	(38)	247	365	481
Adjusted return on regulatory capital (%)	–	–	–	–	13.8	18.6
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

wealth Management & connected
Results
Income before taxes of CHF 196 million decreased slightly compared to 1Q17, primarily reflecting lower net revenues, largely offset by lower total operating expenses and lower provision for credit losses. Lower net revenues primarily reflected lower advisory, underwriting and financing revenues. Compared to 2Q16, income before taxes increased 78%, primarily from higher net revenues across both Private Banking and advisory, underwriting and financing, partially offset by higher total operating expenses. Adjusted income before taxes of CHF 198 million decreased slightly compared to 1Q17 and increased 78% compared to 2Q16.
Net revenues
Net revenues of CHF 559 million decreased 5% compared to 1Q17, mainly driven by lower advisory, underwriting and financing revenues. Advisory, underwriting and financing revenues decreased 13% to CHF 154 million, primarily due to a decrease in fees from M&A transactions and debt underwriting, partially offset by higher financing revenues and increased fees from equity underwriting. Net interest income decreased 4% to CHF 161 million. Transaction-based revenues decreased slightly to CHF 149 million, mainly reflecting lower fees from foreign exchange client business. Recurring commissions and fees increased 4% to CHF 94 million, primarily due to higher investment product management fees.
Results - Wealth Management & Connected
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Statements of operations (CHF million)
Net revenues	559	589	455	(5)	23	1,148	863	33
Provision for credit losses	(1)	4	3	–	–	3	(16)	–
Compensation and benefits	244	267	229	(9)	7	511	439	16
General and administrative expenses	103	99	102	4	1	202	185	9
Commission expenses	15	14	10	7	50	29	21	38
Restructuring expenses	2	4	1	(50)	100	6	2	200
Total other operating expenses	120	117	113	3	6	237	208	14
Total operating expenses	364	384	342	(5)	6	748	647	16
Income before taxes	196	201	110	(2)	78	397	232	71
of which Private Banking	149	139	89	7	67	288	208	38
Statement of operations metrics (%)
Cost/income ratio	65.1	65.2	75.2	–	–	65.2	75.0	–
Net revenue detail (CHF million)
Private Banking	405	411	337	(1)	20	816	656	24
of which net interest income	161	168	143	(4)	13	329	277	19
of which recurring commissions and fees	94	90	77	4	22	184	151	22
of which transaction-based revenues	149	154	117	(3)	27	303	244	24
of which other revenues	1	(1)	0	–	–	0	(16)	100
Advisory, underwriting and financing	154	178	118	(13)	31	332	207	60
Net revenues	559	589	455	(5)	23	1,148	863	33
Private Banking margins on assets under management (annualized) (bp)
Gross margin [1]	91	96	87	–	–	94	87	–
Net margin [2]	33	33	23	–	–	33	27	–
Number of relationship managers
Number of relationship managers	610	620	650	(2)	(6)	610	650	(6)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Compared to 2Q16, net revenues increased 23%, mainly driven by higher advisory, underwriting and financing revenues, increased transaction-based revenues, higher net interest income and higher recurring commission and fees. Advisory, underwriting and financing revenues increased 31%, mainly due to higher financing and debt underwriting revenues, partially offset by lower advisory fees from M&A transactions. Financing revenues in 2Q17 included a positive net fair value impact of CHF 15 million on a portfolio of impaired loans in recovery management and additional revenues related to the recovery of interest payments on a portfolio of previously impaired loans. Transaction-based revenues increased 27%, primarily reflecting higher brokerage and product issuing fees and higher corporate advisory fees arising from integrated solutions. Net interest income increased 13%, with lower deposit and loan margins on higher average deposit and loans volumes. Recurring commissions and fees increased 22%, mainly due to higher investment product management, security account and custody services, discretionary mandate management and wealth structuring solutions fees.
Provision for credit losses
The Wealth Management & Connected loan portfolio primarily comprises Private Banking lombard loans, mainly backed by listed securities, and secured and unsecured loans to corporates.
In 2Q17, Wealth Management & Connected recorded a release of provision for credit losses of CHF 1 million, compared to a provision for credit losses of CHF 4 million and CHF 3 million in 1Q17 and 2Q16, respectively.
Total operating expenses
Total operating expenses of CHF 364 million decreased 5% compared to 1Q17, mainly reflecting lower compensation and benefits. Compensation and benefits decreased 9% to CHF 244 million, primarily driven by lower discretionary compensation expenses and lower deferred compensation expenses from prior-year awards. General and administrative expenses increased 4% to CHF 103 million, mainly due to higher expenses for IT infrastructure and support and our risk management function. Adjusted total operating expenses of CHF 362 million decreased 5% compared to 1Q17.
Compared to 2Q16, total operating expenses increased 6%, mainly reflecting higher compensation and benefits and higher commission expenses. Compensation and benefits increased 7%, primarily driven by higher compensation and benefits for our risk management function and higher discretionary compensation expenses. Commission expenses increased 50%, primarily reflecting increased client activity. General and administrative expenses were stable. Adjusted total operating expenses increased 6% compared to 2Q16.
Margins
Margin calculations are aligned with the performance metrics of our Private Banking business and its related assets under management within the Wealth Management & Connected business.
Gross margin
Our Private Banking gross margin was 91 basis points in 2Q17, five basis points lower compared to 1Q17, mainly reflecting a 4.3% increase in average assets under management and lower net interest income. Compared to 2Q16, our gross margin was four basis points higher, mainly reflecting higher transaction-based revenues, higher net interest income and higher recurring commissions and fees, partially offset by a 15.1% increase in average assets under management.
> Refer to “Assets under management” for further information.
Net margin
Our Private Banking net margin was 33 basis points in 2Q17, stable compared to 1Q17. Compared to 2Q16, our net margin was ten basis points higher, mainly reflecting higher net revenues and lower provision for credit losses, partially offset by a 15.1% increase in average assets under management and higher total operating expenses.
Assets under management
Assets under management and net new assets relate to our Private Banking business within the Wealth Management & Connected business. As of the end of 2Q17, assets under management of CHF 177.8 billion were CHF 0.4 billion higher compared to the end of 1Q17, mainly reflecting net new assets of CHF 4.5 billion and favorable market movements, largely offset by unfavorable foreign exchange-related movements. Net new assets reflected inflows primarily from Greater China and South East Asia.

Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Assets under management (CHF billion)
Assets under management	177.8	177.4	157.6	0.2	12.8	177.8	157.6	12.8
Average assets under management	178.1	170.7	154.8	4.3	15.1	174.4	151.4	15.2
Assets under management by currency (CHF billion)
USD	90.6	88.6	73.7	2.3	22.9	90.6	73.7	22.9
EUR	5.6	4.6	4.7	21.7	19.1	5.6	4.7	19.1
CHF	1.9	2.0	1.9	(5.0)	0.0	1.9	1.9	0.0
Other	79.7	82.2	77.3	(3.0)	3.1	79.7	77.3	3.1
Assets under management	177.8	177.4	157.6	0.2	12.8	177.8	157.6	12.8
Growth in assets under management (CHF billion)
Net new assets	4.5	5.3	4.6	–	–	9.8	8.6	–
Other effects	(4.1)	5.2	3.7	–	–	1.1	(1.4)	–
of which market movements	2.8	6.8	1.2	–	–	9.6	(1.7)	–
of which foreign exchange	(6.8)	(1.6)	2.4	–	–	(8.4)	0.1	–
of which other	(0.1)	0.0	0.1	–	–	(0.1)	0.2	–
Growth in assets under management	0.4	10.5	8.3	–	–	10.9	7.2	–
Growth in assets under management (annualized) (%)
Net new assets	10.1	12.7	12.3	–	–	11.7	11.4	–
Other effects	(9.2)	12.5	9.9	–	–	1.4	(1.8)	–
Growth in assets under management (annualized)	0.9	25.2	22.2	–	–	13.1	9.6	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	9.4	10.0	9.8	–	–	–	–	–
Other effects	3.4	8.8	(8.7)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	12.8	18.8	1.1	–	–	–	–	–
markets
Results
Loss before taxes of CHF 8 million in 2Q17 decreased 85% compared to the loss before taxes of CHF 54 million in 1Q17, mainly due to lower total operating expenses. The loss before taxes in 2Q17 compared to income before taxes of CHF 96 million in 2Q16. The related decrease of CHF 104 million primarily reflected lower net revenues, partially offset by lower total operating expenses. Adjusted income before taxes of CHF 1 million in 2Q17 compared to an adjusted loss before taxes of CHF 39 million in 1Q17 and adjusted income before taxes of CHF 105 million in 2Q16.
Net revenues
Net revenues of CHF 289 million were stable compared to 1Q17, reflecting lower equity sales and trading revenues, offset by higher fixed income sales and trading revenues. Equity sales and trading revenues decreased 20% to CHF 188 million, mainly due to lower revenues from equity derivatives reflecting lower client activity, partially offset by higher revenues from prime services. Fixed income sales and trading revenues increased 74% to CHF 101 million, mainly due to higher revenues from rates and foreign exchange products, partially offset by lower revenues from credit products. Revenues from rates products increased mainly in emerging markets rates products and revenues from foreign exchange products benefited from favorable markets.
Compared to 2Q16, net revenues decreased 37%, due to lower equity and fixed income sales and trading revenues. Equity sales and trading revenues decreased 40%, mainly due to the absence of the positive impact of CHF 65 million in 2Q16 in derivatives resulting from a recalibration of the valuation model for certain hybrid instruments, lower revenues from equity derivatives reflecting lower client activity and lower market volatility. Fixed income sales and trading revenues decreased 29%, mainly driven by lower revenues from developed markets rates products, partially offset by higher revenues from emerging markets rates and credit products.

Results - Markets
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Statements of operations (CHF million)
Net revenues	289	292	456	(1)	(37)	581	955	(39)
Provision for credit losses	0	0	0	–	–	0	(3)	100
Compensation and benefits	143	157	190	(9)	(25)	300	384	(22)
General and administrative expenses	96	121	101	(21)	(5)	217	208	4
Commission expenses	49	53	60	(8)	(18)	102	119	(14)
Restructuring expenses	9	15	9	(40)	0	24	9	167
Total other operating expenses	154	189	170	(19)	(9)	343	336	2
Total operating expenses	297	346	360	(14)	(18)	643	720	(11)
Income/(loss) before taxes	(8)	(54)	96	(85)	–	(62)	238	–
Statement of operations metrics (%)
Cost/income ratio	102.8	118.5	78.9	–	–	110.7	75.4	–
Net revenue detail (CHF million)
Equity sales and trading	188	234	313	(20)	(40)	422	590	(28)
Fixed income sales and trading	101	58	143	74	(29)	159	365	(56)
Net revenues	289	292	456	(1)	(37)	581	955	(39)
Total operating expenses
Total operating expenses of CHF 297 million decreased 14% compared to 1Q17, primarily due to lower general and administrative expenses and lower compensation and benefits. General and administrative expenses decreased 21% to CHF 96 million, mainly due to lower marketing expenses, lower professional services fees and lower expenses for IT infrastructure and support. Compensation and benefits decreased 9% to CHF 143 million, primarily driven by lower discretionary compensation expenses. Adjusted total operating expenses of CHF 288 million decreased 13% compared to 1Q17.
Compared to 2Q16, total operating expenses decreased 18%, mainly reflecting lower compensation and benefits, lower commission expenses and lower general and administrative expenses. Compensation and benefits decreased 25%, primarily driven by lower deferred compensation expenses from prior-year awards and lower salary expenses. Commission expenses decreased 18%, primarily reflecting the transition of the systematic market making business to the Asset Management business in International Wealth Management. General and administrative expenses decreased 5%, mainly due to lower travel and entertainment expenses and lower professional services fees. Adjusted total operating expenses decreased 18% compared to 2Q16.

Global Markets
In 2Q17, Global Markets reported income before taxes of CHF 257 million and net revenues of CHF 1,517 million. Net revenues decreased 6% compared to a strong 1Q17, reflecting a seasonal decline in client activity.
Results Summary
2Q17 results
In 2Q17, we reported income before taxes of CHF 257 million and net revenues of CHF 1,517 million. Compared to 1Q17, net revenues decreased 6%, due to less favorable market conditions across our Solutions businesses and a slowdown in industry-wide debt issuance activity. Net revenues decreased 7% compared to strong 2Q16 results, as low volatility adversely impacted trading revenues.
Total operating expenses of CHF 1,248 million decreased 3% compared to 1Q17, reflecting lower compensation and benefits. Compared to 2Q16, total operating expenses decreased 16%, reflecting lower compensation and benefits, allocated corporate function and restructuring costs. Adjusted income before taxes was CHF 289 million in 2Q17, compared to adjusted income before taxes of CHF 337 million in 1Q17 and adjusted income before taxes of CHF 204 million in 2Q16.
Capital and leverage metrics
As of the end of 2Q17, we reported risk-weighted assets of USD 53.6 billion, reflecting an increase of USD 1.6 billion compared to the end of 1Q17. Leverage exposure was USD 288.7 billion, reflecting an increase of USD 1.5 billion compared to the end of 1Q17.
Divisional results
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Statements of operations (CHF million)
Net revenues	1,517	1,609	1,630	(6)	(7)	3,126	2,875	9
Provision for credit losses	12	5	(17)	140	–	17	6	183
Compensation and benefits	629	690	778	(9)	(19)	1,319	1,449	(9)
General and administrative expenses	460	438	543	5	(15)	898	1,060	(15)
Commission expenses	127	139	122	(9)	4	266	254	5
Restructuring expenses	32	20	50	60	(36)	52	150	(65)
Total other operating expenses	619	597	715	4	(13)	1,216	1,464	(17)
Total operating expenses	1,248	1,287	1,493	(3)	(16)	2,535	2,913	(13)
Income/(loss) before taxes	257	317	154	(19)	67	574	(44)	–
Statement of operations metrics (%)
Return on regulatory capital	7.4	9.0	4.3	–	–	8.2	(0.6)	–
Cost/income ratio	82.3	80.0	91.6	–	–	81.1	101.3	–
Economic risk capital and return
Average economic risk capital (CHF million)	8,960	9,297	9,924	(4)	(10)	9,072	10,527	(14)
Pre-tax return on average economic risk capital (%)	11.5	13.6	6.2	–	–	12.7	(0.8)	–
Number of employees (full-time equivalents)
Number of employees	11,620	11,600	11,620	0	0	11,620	11,620	0

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Net revenue detail (CHF million)
Equities	471	463	449	2	5	934	921	1
Systematic market making	(6)	0	87	–	–	(6)	149	–
Credit	900	918	742	(2)	21	1,818	1,132	61
Solutions	195	262	409	(26)	(52)	457	754	(39)
Other	(43)	(34)	(57)	26	(25)	(77)	(81)	(5)
Net revenues	1,517	1,609	1,630	(6)	(7)	3,126	2,875	9
Balance sheet statistics (CHF million, except where indicated)
Total assets	228,858	242,745	239,419	(6)	(4)	228,858	239,419	(4)
Risk-weighted assets	51,333	52,061	50,750	(1)	1	51,333	50,750	1
Risk-weighted assets (USD)	53,603	52,012	52,094	3	3	53,603	52,094	3
Leverage exposure	276,483	287,456	279,099	(4)	(1)	276,483	279,099	(1)
Leverage exposure (USD)	288,710	287,183	286,490	1	1	288,710	286,490	1
Reconciliation of adjusted results
	Global Markets
in	2Q17	1Q17	2Q16	6M17	6M16
Adjusted results (CHF million)
Net revenues	1,517	1,609	1,630	3,126	2,875
Provision for credit losses	12	5	(17)	17	6
Total operating expenses	1,248	1,287	1,493	2,535	2,913
Restructuring expenses	(32)	(20)	(50)	(52)	(150)
Adjusted total operating expenses	1,216	1,267	1,443	2,483	2,763
Income before taxes	257	317	154	574	(44)
Total adjustments	32	20	50	52	150
Adjusted income before taxes	289	337	204	626	106
Adjusted return on regulatory capital (%)	8.3	9.6	5.8	9.0	1.5
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results
Equities
In 2Q17, equities revenues of CHF 471 million increased slightly compared to 1Q17, as higher prime services revenues and resilient issuance activity were partially offset by lower trading revenues. Prime services revenues increased, reflecting higher prime brokerage and client financing revenues due to the European dividend season. These gains in revenues were partially offset by lower cash equities trading performance primarily reflecting lower trading volumes in the US and Latin America.
Compared to 2Q16, equities revenues increased 5%. Cash equities revenues were resilient, as a low volatility environment benefited primary issuance, but adversely impacted trading activity. Prime services results were stable and reflected continued growth in client balances.
Systematic market making
Our systematic market making business was transitioned to International Wealth Management in 1Q17, in line with Credit Suisse’s ongoing strategy to develop new and differentiated product offerings. Following this transition, Global Markets continues to participate as an investor in the business.
Compared to 1Q17, systematic market making revenues declined reflecting a continued low volatility environment.
Compared to 2Q16, systematic market making revenues decreased significantly, largely due to the transition to International Wealth Management and challenging operating conditions in that business. In addition, 2Q16 systematic market making performance benefited from increased volatility surrounding the UK referendum on EU membership.
Credit
In 2Q17, credit revenues of CHF 900 million decreased 2% compared to a strong 1Q17, reflecting a seasonal decrease in client activity. Revenues from global credit products decreased, primarily driven by a slowdown in industry-wide volumes, particularly in investment grade compared to robust 1Q17 primary issuance activity. These decreases were partially offset by an increase in securitized products revenues due to higher asset finance and non-agency trading revenues.

Compared to a strong 2Q16, credit revenues increased 21%, primarily due to a substantial increase in securitized products revenues reflecting broad-based strength across all products, particularly in non-agency and asset finance results. This was partially offset by lower global credit products revenues reflecting a slowdown in issuance activity, particularly in investment grade, and tighter credit spreads and sustained low levels of volatility which resulted in reduced trading activity.
Solutions
In 2Q17, solutions revenues of CHF 195 million decreased 26% compared to 1Q17, primarily due to challenging market conditions. Emerging markets revenues declined, primarily driven by lower trading activity in Brazil due to political uncertainty. Global macro products revenues decreased, reflecting reduced client activity in our rates business, partially offset by improved foreign exchange results. In addition, we had lower equity derivatives results as persistently low levels of volatility led to reduced client activity, particularly in structured derivatives.
Compared to 2Q16, solutions revenues decreased 52%, largely due to higher client trading activity seen in 2Q16 in the days immediately following the UK referendum. Global macro products revenues declined, due to significantly lower client activity driven by low US interest rate volatility. Equity derivatives revenues declined due to reduced client activity in corporate and flow derivatives reflecting historically low levels of volatility. In addition, emerging markets revenues declined compared to a strong 2Q16, reflecting lower trading activity in Brazil due to political uncertainty.
Provision for credit losses
Global markets recorded a provision for credit losses of CHF 12 million relating to adverse developments on non-fair valued loans in 2Q17. This compares to a provision for credit losses of CHF 5 million in 1Q17 and a release of provision for credit losses of CHF 17 million in 2Q16.
Total operating expenses
In 2Q17, total operating expenses of CHF 1,248 million decreased 3% compared to 1Q17. Lower compensation and benefits were partially offset by slightly higher general and administrative expenses and higher restructuring costs. During 2Q17, we incurred restructuring costs of CHF 32 million. The decrease in compensation and benefits was primarily driven by lower discretionary compensation expenses and lower deferred compensation expenses from prior-year awards. General and administrative expenses were slightly higher, reflecting an increase in allocated corporate function costs. Adjusted total operating expenses decreased 4%.
Compared to 2Q16, total operating expenses decreased 16%, reflecting lower costs across compensation and benefits, allocated corporate function and restructuring costs. The decrease in compensation and benefits was driven by lower discretionary compensation expenses, deferred compensation expenses from prior-year awards and salary expenses. General and administrative expenses declined due to reduced allocated corporate function costs and lower professional services fees. Adjusted total operating expenses decreased 16%.

Investment Banking & Capital Markets
In 2Q17, Investment Banking & Capital Markets reported income before taxes of CHF 78 million and net revenues of CHF 511 million. Net revenues decreased 6% compared to 2Q16.
Results Summary
2Q17 results
In 2Q17, we reported income before taxes of CHF 78 million, a decrease of 48% compared to 1Q17. Net revenues of CHF 511 million decreased 16% compared to 1Q17, due to lower revenues from advisory and debt underwriting, partially offset by higher revenues from equity underwriting. Compared to 1Q17, revenues from advisory and other fees decreased 24% and debt underwriting revenues decreased 12%, while equity underwriting revenues increased 2%. Total operating expenses of CHF 420 million decreased 7%, driven by lower compensation and benefits.
Compared to 2Q16, our reported income before taxes decreased 42% in 2Q17, driven by lower revenues. Net revenues decreased 6%. Debt underwriting revenues decreased 11%, revenues from advisory and other fees decreased 13% while equity underwriting revenues increased 11%. Total operating expenses of CHF 420 million increased 3%.
Capital and leverage metrics
As of the end of 2Q17, risk-weighted assets were USD 19.5 billion, an increase of USD 0.9 billion compared to the end of 1Q17. The increase was driven primarily by higher activity in debt underwriting, reflecting growth in the corporate bank and debt capital markets. Leverage exposure was USD 45.0 billion, an increase of USD 1.0 billion compared to the end of 1Q17, reflecting an increase in high-quality liquid assets and increased debt capital markets activity.
Divisional results
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Statements of operations (CHF million)
Net revenues	511	606	543	(16)	(6)	1,117	931	20
Provision for credit losses	13	6	0	117	–	19	29	(34)
Compensation and benefits	303	348	308	(13)	(2)	651	595	9
General and administrative expenses	104	101	108	3	(4)	205	214	(4)
Commission expenses	3	0	0	–	–	3	1	200
Restructuring expenses	10	2	(8)	400	–	12	19	(37)
Total other operating expenses	117	103	100	14	17	220	234	(6)
Total operating expenses	420	451	408	(7)	3	871	829	5
Income before taxes	78	149	135	(48)	(42)	227	73	211
Statement of operations metrics (%)
Return on regulatory capital	12.0	23.1	22.6	–	–	17.4	6.6	–
Cost/income ratio	82.2	74.4	75.1	–	–	78.0	89.0	–
Economic risk capital and return
Average economic risk capital (CHF million)	5,236	5,220	4,567	0	15	5,197	4,400	18
Pre-tax return on average economic risk capital (%)	6.0	11.4	11.9	–	–	8.7	3.4	–
Number of employees (full-time equivalents)
Number of employees	3,130	3,210	2,800	(2)	12	3,130	2,800	12

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Net revenue detail (CHF million)
Advisory and other fees	166	218	191	(24)	(13)	384	420	(9)
Debt underwriting	257	291	290	(12)	(11)	548	467	17
Equity underwriting	105	103	95	2	11	208	139	50
Other	(17)	(6)	(33)	183	(48)	(23)	(95)	(76)
Net revenues	511	606	543	(16)	(6)	1,117	931	20
Balance sheet statistics (CHF million, except where indicated)
Total assets	20,973	19,997	22,064	5	(5)	20,973	22,064	(5)
Risk-weighted assets	18,648	18,602	16,513	0	13	18,648	16,513	13
Risk-weighted assets (USD)	19,473	18,584	16,950	5	15	19,473	16,950	15
Leverage exposure	43,073	44,018	43,756	(2)	(2)	43,073	43,756	(2)
Leverage exposure (USD)	44,978	43,976	44,915	2	0	44,978	44,915	0
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	2Q17	1Q17	2Q16	6M17	6M16
Adjusted results (CHF million)
Net revenues	511	606	543	1,117	931
Provision for credit losses	13	6	0	19	29
Total operating expenses	420	451	408	871	829
Restructuring expenses	(10)	(2)	8	(12)	(19)
Adjusted total operating expenses	410	449	416	859	810
Income before taxes	78	149	135	227	73
Total adjustments	10	2	(8)	12	19
Adjusted income before taxes	88	151	127	239	92
Adjusted return on regulatory capital (%)	13.5	23.4	21.1	18.3	8.2
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results
Advisory and other fees
In 2Q17, revenues from advisory and other fees of CHF 166 million decreased 24% compared to 1Q17, reflecting lower revenues from completed M&A transactions.
Revenues decreased 13% compared to 2Q16, slightly more than the industry-wide decline in the overall M&A fee pool.
Debt underwriting
In 2Q17, debt underwriting revenues of CHF 257 million decreased 12% compared to 1Q17, driven by lower leveraged finance and investment grade underwriting revenues, reflecting lower refinancing activity, partially offset by higher derivatives financing revenues.
Compared to 2Q16, revenues decreased 11%, driven by lower investment grade underwriting, including acquisition financing, and decreased derivatives financing revenues, partially offset by higher leveraged finance revenues.
Equity underwriting
In 2Q17, revenues from equity underwriting of CHF 105 million increased 2% compared to 1Q17, primarily driven by higher revenues from rights offerings.
Compared to 2Q16, revenues increased 11%, primarily driven by higher revenues from IPOs and rights offerings, partially offset by lower equity derivatives.
Provision for credit losses
In 2Q17, we recorded a provision for credit losses of CHF 13 million relating to a single counterparty and adverse developments on non-fair valued loans in our corporate lending portfolio, compared to CHF 6 million recorded in 1Q17. There was no provision for credit losses in 2Q16.

Total operating expenses
Total operating expenses of CHF 420 million decreased 7% compared to 1Q17, driven by lower compensation and benefits. Compensation and benefits of CHF 303 million decreased 13%, reflecting lower deferred compensation expenses and a lower discretionary compensation accrual. General and administrative expenses of CHF 104 million increased 3%, mainly due to higher allocated corporate function costs.
Compared to 2Q16, total operating expenses increased 3%, driven by higher restructuring expenses and an increase in allocated corporate function costs.
Global advisory and underwriting revenues
The Group’s global advisory and underwriting business operates across multiple business divisions that work in close collaboration with each other to generate these revenues. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the following table aggregates total advisory and underwriting revenues for the Group into a single metric in US dollar terms before cross-divisional revenue sharing agreements.
	in			% change		in		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	1,016	1,133	1,075	(10)	(5)	2,149	1,784	20
of which advisory and other fees	192	278	259	(31)	(26)	470	527	(11)
of which debt underwriting	582	647	583	(10)	0	1,229	917	34
of which equity underwriting	242	208	233	16	4	450	340	32

Strategic Resolution Unit
In 2Q17, the Strategic Resolution Unit reported a loss before taxes of CHF 563 million and decreased its risk-weighted assets by USD 1.6 billion and its leverage exposure by USD 7.9 billion.
results summary
2Q17 results
In 2Q17, we reported a loss before taxes of CHF 563 million compared to losses of CHF 539 million in 1Q17 and CHF 759 million in 2Q16. In 2Q17, we reported an adjusted loss before taxes of CHF 531 million, compared to adjusted losses of CHF 500 million in 1Q17 and CHF 739 million in 2Q16.
We reported negative net revenues of CHF 274 million in 2Q17, primarily driven by overall funding costs and valuation adjustments, partially offset by revenues from our legacy cross-border and small markets businesses. Valuation adjustments in 2Q17 primarily reflected losses on specific counterparty credit events in our legacy investment banking portfolio. Total operating expenses in 2Q17 were CHF 276 million, including CHF 164 million of general and administrative expenses, of which CHF 28 million were litigation provisions, and CHF 94 million were compensation and benefits. In 2Q17, we reported adjusted total operating expenses of CHF 244 million, compared to CHF 232 million in 1Q17 and CHF 413 million in 2Q16.
Capital and leverage metrics
As of the end of 2Q17, we reported risk-weighted assets of USD 39.8 billion, a decrease of USD 1.6 billion and USD 18.2 billion compared to the end of 1Q17 and 2Q16, respectively. Leverage exposure was USD 74.8 billion as of the end of 2Q17, reflecting a decrease of USD 7.9 billion and USD 72.8 billion compared to the end of 1Q17 and 2Q16, respectively. In 2Q17, risk-weighted assets reduction was achieved through targeted de-risking, such as the unwind of emerging market credit derivative exposures, and the sale or unwind of private equity funds and ship finance exposures. Leverage exposure reduction was achieved through various initiatives, including the reduction of emerging market loan exposures and the unwind and restructuring of life finance and derivatives exposures.
Divisional results
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Statements of operations (CHF million)
Net revenues	(274)	(206)	(363)	33	(25)	(480)	(904)	(47)
of which from noncontrolling interests without significant economic interest	6	1	(1)	500	–	7	16	(56)
Provision for credit losses	13	24	(37)	(46)	–	37	78	(53)
Compensation and benefits	94	88	162	7	(42)	182	372	(51)
General and administrative expenses	164	207	230	(21)	(29)	371	522	(29)
of which litigation provisions	28	81	47	(65)	(40)	109	70	56
Commission expenses	7	7	21	0	(67)	14	37	(62)
Restructuring expenses	11	7	20	57	(45)	18	99	(82)
Total other operating expenses	182	221	271	(18)	(33)	403	658	(39)
Total operating expenses	276	309	433	(11)	(36)	585	1,030	(43)
of which from noncontrolling interests without significant economic interest	2	4	(4)	(50)	–	6	14	(57)
Loss before taxes	(563)	(539)	(759)	4	(26)	(1,102)	(2,012)	(45)
of which from noncontrolling interests without significant economic interest	4	(3)	3	–	33	1	2	(50)
Number of employees (full-time equivalents)
Number of employees	1,640	1,690	2,050	(3)	(20)	1,640	2,050	(20)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Net revenue detail (CHF million)
Restructuring of select onshore businesses	(3)	35	10	–	–	32	129	(75)
Legacy cross-border and small markets businesses	34	37	49	(8)	(31)	71	107	(34)
Restructuring of former Asset Management division	22	(4)	(21)	–	–	18	(58)	–
Legacy investment banking portfolio	(247)	(214)	(317)	15	(22)	(461)	(928)	(50)
Legacy funding costs	(92)	(65)	(89)	42	3	(157)	(171)	(8)
Other	6	4	6	50	0	10	1	–
Noncontrolling interests without significant economic interest	6	1	(1)	500	–	7	16	(56)
Net revenues	(274)	(206)	(363)	33	(25)	(480)	(904)	(47)
Balance sheet statistics (CHF million)
Total assets	54,427	61,640	98,058	(12)	(44)	54,427	98,058	(44)
Risk-weighted assets	38,101	41,384	56,481	(8)	(33)	38,101	56,481	(33)
Risk-weighted assets (USD)	39,786	41,345	57,977	(4)	(31)	39,786	57,977	(31)
Leverage exposure	71,611	82,718	143,805	(13)	(50)	71,611	143,805	(50)
Leverage exposure (USD)	74,778	82,639	147,613	(10)	(49)	74,778	147,613	(49)
Reconciliation of adjusted results
				Strategic Resolution Unit
in	2Q17	1Q17	2Q16	6M17	6M16
Adjusted results (CHF million)
Net revenues	(274)	(206)	(363)	(480)	(904)
(Gains)/losses on business sales	0	(38)	0	(38)	4
Adjusted net revenues	(274)	(244)	(363)	(518)	(900)
Provision for credit losses	13	24	(37)	37	78
Total operating expenses	276	309	433	585	1,030
Restructuring expenses	(11)	(7)	(20)	(18)	(99)
Major litigation provisions	(21)	(70)	0	(91)	0
Adjusted total operating expenses	244	232	413	476	931
Loss before taxes	(563)	(539)	(759)	(1,102)	(2,012)
Total adjustments	32	39	20	71	103
Adjusted loss before taxes	(531)	(500)	(739)	(1,031)	(1,909)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results
Net revenues
We reported negative net revenues of CHF 274 million in 2Q17 compared to negative net revenues of CHF 206 million in 1Q17 and CHF 363 million in 2Q16. Compared to 1Q17, the movement was primarily driven by higher negative valuation adjustments and lower fee-based revenues as a result of accelerated business exits, both in our legacy investment banking portfolio. This movement was partially offset by a reduction in overall funding costs.
Compared to 2Q16, the improvement was primarily driven by lower negative valuation adjustments and lower overall funding costs, partially offset by a reduction in fee-based revenues as a result of accelerated business exits in our legacy investment banking portfolio and from the restructuring of select onshore businesses. Valuation adjustments in 2Q17 primarily reflected mark-to-market losses on our legacy investment banking portfolio, including our macro trading portfolio.

Provision for credit losses
In 2Q17, there was a provision for credit losses of CHF 13 million compared to CHF 24 million in 1Q17 and a release of provision for credit losses of CHF 37 million in 2Q16. Provision for credit losses in 2Q17 was primarily related to the disposal of ship finance exposures.
Total operating expenses
Total operating expenses of CHF 276 million decreased CHF 33 million compared to 1Q17, primarily reflecting lower general and administrative expenses, including lower litigation provisions of CHF 53 million mainly in connection with mortgage-related matters, partially offset by higher expenses related to regulatory driven initiatives. Total operating expenses in 2Q17 included costs of CHF 48 million to meet requirements related to the settlements with US authorities regarding US cross-border matters. Adjusted total operating expenses increased 5%.
Compared to 2Q16, total operating expenses decreased CHF 157 million, due to lower compensation and benefits and general and administrative expenses as a result of various cost reduction initiatives, including the impact of the transfer of our US private banking business, and lower restructuring expenses. Adjusted total operating expenses decreased 41%.
Development of the Strategic Resolution Unit
As part of the Group’s strategy announced in 4Q15, we formed a new Strategic Resolution Unit intended to oversee the effective wind-down of businesses and positions that do not fit our strategic direction in the most efficient manner possible. At that time the Strategic Resolution Unit was created to facilitate the immediate right-sizing of our business divisions from a capital perspective and included remaining portfolios from our former non-strategic units plus additional transfers from the business divisions. The expectation at that time was that the Strategic Resolution Unit’s risk-weighted assets and leverage exposure would be reduced by approximately 80% by 2020, excluding operational risk.
On March 23, 2016 we announced additional strategic measures to further lower our cost base, accelerate the risk-weighted assets and leverage reduction initiatives through the restructuring of our Global Markets business and further strengthen our capital position. The additional measures included exiting the distressed credit, European securitized products trading and long-term illiquid financing businesses and making other business reductions. The assets from these impacted businesses were transferred to the Strategic Resolution Unit in the second quarter of 2016, including a portion of the corporate loan portfolio managed by the Global Markets and Investment Banking & Capital Markets divisions. These transfers related to client lending relationship exits and exposure types that at the time we did not consider consistent with the announced strategy. At that time we updated our expectation of the timing of an 80% reduction of the division’s risk-weighted assets and leverage exposure to year-end 2019, excluding operational risk.
In 1Q17 we announced an acceleration of the release of capital from the Strategic Resolution Unit and now plan to complete the wind-down of the division by the end of 2018 without incremental impact to our existing targets for pre-tax losses from this division. At our Investor Day in 2016 we announced that we estimated expenses in the Strategic Resolution Unit would amount to approximately USD 560 million and USD 440 million in 2018 and 2019, respectively. We further estimated pre-tax losses of approximately USD 1,400 million and USD 800 million in 2018 and 2019, respectively. In light of the acceleration of the wind-down of the division by the end of 2018, we expect to disclose any updated estimates of these measures in due course. Currently the allocation of costs to the Strategic Resolution Unit is conducted pursuant to a Group-wide allocation methodology, i.e., the Strategic Resolution Unit is subject to the same cost allocation methodology as the strategic divisions; however reductions in service usage during the course of the wind-down of the division will reduce allocated costs.
On occasion, the reduction of exposures in the Strategic Resolution Unit involve the maturation of lending facilities or other transactions that wholly or partially may be renewed or extended by our strategic business divisions, such as Global Markets or International Wealth Management. Similarly, there may be occasions where strategic business divisions will enter into new transactions with counterparties resulting in exposures that may have similar characteristics to those recorded in the Strategic Resolution Unit. This is aligned with the Group’s risk appetite and that of the relevant strategic divisions.
We have amended and enhanced our risk appetite framework in an effort to provide additional governance and controls to ensure all new business activities are scrutinized to distinguish between those types of business exposures held in the Strategic Resolution Unit that will be allowed for execution in our strategic divisions and those that will be prohibited or for which we have limited risk appetite.
The decline in risk-weighted assets and leverage exposure in 2Q17 for the Strategic Resolution Unit also reflected the contractual maturation of certain legacy loan facilities where the third-party counterparties entered into new agreements with the Global Markets division. The impact of these maturations on risk weighted assets and leverage exposure for the Strategic Resolution Unit was approximately USD 17 million and USD 77 million, respectively.
> Refer to “Update to the risk appetite framework” in II – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Overview and risk-related developments for further information on risk appetite framework.

Corporate Center
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Corporate Center results
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Statements of operations (CHF million)
Treasury results	(91)	30	(136)	–	(33)	(61)	(153)	(60)
Other	25	39	41	(36)	(39)	64	168	(62)
Net revenues	(66)	69	(95)	–	(31)	3	15	(80)
Provision for credit losses	1	2	(2)	(50)	–	3	(1)	–
Compensation and benefits	107	100	37	7	189	207	(30)	–
General and administrative expenses	61	44	101	39	(40)	105	209	(50)
Commission expenses	8	21	4	(62)	100	29	39	(26)
Restructuring expenses	2	1	0	100	–	3	0	–
Total other operating expenses	71	66	105	8	(32)	137	248	(45)
Total operating expenses	178	166	142	7	25	344	218	58
Loss before taxes	(245)	(99)	(235)	147	4	(344)	(202)	70
Expense allocation to divisions (CHF million)
Compensation and benefits	679	673	604	1	12	1,352	1,107	22
General and administrative expenses	601	587	724	2	(17)	1,188	1,501	(21)
Commission expenses	8	21	4	(62)	100	29	39	(26)
Restructuring expenses	28	31	33	(10)	(15)	59	116	(49)
Total other operating expenses	637	639	761	0	(16)	1,276	1,656	(23)
Total operating expenses before allocation to divisions	1,316	1,312	1,365	0	(4)	2,628	2,763	(5)
Net allocation to divisions	1,138	1,146	1,223	(1)	(7)	2,284	2,545	(10)
of which Swiss Universal Bank	238	257	239	(7)	0	495	503	(2)
of which International Wealth Management	183	198	179	(8)	2	381	384	(1)
of which Asia Pacific	191	179	170	7	12	370	323	15
of which Global Markets	370	362	420	2	(12)	732	891	(18)
of which Investment Banking & Capital Markets	80	76	72	5	11	156	137	14
of which Strategic Resolution Unit	76	74	143	3	(47)	150	307	(51)
Total operating expenses	178	166	142	7	25	344	218	58
Balance sheet statistics (CHF million)
Total assets	63,480	69,045	54,407	(8)	17	63,480	54,407	17
Risk-weighted assets [1]	18,021	17,180	17,850	5	1	18,021	17,850	1
Leverage exposure [1]	59,858	64,219	51,743	(7)	16	59,858	51,743	16
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

1 Disclosed on a look-through basis.
2Q17 results
In 2Q17, Corporate Center recorded a loss before taxes of CHF 245 million compared to losses of CHF 99 million in 1Q17, primarily driven by movements in treasury results, and compared to losses of CHF 235 million in 2Q16. Compensation and benefits mainly reflect fair value adjustments on certain deferred compensation plans not allocated to the segments and certain deferred compensation retention awards intended to support the restructuring of the Group relating to Global Markets and Investment Banking & Capital Markets, predominantly through the end of 2017, and to Asia Pacific predominantly through the end of 2018. General and administrative expenses primarily reflected costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements. Other revenues include required elimination adjustments associated with trading in own shares. Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Beginning in 2Q17, treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center.

Assets under management
As of the end of 2Q17, assets under management were CHF 1,307.3 billion and net new assets were CHF 12.1 billion in 2Q17.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management business of International Wealth Management for other businesses are reported in each applicable business and eliminated at the Group level.
Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets, as such charges or market movements are not directly related to the Group’s success in acquiring assets under management. Similarly structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis.
Assets under management and client assets
	end of			% change
	2Q17	1Q17	4Q16	QoQ
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	201.5	198.2	192.2	1.7
Swiss Universal Bank - Corporate & Institutional Clients	352.5	348.9	339.3	1.0
International Wealth Management - Private Banking	336.4	336.2	323.2	0.1
International Wealth Management - Asset Management	366.0	367.1	321.6	(0.3)
Asia Pacific - Private Banking	177.8	177.4	166.9	0.2
Strategic Resolution Unit	6.7	7.8	13.7	(14.1)
Assets managed across businesses [1]	(133.6)	(131.4)	(105.8)	1.7
Assets under management	1,307.3	1,304.2	1,251.1	0.2
of which discretionary assets	429.7	433.4	404.3	(0.9)
of which advisory assets	877.6	870.8	846.8	0.8
Client assets (CHF billion) [2]
Swiss Universal Bank - Private Clients	229.5	226.2	218.5	1.5
Swiss Universal Bank - Corporate & Institutional Clients	463.5	457.7	447.8	1.3
International Wealth Management - Private Banking	430.5	437.8	423.4	(1.7)
International Wealth Management - Asset Management	366.0	367.1	321.6	(0.3)
Asia Pacific - Private Banking	223.4	219.1	202.8	2.0
Strategic Resolution Unit	11.1	13.2	19.8	(15.9)
Assets managed across businesses [1]	(133.6)	(131.4)	(105.8)	1.7
Client Assets [2]	1,590.4	1,589.7	1,528.1	0.0
1 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Growth in assets under management
in	2Q17	1Q17	2Q16	6M17	6M16
Growth in assets under management (CHF billion)
Net new assets	12.1	24.4	11.7	36.5	21.9
of which Swiss Universal Bank - Private Clients	1.7	2.0	0.7	3.7	1.0
of which Swiss Universal Bank - Corporate & Institutional Clients	0.0	0.0	0.9	0.0	3.6
of which International Wealth Management - Private Banking	4.6	4.7	5.4	9.3	10.8
of which International Wealth Management - Asset Management [1]	2.8	15.0	3.5	17.8	5.0
of which Asia Pacific - Private Banking	4.5	5.3	4.6	9.8	8.6
of which Strategic Resolution Unit	(0.5)	(1.0)	(2.1)	(1.5)	(3.7)
of which assets managed across businesses [2]	(1.0)	(1.6)	(1.3)	(2.6)	(3.4)
Other effects	(9.0)	28.7	25.5	19.7	(18.3)
of which Swiss Universal Bank - Private Clients	1.6	4.0	3.2	5.6	(1.2)
of which Swiss Universal Bank - Corporate & Institutional Clients	3.6	9.6	7.8	13.2	2.1
of which International Wealth Management - Private Banking	(4.4)	8.3	6.2	3.9	(1.8)
of which International Wealth Management - Asset Management	(3.9)	30.5	10.1	26.6	(11.4)
of which Asia Pacific - Private Banking	(4.1)	5.2	3.7	1.1	(1.4)
of which Strategic Resolution Unit	(0.6)	(4.9)	(2.7)	(5.5)	(3.8)
of which assets managed across businesses [2]	(1.2)	(24.0)	(2.8)	(25.2)	(0.8)
Growth in assets under management	3.1	53.1	37.2	56.2	3.6
of which Swiss Universal Bank - Private Clients	3.3	6.0	3.9	9.3	(0.2)
of which Swiss Universal Bank - Corporate & Institutional Clients	3.6	9.6	8.7	13.2	5.7
of which International Wealth Management - Private Banking	0.2	13.0	11.6	13.2	9.0
of which International Wealth Management - Asset Management [1]	(1.1)	45.5	13.6	44.4	(6.4)
of which Asia Pacific - Private Banking	0.4	10.5	8.3	10.9	7.2
of which Strategic Resolution Unit	(1.1)	(5.9)	(4.8)	(7.0)	(7.5)
of which assets managed across businesses [2]	(2.2)	(25.6)	(4.1)	(27.8)	(4.2)
Growth in assets under management (annualized) (%)
Net new assets	3.7	7.8	4.0	5.8	3.6
of which Swiss Universal Bank - Private Clients	3.4	4.2	1.5	3.9	1.1
of which Swiss Universal Bank - Corporate & Institutional Clients	0.0	0.0	1.1	0.0	2.2
of which International Wealth Management - Private Banking	5.5	5.8	7.5	5.8	7.4
of which International Wealth Management - Asset Management [1]	3.1	18.7	4.6	11.1	3.0
of which Asia Pacific - Private Banking	10.1	12.7	12.3	11.7	11.4
of which Strategic Resolution Unit	(25.6)	(29.2)	(34.1)	(21.9)	(27.1)
of which assets managed across businesses [2]	3.0	6.0	5.7	4.9	7.4
Other effects	(2.7)	9.2	8.6	3.2	(3.0)
of which Swiss Universal Bank - Private Clients	3.3	8.3	6.9	5.8	(1.3)
of which Swiss Universal Bank - Corporate & Institutional Clients	4.1	11.3	9.6	7.8	1.3
of which International Wealth Management - Private Banking	(5.3)	10.3	8.6	2.4	(1.2)
of which International Wealth Management - Asset Management	(4.3)	37.9	13.4	16.5	(7.0)
of which Asia Pacific - Private Banking	(9.2)	12.5	9.9	1.4	(1.8)
of which Strategic Resolution Unit	(30.8)	(143.1)	(43.9)	(80.3)	(27.8)
of which assets managed across businesses [2]	3.7	90.8	12.2	47.7	1.8
Growth in assets under management	1.0	17.0	12.6	9.0	0.6
of which Swiss Universal Bank - Private Clients	6.7	12.5	8.4	9.7	(0.2)
of which Swiss Universal Bank - Corporate & Institutional Clients	4.1	11.3	10.7	7.8	3.5
of which International Wealth Management - Private Banking	0.2	16.1	16.1	8.2	6.2
of which International Wealth Management - Asset Management [1]	(1.2)	56.6	18.0	27.6	(4.0)
of which Asia Pacific - Private Banking	0.9	25.2	22.2	13.1	9.6
of which Strategic Resolution Unit	(56.4)	(172.3)	(78.0)	(102.2)	(54.9)
of which assets managed across businesses [2]	6.7	96.8	17.9	52.6	9.2
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.

Growth in assets under management (continued)
in	2Q17	1Q17	2Q16	6M17	6M16
Growth in net new assets (rolling four-quarter average) (%)
Net new assets	3.4	3.5	3.0	–	–
of which Swiss Universal Bank - Private Clients	1.5	1.0	0.9	–	–
of which Swiss Universal Bank - Corporate & Institutional Clients	(0.3)	(0.1)	2.8	–	–
of which International Wealth Management - Private Banking	4.7	5.2	2.7	–	–
of which International Wealth Management - Asset Management [1]	5.8	6.3	4.5	–	–
of which Asia Pacific - Private Banking	9.4	10.0	9.8	–	–
of which Strategic Resolution Unit	(31.8)	(32.1)	(3.7)	–	–
of which assets managed across businesses [2]	1.4	1.8	3.6	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
2Q17 results
As of the end of 2Q17, assets under management of CHF 1,307.3 billion increased CHF 3.1 billion compared to the end of 1Q17. The increase was mainly driven by favorable market movements and net new assets of CHF 12.1 billion, largely offset by unfavorable foreign exchange-related movements.
Net new assets of CHF 12.1 billion primarily reflected net new assets of CHF 4.6 billion in the Private Banking business of International Wealth Management, reflecting solid inflows from emerging markets and Europe, net new assets of CHF 4.5 billion in the Private Banking business of Asia Pacific, primarily from inflows in Greater China and South East Asia and net new assets of CHF 2.8 billion in the Asset Management business of International Wealth Management reflecting inflows from traditional and alternative investments, partially offset by outflows from joint ventures.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” for further information.
> Refer to “Note 38 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information.

Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 2Q17, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Overview
Securities for funding and capital purposes have historically been issued primarily by the Bank, our principal operating subsidiary and a US registrant. In response to regulatory reform, we are now focusing our issuance strategy on offering long-term debt securities at the Group level. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our internal liquidity risk management framework is subject to review and monitoring by the Swiss Financial Market Supervisory Authority FINMA (FINMA), other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2016 for further information on liquidity and funding management.
Regulatory framework
Basel III liquidity framework
In 2010, the Basel Committee on Banking Supervision (BCBS) issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown in this report.
The LCR, which is being phased in from January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets (HQLA) available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% per year until January 1, 2019.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and once implemented by national regulators, should always be at least 100%.
Swiss liquidity requirements
In 2012, the Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making, including with respect to the final Basel III LCR rules adopted in 2014. Under the Liquidity Ordinance, as amended, certain Swiss banks became subject to an initial 60% LCR requirement, with incremental increases by 10% per year until January 1, 2019. Systemically relevant banks like Credit Suisse became subject to an initial minimum LCR requirement of 100% beginning on January 1, 2015 and the associated disclosure requirements. Further, beginning in May 2015, FINMA required us to maintain a minimum LCR of 110% at all times.
In connection with the implementation of Basel III, regulatory LCR disclosures for the Group and certain subsidiaries are required. Further details on our LCR can be found on our website.
>Refer to www.credit-suisse.com/regulatorydisclosures for additional information.
FINMA requires us to report the NSFR to FINMA on a monthly basis. The reporting instructions are generally aligned with the final BCBS NSFR requirements. Following an observation period that began in 2012, the NSFR will become a minimum standard in Switzerland on January 1, 2019, at which time banks will be required to comply with disclosure requirements prescribed by the BCBS and implemented by FINMA.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2016 for further information on the Basel III liquidity framework and Swiss liquidity requirements.
Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2016 for further information on our approach to liquidity risk management, governance and contingency planning.
Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of liquid assets comprised of cash held at central banks and securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds and on short-term reverse repurchase agreements. These government bonds are eligible as collateral for liquidity facilities with various central banks including the SNB, the Fed, the ECB and the BoE. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. The liquidity pool may be used to meet the liquidity requirements of our operating companies.
As of the end of 2Q17, our liquidity pool managed by Treasury had an HQLA value of CHF 155.7 billion. The liquidity pool consisted of CHF 94.2 billion of cash held at major central banks, primarily the SNB, the Fed and the ECB, and CHF 61.5 billion market value of securities issued by governments and government agencies, primarily from the US, UK and France.
In addition to the liquidity portfolio managed by Treasury, there is also a portfolio of unencumbered liquid assets managed by various businesses, primarily in the Global Markets and Investment Banking & Capital Markets divisions. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses, Treasury can access these assets to generate liquidity if required.
As of the end of 2Q17, the portfolio that is not managed by Treasury had a market value of CHF 32.7 billion, consisting of CHF 12.5 billion of high-grade bonds and CHF 20.2 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 15% is applied to these assets. The haircuts applied to these portfolios reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Liquidity pool – Group
End of	2Q17					1Q17	4Q16
	Swiss franc	US dollar	Euro	Other currencies	Total	Total	Total
Liquid assets (CHF million)
Cash held at central banks	69,690	16,770	6,424	1,329	94,213	99,909	98,294
Securities	5,057	31,449	6,837	18,153	61,496	91,702	91,680
Liquid assets [1]	74,747	48,219	13,261	19,482	155,709	191,611	189,974
1 Reflects a pre-cancellation view.
Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by FINMA. For disclosure purposes, since January 1, 2017, our LCR is calculated using a three-month average that is measured using daily calculations during the quarter. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
Beginning on March 31, 2017, our HQLA measurement methodology excludes potentially eligible HQLA available for use by entities of the Group in certain jurisdictions that may not be readily accessible for use by the Group as a whole. These HQLA eligible amounts may be restricted for reasons such as local regulatory requirements, including large exposure requirements, or other binding constraints that could limit the transferability to other Group entities in other jurisdictions.
On this basis, the level of our LCR was 165% as of the end of 2Q17, a decrease from 205% as of the end of 1Q17, representing an average HQLA of CHF 158.8 billion and average net cash outflows of CHF 96.2 billion.
The significant decrease in the LCR in 2Q17 resulted from the reduction in HQLA following the change in measurement methodology implemented on March 31, 2017 for assets that may be restricted. The effect of this change was reflected during the entire second quarter, leading to a greater reduction in average HQLA during 2Q17 than in 1Q17, where the effect of the change was only reflected for one day.
In addition, average net cash outflows increased slightly, mainly driven by a recalibration of our operational deposits model resulting in an increase in unsecured wholesale funding outflows. Our operational deposits model is approved by FINMA.

Liquidity coverage ratio – Group
End of	2Q17				1Q17		4Q16
	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	159,624		158,797		192,618		190,642
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	151,856		19,053		18,584		18,811
Unsecured wholesale funding	211,249		83,985		79,362		74,763
Secured wholesale funding	–		70,155		67,724		63,312
Additional requirements	181,427		40,321		42,369		46,434
Other contractual funding obligations	77,177		77,177		67,835		66,300
Other contingent funding obligations	238,491		6,863		6,650		6,279
Total cash outflows	–		297,554		282,524		275,899
Cash inflows (CHF million)
Secured lending	140,628		90,958		87,966		80,759
Inflows from fully performing exposures	61,248		31,216		30,641		30,234
Other cash inflows	79,132		79,132		69,843		70,618
Total cash inflows	–		201,306		188,450		181,611
Liquidity coverage ratio
High-quality liquid assets (CHF million)			158,797		192,618		190,642
Net cash outflows (CHF million)			96,248		94,074		94,288
Liquidity coverage ratio (%)			165		205		202
Calculated using a three-month average which since 1Q17 is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.
Funding sources and uses
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 19% as of the end of 2Q17, compared to 16% as of the end of 1Q17, primarily reflecting a small increase in deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 323 billion as of the end of 2Q17, compared to CHF 320 billion as of the end of 1Q17, reflecting a small increase in the customer deposit base in our private banking and corporate & institutional banking businesses. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet, and off-balance sheet for further information.
Debt issuances and redemptions
Our long-term debt includes senior, senior bail-in and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo.
Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds, or historically from our own international covered bond program.

As of the end of 2Q17, we had outstanding long-term debt of CHF 176.7 billion, which included senior and subordinated instruments. We had CHF 57.7 billion and CHF 18.4 billion of structured notes and covered bonds outstanding, respectively, as of the end of 2Q17 compared to CHF 61.1 billion and CHF 18.3 billion, respectively, as of the end of 1Q17.
> Refer to “Issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.
As of the end of 2Q17, the weighted average maturity of long-term debt was 5.8 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity, or in 2030 for instruments without a stated final maturity).
Short-term borrowings increased to CHF 17.2 billion as of the end of 2Q17 compared to CHF 13.8 billion as of the end of 1Q17, mainly due to an increase in commercial paper.
The following table provides information on long-term debt issuances, maturities and redemptions in 2Q17, excluding structured notes.
Debt issuances and redemptions
in 2Q17	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	0.2	0.0	0.0	0.2
of which unsecured	0.0	0.0	0.0	0.0
of which secured [1]	0.2	0.0	0.0	0.2
Maturities / Redemptions	4.5	0.0	0.2	4.7
of which unsecured	4.2	0.0	0.2	4.4
of which secured [1]	0.3	0.0	0.0	0.3
Excludes structured notes.
1 Includes covered bonds.
Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.3 billion, CHF 1.8 billion and CHF 2.4 billion, respectively, as of the end of 2Q17, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
Potential cash outflows on these derivative contracts associated with a downgrade of our long-term debt credit ratings, such as the requirement to post additional collateral to the counterparty, the loss of re-hypothecation rights on any collateral received and impacts arising from additional termination events are monitored and taken into account in the calculation of our liquidity requirements. There are additional derivative related risks that do not relate to the downgrade of our long term debt credit ratings and which may impact our liquidity position, including risks relating to holdings of derivatives collateral or potential movements in the valuation of derivatives positions. The potential outflows resulting across all derivative product types are monitored as part of the LCR scenario parameters and the internal liquidity reporting.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2016 for further information.

Capital management
As of the end of 2Q17, our BIS CET1 ratio was 14.2% and 13.3% on a look-through basis. Our BIS tier 1 leverage ratio was 5.6% and 5.2% on a look-through basis.
Regulatory capital framework
Effective January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business.
References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014 – 2018, there will be a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and the phase-out of an adjustment for the accounting treatment of pension plans and, for the years 2013 – 2022, there will be a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2016 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and become fully effective on January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “BIS phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.
Under Basel III, the minimum CET1 requirement is 4.5% of risk-weighted assets (RWA). In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends and make discretionary bonus payments and other earnings distributions.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board (FSB) has identified Credit Suisse as a G-SIB and currently requires Credit Suisse to maintain a 1.5% progressive buffer.
In addition to the CET1 requirements, there is also a requirement for 1.5% of additional tier 1 capital and 2% of tier 2 capital. These requirements may also be met with CET1 capital.

BIS phase-in requirements for Credit Suisse
For	2017		2018		2019
Capital ratios
CET1	4.5%		4.5%		4.5%
Capital conservation buffer	1.250%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB	0.750%	[1]	1.125%	[1]	1.5%
Total CET1	6.5%		7.5%		8.5%
Additional tier 1	1.5%		1.5%		1.5%
Tier 1	8.0%		9.0%		10.0%
Tier 2	2.0%		2.0%		2.0%
Total capital	10.0%		11.0%		12.0%
Phase-in deductions from CET1 [2]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase-out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates phase-in period.
2 Includes goodwill, other intangible assets and certain deferred tax assets.
To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125% as well as a trigger at the point of non-viability.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1. This requirement is imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
Capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, are phased out at their effective maturity date, which is generally the date of the first step-up coupon.
Banks are required to maintain a tier 1 leverage ratio of 3% beginning on January 1, 2018.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including Credit Suisse, goes beyond the Basel III minimum standards for systemically relevant banks.
In May 2016, the Swiss Federal Council amended the Capital Adequacy Ordinance applicable to Swiss banks. The amendment recalibrates and expands the existing “Too Big to Fail” regime in Switzerland. Under the amended regime, systemically important banks operating internationally, such as Credit Suisse, will be subject to two different minimum requirements for loss-absorbing capacity: G-SIBs must hold sufficient capital that absorbs current operating losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund restructuring without recourse to public resources (gone concern requirement). Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the FSB’s total loss-absorbing capacity standard. The amended Capital Adequacy Ordinance came into effect on July 1, 2016, subject to phase-in and grandfathering provisions for certain outstanding instruments, and has to be fully applied by January 1, 2020.
Going concern requirement
The going concern requirement applicable in 2020 for a G-SIB consists of (i) a base requirement of 12.86% of RWA and 4.5% of leverage exposure; and (ii) a surcharge, which reflects the G-SIB’s systemic importance. For Credit Suisse, this currently translates into a going concern requirement of 14.3% of RWA, of which the minimum CET1 component is 10%, with the remainder to be met with a maximum of 4.3% additional tier 1 capital, which includes high-trigger capital instruments that would be converted into common equity or written down if the CET1 ratio falls below 7%. Under the going concern requirement, the Swiss leverage ratio must be 5%, of which the minimum CET1 component is 3.5%, with the remainder to be met with a maximum of 1.5% additional tier 1 capital, which includes high-trigger capital instruments.
Gone concern requirement
The gone concern requirement of a G-SIB is equal to its total going concern requirement, which in 2020, consists of a base requirement of 12.86% of RWA and 4.5% of leverage exposure, plus any surcharges applicable to the relevant G-SIB. The gone concern requirement does not include any countercyclical buffers. Credit Suisse is currently subject to a gone concern requirement of 14.3% of RWA and a 5% Swiss leverage ratio and is subject to potential capital rebates for resolvability and for certain tier 2 low-trigger instruments recognized as gone concern capital.
The gone concern requirement should primarily be fulfilled with bail-in debt instruments that are designed to absorb losses after the write-down or conversion into equity of regulatory capital of a G-SIB in a restructuring scenario, but before the write-down or conversion into equity of other senior obligations of the G-SIB. Bail-in debt instruments do not feature capital triggers that may lead to a write-down and/or a conversion into equity outside of restructuring, but only begin to bear losses once the G-SIB is formally in restructuring proceedings and FINMA orders capital measures (i.e., a write-down and/or a conversion into equity) in the restructuring plan.
According to the amended Capital Adequacy Ordinance, bail-in debt instruments must fulfill certain criteria in order to qualify under the gone concern requirement, including FINMA approval. In addition to bail-in debt instruments, the gone concern requirement may further be fulfilled with other capital instruments, including CET1, additional tier 1 capital instruments or tier 2 capital instruments.
Grandfathering provisions
The Capital Adequacy Ordinance provides for a number of grandfathering provisions with regard to the qualification of previously issued additional tier 1 capital instruments and tier 2 capital instruments:
– Additional tier 1 capital instruments with a low trigger qualify as going concern capital until their first call date. Additional tier 1 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital;

– Tier 2 capital instruments with a high trigger qualify as going concern capital until the earlier of (i) their maturity date or first call date; and (ii) December 31, 2019. Tier 2 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital until one year before their final maturity; and
– Tier 2 capital instruments with a low trigger also qualify as going concern capital until the earlier of (i) their maturity date or first call date; and (ii) December 31, 2019. Tier 2 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital until one year before their final maturity.
Furthermore, to be eligible as gone concern capital, outstanding bail-in debt instruments issued before July 1, 2016 and bail-in debt instruments issued by a (Swiss or foreign) special purpose vehicle before January 1, 2017 must have been approved by FINMA.
Both the going concern and the gone concern requirements are subject to a phase-in with gradually increasing requirements and have to be fully applied by January 1, 2020.
Other requirements
Effective July 1, 2016, Switzerland implemented an extended countercyclical buffer, which is based on the BIS countercyclical buffer that could require banks to hold up to 2.5% of RWA in the form of CET1 capital. The extended countercyclical buffer relates to a requirement that can be imposed by national regulators when credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
The Swiss Federal Council has not activated the BIS countercyclical buffer for Switzerland but instead requires banks to hold CET1 capital in the amount of 2% of their RWA pertaining to mortgage loans that finance residential property in Switzerland (Swiss countercyclical buffer).
In 2013, FINMA introduced increased capital charges for mortgages that finance owner occupied residential property in Switzerland (mortgage multiplier) to be phased in through January 1, 2019. The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
In December 2013, FINMA issued a decree (FINMA Decree) specifying capital adequacy requirements for the Bank, on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions.
> Refer to “Regulatory developments and proposals” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2016 for further information on the FINMA Decree.
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an incremental risk charge, stressed Value-at-Risk (VaR), risks not in VaR (RNIV) and advanced credit valuation adjustment (CVA).
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. In 2Q17, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk review” in Risk management for further information.
Regulatory developments and proposals
In July 2017, the FSB issued its Guiding Principles on the Internal Loss-absorbing Capacity of G-SIBs. The principles set out high-level guidelines to assist Crisis Management Group authorities in the implementation of internal TLAC mechanisms consistent with the FSB’s TLAC standard of November 2015. G-SIBs should be expected to meet the internal TLAC requirements by January 1, 2019, if they have been designated by the FSB as a G-SIB before the end of 2015, which is the case for Credit Suisse.
issuances and redemptions
Issuances
On May 18, 2017, the Group held an Extraordinary General Meeting of shareholders, at which shareholders approved a capital increase. The capital increase was completed by way of a rights offering. Net proceeds of the rights offering amounted to CHF 4.1 billion.
In July 2017, the Group issued EUR 1.5 billion 1.25% senior notes due 2025 which count as bail-in instruments.
Redemptions
In May 2017, the Group redeemed the remaining outstanding principal balances in the amounts of USD 135 million and USD 50 million of two tier 1 capital instruments. In June 2017, the Group redeemed the remaining outstanding principal balance in the amount of GBP 20 million of a tier 2 capital instrument.
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 7.4 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 2.8%, both as of the end of 2Q17.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 12.2 billion and the Higher Trigger Capital Ratio was 4.7%, both as of the end of 2Q17.
> Refer to the table “BIS capital metrics – Group” for further information on the BIS metrics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Issuances and redemptions in the Credit Suisse Annual Report 2016 for further information on the Higher Trigger Capital Amount.

BIS capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	2Q17	1Q17	4Q16	QoQ	2Q17	1Q17	4Q16	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	37,011	33,774	36,576	10	34,467	30,943	30,783	11
Tier 1 capital	51,260	48,447	48,865	6	46,687	43,501	41,879	7
Total eligible capital	56,526	53,830	55,728	5	50,721	47,597	46,758	7
Risk-weighted assets	260,918	265,347	271,372	(2)	259,337	263,737	268,045	(2)
Capital ratios (%)
CET1 ratio	14.2	12.7	13.5	–	13.3	11.7	11.5	–
Tier 1 ratio	19.6	18.3	18.0	–	18.0	16.5	15.6	–
Total capital ratio	21.7	20.3	20.5	–	19.6	18.0	17.4	–
BIS capital metrics
Our CET1 ratio was 14.2% as of the end of 2Q17 compared to 12.7% as of the end of 1Q17, reflecting higher CET1 capital and lower RWA. Our tier 1 ratio was 19.6% as of the end of 2Q17 compared to 18.3% as of the end of 1Q17. Our total capital ratio was 21.7% as of the end of 2Q17 compared to 20.3% as of the end of 1Q17.
CET1 capital was CHF 37.0 billion as of the end of 2Q17 compared to CHF 33.8 billion as of the end of 1Q17, mainly reflecting the capital increase and net income attributable to shareholders, partially offset by a negative foreign exchange impact.
Additional tier 1 capital decreased to CHF 14.2 billion as of the end of 2Q17 compared to CHF 14.7 billion as of the end of 1Q17, mainly reflecting a negative foreign exchange impact and the redemptions of the tier 1 capital instruments.
Tier 2 capital was CHF 5.3 billion as of the end of 2Q17 compared to CHF 5.4 billion as of the end of 1Q17, mainly reflecting a negative foreign exchange impact.
Total eligible capital was CHF 56.5 billion as of the end of 2Q17 compared to CHF 53.8 billion as of the end of 1Q17, primarily reflecting the increases in CET1 capital and tier 1 capital, partially offset by a decrease in tier 2 capital.
As of the end of 2Q17, the look-through CET1 ratio was 13.3% compared to 11.7% as of the end of 1Q17. As of the end of 2Q17, the look-through total capital ratio was 19.6% compared to 18.0% as of the end of 1Q17.

Eligible capital – Group
	Phase-in					Look-through
					% change				% change
end of	2Q17		1Q17	4Q16	QoQ	2Q17	1Q17	4Q16	QoQ
Eligible capital (CHF million)
Total shareholders' equity	43,493		41,702	41,897	4	43,493	41,702	41,897	4
Regulatory adjustments [1]	(372)		(745)	(694)	(50)	(372)	(745)	(694)	(50)
Adjustments subject to phase-in
Accounting treatment of defined benefit pension plans	600		611	1,246	(2)	–	–	–	–
Common share capital issued by subsidiaries and held by third parties	45		42	83	7	–	–	–	–
Goodwill [2]	(3,722)		(3,846)	(2,919)	(3)	(4,653)	(4,808)	(4,864)	(3)
Other intangible assets [2]	(49)		(53)	(42)	(8)	(62)	(66)	(70)	(6)
Deferred tax assets that rely on future profitability	(2,230)		(2,035)	(2,120)	10	(2,787)	(2,544)	(3,534)	10
Shortfall of provisions to expected losses	(396)		(438)	(299)	(10)	(496)	(548)	(498)	(9)
Gains/(losses) due to changes in own credit on fair-valued liabilities	1,483		998	435	49	1,853	1,247	724	49
Defined benefit pension assets [2]	(860)		(767)	(479)	12	(1,075)	(959)	(798)	12
Investments in own shares	(4)		(86)	(1)	(95)	(5)	(108)	(2)	(95)
Other adjustments [3]	10		18	11	(44)	14	26	20	(46)
Deferred tax assets from temporary differences (threshold-based)	(987)		(1,627)	(542)	(39)	(1,443)	(2,254)	(1,398)	(36)
Adjustments subject to phase-in	(6,110)	[4]	(7,183)	(4,627)	(15)	(8,654)	(10,014)	(10,420)	(14)
CET1 capital	37,011		33,774	36,576	10	34,467	30,943	30,783	11
High-trigger capital instruments (7% trigger)	7,418		7,583	6,000	(2)	7,418	7,583	6,000	(2)
Low-trigger capital instruments (5.125% trigger)	4,802		4,975	5,096	(3)	4,802	4,975	5,096	(3)
Additional tier 1 instruments	12,220		12,558	11,096	(3)	12,220	12,558	11,096	(3)
Additional tier 1 instruments subject to phase-out [5]	2,631		2,883	2,899	(9)	–	–	–	–
Deductions from additional tier 1 capital	(602)	[6]	(768)	(1,706)	(22)	–	–	–	–
Additional tier 1 capital	14,249		14,673	12,289	(3)	12,220	12,558	11,096	(3)
Tier 1 capital	51,260		48,447	48,865	6	46,687	43,501	41,879	7
High-trigger capital instruments (7% trigger)	0		0	698	–	0	0	698	–
Low-trigger capital instruments (5% trigger)	4,034		4,096	4,181	(2)	4,034	4,096	4,181	(2)
Tier 2 instruments	4,034		4,096	4,879	(2)	4,034	4,096	4,879	(2)
Tier 2 instruments subject to phase-out	1,281		1,341	2,083	(4)	–	–	–	–
Deductions from tier 2 capital	(49)		(54)	(99)	(9)	–	–	–	–
Tier 2 capital	5,266		5,383	6,863	(2)	4,034	4,096	4,879	(2)
Total eligible capital	56,526		53,830	55,728	5	50,721	47,597	46,758	7
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes cash flow hedge reserve.
4
Reflects 80% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 20% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 20% of goodwill and other intangible assets (CHF 1.0 billion) and other capital deductions, including the regulatory reversal of gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, which will be deducted from CET1 once Basel III is fully implemented.

Capital movement – Group
2Q17	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	33,774		30,943
Net income attributable to shareholders	303		303
Foreign exchange impact	(859)	[1]	(772)
Capial increase, net of fees and taxes	4,096		4,096
Other	(303)	[2]	(103)
Balance at end of period	37,011		34,467
Additional tier 1 capital (CHF million)
Balance at beginning of period	14,673		12,558
Foreign exchange impact	(501)		(405)
Redemptions	(180)		0
Other	257	[3]	67
Balance at end of period	14,249		12,220
Tier 2 capital (CHF million)
Balance at beginning of period	5,383		4,096
Foreign exchange impact	(126)		(87)
Redemptions	(16)		0
Other	25		25
Balance at end of period	5,266		4,034
Eligible capital (CHF million)
Balance at end of period	56,526		50,721
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2
Includes the impact of a dividend accrual, the net effect of share-based compensation and pensions and a change in other regulatory adjustments (e.g., the net regulatory impact of gains/(losses) on fair-valued financial liabilities due to changes in own credit risk and certain deferred tax assets).

3
Primarily includes the net regulatory impact of gains/(losses) on fair-valued financial liabilities due to changes in own credit risk, which will be deducted from CET1 once Basel III is fully implemented.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as credit, market and operational risk RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Capital requirements for premises and equipment are also included in credit risk. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in credit risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
RWA decreased 2% to CHF 260.9 billion as of the end of 2Q17 compared to CHF 265.3 billion as of the end of 1Q17, primarily driven by a foreign exchange impact and movements in risk levels, mainly in market risk. These decreases were partially offset by increases resulting from methodology and policy changes in credit risk.
Excluding the foreign exchange impact, the increase in credit risk was primarily driven by methodology and policy changes and movements in risk levels attributable to book size, partially offset by decreases in risk levels attributable to book quality. The increase relating to methodology and policy changes was mainly related to the phase-in impact from a FINMA requirement to treat share-backed lending without personal guarantees as corporate exposures, which was introduced in 3Q16 and primarily was reflected in International Wealth Management. The increase in methodology and policy changes was also impacted by an additional phase-in of the multiplier on income producing real estate (IPRE) exposures within Swiss Universal Bank and an additional phase-in of a multiplier on certain investment banking corporate exposures in Investment Banking & Capital Markets, Global Markets and Asia Pacific. The movements in risk levels reflected increases attributable to book size mainly from higher lending exposures in Asia Pacific, Investment Banking & Capital Markets and Global Markets. The increase in Corporate Center primarily reflected higher threshold-dependent RWA resulting from the capital increase. We also had increases in derivative exposures, primarily in Investment Banking & Capital Markets, and increases in secured financing exposures, in Global Markets. These increases were partially offset by decreases in lending exposures in Swiss Universal Bank and the Strategic Resolution Unit, reductions in advanced CVA due to increased hedging benefits in Investment Banking & Capital Markets, Swiss Universal Bank and International Wealth Management and decreases in derivative exposures in the Strategic Resolution Unit. The movements in risk levels were offset by decreases attributable to book quality for corporate lending exposures in Asia Pacific, Swiss Universal Bank and International Wealth Management.
Excluding the foreign exchange impact, the decrease in market risk was primarily driven by movements in risk levels, partially offset by an increase resulting from model and parameter updates. The movements in risk levels were primarily related to the Strategic Resolution Unit, Global Markets and Asia Pacific. The increase in model and parameter updates were mainly due to time series updates in Global Markets and Asia Pacific.

Risk-weighted asset movement by risk type – Group
2Q17 (CHF million)	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Total
Credit risk
Balance at beginning of period	52,801	22,292	21,002	30,069	15,930	18,826	18,488	179,408
Foreign exchange impact	(411)	(699)	(707)	(981)	(786)	(771)	(434)	(4,789)
Movements in risk levels	(1,298)	354	(8)	1,181	393	(1,495)	1,246	373
of which credit risk – book size [1]	(1,016)	633	345	1,047	284	(1,452)	1,261	1,102
of which credit risk – book quality [2]	(282)	(279)	(353)	134	109	(43)	(15)	(729)
Model and parameter updates [3]	(49)	90	(154)	(272)	149	(68)	79	(225)
Methodology and policy changes [4]	454	870	331	134	299	31	0	2,119
Balance at end of period – phase-in	51,497	22,907	20,464	30,131	15,985	16,523	19,379	176,886
Market risk
Balance at beginning of period	770	979	6,239	8,609	97	2,898	302	19,894
Foreign exchange impact	(23)	(31)	(196)	(291)	(3)	(72)	(8)	(624)
Movements in risk levels	115	132	(147)	(799)	(26)	(922)	(62)	(1,709)
Model and parameter updates [3]	(1)	5	97	362	20	14	(9)	488
Balance at end of period – phase-in	861	1,085	5,993	7,881	88	1,918	223	18,049
Operational risk
Balance at beginning of period	12,068	12,523	5,836	13,383	2,575	19,660	0	66,045
Movements in risk levels	0	0	0	(62)	0	0	0	(62)
Balance at end of period – phase-in	12,068	12,523	5,836	13,321	2,575	19,660	0	65,983
Total
Balance at beginning of period	65,639	35,794	33,077	52,061	18,602	41,384	18,790	265,347
Foreign exchange impact	(434)	(730)	(903)	(1,272)	(789)	(843)	(442)	(5,413)
Movements in risk levels	(1,183)	486	(155)	320	367	(2,417)	1,184	(1,398)
Model and parameter updates [3]	(50)	95	(57)	90	169	(54)	70	263
Methodology and policy changes [4]	454	870	331	134	299	31	0	2,119
Balance at end of period – phase-in	64,426	36,515	32,293	51,333	18,648	38,101	19,602	260,918
Look-through adjustment [5]	–	–	–	–	–	–	(1,581)	(1,581)
Balance at end of period – look-through	64,426	36,515	32,293	51,333	18,648	38,101	18,021	259,337
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters and internal changes impacting how exposures are treated.
4 Represents externally prescribed regulatory changes impacting how exposures are treated.
5
The look-through adjustment impacts only credit risk within the Corporate Center. The difference between phase-in and look-through risk-weighted assets relates to transitional arrangements such as the impact from pension assets and deferred tax assets not deducted from CET1 during the phase-in period and the transitional impact from threshold-related risk-weighted assets.

Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Group
2Q17 (CHF million)
Credit risk	51,497	22,907	20,464	30,131	15,985	16,523	19,379	176,886
Market risk	861	1,085	5,993	7,881	88	1,918	223	18,049
Operational risk	12,068	12,523	5,836	13,321	2,575	19,660	0	65,983
Risk-weighted assets – phase-in	64,426	36,515	32,293	51,333	18,648	38,101	19,602	260,918
Look-through adjustment	–	–	–	–	–	–	(1,581)	(1,581)
Risk-weighted assets – look-through	64,426	36,515	32,293	51,333	18,648	38,101	18,021	259,337
4Q16 (CHF million)
Credit risk	52,713	21,737	19,961	29,565	15,280	22,214	20,599	182,069
Market risk	888	992	8,808	8,755	172	3,567	66	23,248
Operational risk	12,068	12,523	5,836	13,393	2,575	19,660	0	66,055
Risk-weighted assets – phase-in	65,669	35,252	34,605	51,713	18,027	45,441	20,665	271,372
Look-through adjustment	–	–	–	–	–	–	(3,327)	(3,327)
Risk-weighted assets – look-through	65,669	35,252	34,605	51,713	18,027	45,441	17,338	268,045

Leverage Metrics
Beginning in 1Q15, Credit Suisse adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. BIS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BIS requirements as implemented in Switzerland by FINMA. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown here.
As used herein, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments.
The look-through leverage exposure was CHF 906.2 billion as of the end of 2Q17, a decrease of 3% compared to CHF 935.9 billion as of the end of 1Q17. The movement was primarily due to a reduction in the Group’s consolidated balance sheet, reflecting a foreign exchange translation impact and lower operating activities.
> Refer to “Balance sheet and off-balance sheet” for further information on the reduction in the Group’s consolidated balance sheet.
Look-through leverage exposure – Group
end of	2Q17	1Q17	4Q16
Look-through leverage exposure (CHF million)
Swiss Universal Bank	260,479	257,397	252,889
International Wealth Management	93,107	93,629	94,092
Asia Pacific	101,583	106,474	108,926
Global Markets	276,483	287,456	284,143
Investment Banking & Capital Markets	43,073	44,018	45,571
Strategic Resolution Unit	71,611	82,718	105,768
Corporate Center	59,858	64,219	59,374
Leverage exposure	906,194	935,911	950,763
BIS leverage ratios – Group
The tier 1 leverage ratio was 5.6% as of the end of 2Q17, with a CET1 component of 4.1%. On a look-through basis, the tier 1 leverage ratio was 5.2%, with a CET1 component of 3.8%.
The CET1 leverage ratio of 4.1% as of the end of 2Q17 increased compared to 3.6% as of the end of 1Q17, reflecting the increase in CET1 capital and a decrease in the leverage exposure.
The tier 1 leverage ratio of 5.6% as of the end of 2Q17 increased compared to 5.2% as of the end of 1Q17, mainly reflecting the increase in tier 1 capital and the decrease in the leverage exposure.
Leverage exposure components – Group
	Phase-in				Look-through
				% change				% change
end of	2Q17	1Q17	4Q16	QoQ	2Q17	1Q17	4Q16	QoQ
Leverage exposure (CHF million)
Balance sheet assets	783,411	811,979	819,861	(4)	783,411	811,979	819,861	(4)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(12,210)	(12,994)	(9,316)	(6)	(15,235)	(16,192)	(15,620)	(6)
Derivative financial instruments	87,106	88,358	88,656	(1)	87,106	88,358	88,656	(1)
Securities financing transactions	(23,788)	(28,877)	(22,766)	(18)	(23,788)	(28,877)	(22,766)	(18)
Off-balance sheet exposures	74,700	80,643	80,632	(7)	74,700	80,643	80,632	(7)
Total adjustments	125,808	127,130	137,206	(1)	122,783	123,932	130,902	(1)
Leverage exposure	909,219	939,109	957,067	(3)	906,194	935,911	950,763	(3)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	2Q17	1Q17	4Q16	QoQ	2Q17	1Q17	4Q16	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	37,011	33,774	36,576	10	34,467	30,943	30,783	11
Tier 1 capital	51,260	48,447	48,865	6	46,687	43,501	41,879	7
Leverage exposure	909,219	939,109	957,067	(3)	906,194	935,911	950,763	(3)
Leverage ratios (%)
CET1 leverage ratio	4.1	3.6	3.8	–	3.8	3.3	3.2	–
Tier 1 leverage ratio	5.6	5.2	5.1	–	5.2	4.6	4.4	–

Swiss capital and leverage metrics
Swiss capital metrics
> Refer to “Swiss Requirements” for further information on Swiss regulatory requirements.
As of the end of 2Q17, our Swiss CET1 ratio was 14.1%, our going concern capital ratio was 20.3%, our gone concern capital ratio was 11.3% and our TLAC ratio was 31.6%.
On a look-through basis, as of the end of 2Q17, our Swiss CET1 capital was CHF 34.3 billion and our Swiss CET1 ratio was 13.2%. Our going concern capital was CHF 46.5 billion and our going concern capital ratio was 17.9%. Our gone concern capital was CHF 29.1 billion and our gone concern capital ratio was 11.2%. Our total loss-absorbing capacity was CHF 75.6 billion and our TLAC ratio was 29.1%.
Swiss capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	2Q17	1Q17	4Q16	QoQ	2Q17	1Q17	4Q16	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	36,865	33,612	36,417	10	34,319	30,777	30,616	12
Going concern capital	53,118	50,266	52,392	6	46,538	43,335	42,410	7
Gone concern capital	29,487	30,293	26,783	(3)	29,065	29,745	26,340	(2)
Total loss-absorbing capacity (TLAC)	82,605	80,559	79,175	3	75,603	73,080	68,750	3
Swiss risk-weighted assets	261,580	266,031	272,090	(2)	259,999	264,421	268,762	(2)
Swiss capital ratios (%)
Swiss CET1 ratio	14.1	12.6	13.4	–	13.2	11.6	11.4	–
Going concern capital ratio	20.3	18.9	19.3	–	17.9	16.4	15.8	–
Gone concern capital ratio	11.3	11.4	9.8	–	11.2	11.2	9.8	–
TLAC ratio	31.6	30.3	29.1	–	29.1	27.6	25.6	–

Swiss capital and risk-weighted assets – Group
	Phase-in				Look-through
				% change				% change
end of	2Q17	1Q17	4Q16	QoQ	2Q17	1Q17	4Q16	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	37,011	33,774	36,576	10	34,467	30,943	30,783	11
Swiss regulatory adjustments [1]	(146)	(162)	(159)	(10)	(148)	(166)	(167)	(11)
Swiss CET1 capital	36,865	33,612	36,417	10	34,319	30,777	30,616	12
Additional tier 1 high-trigger capital instruments	7,417	7,583	6,000	(2)	7,417	7,583	6,000	(2)
Grandfathered capital instruments	8,836	9,071	9,975	(3)	4,802	4,975	5,794	(3)
of which additional tier 1 low-trigger capital instruments	4,802	4,975	5,096	(3)	4,802	4,975	5,096	(3)
of which tier 2 high-trigger capital instruments	0	0	698	–	0	0	698	–
of which tier 2 low-trigger capital instruments	4,034	4,096	4,181	(2)	–	–	–	–
Swiss additional tier 1 capital	16,253	16,654	15,975	(2)	12,219	12,558	11,794	(3)
Going concern capital	53,118	50,266	52,392	6	46,538	43,335	42,410	7
Bail-in debt instruments	25,030	25,649	22,159	(2)	25,030	25,649	22,159	(2)
Additional tier 1 instruments subject to phase-out	2,631	2,883	2,899	(9)	–	–	–	–
Tier 2 instruments subject to phase-out	1,281	1,341	2,083	(4)	–	–	–	–
Tier 2 amortization component	1,194	1,242	1,448	(4)	–	–	–	–
Tier 2 low-trigger capital instruments	–	–	–	–	4,035	4,096	4,181	(1)
Deductions	(649)	(822)	(1,806)	(21)	–	–	–	–
Gone concern capital	29,487	30,293	26,783	(3)	29,065	29,745	26,340	(2)
Total loss-absorbing capacity	82,605	80,559	79,175	3	75,603	73,080	68,750	3
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	260,918	265,347	271,372	(2)	259,337	263,737	268,045	(2)
Swiss regulatory adjustments [2]	662	684	718	(3)	662	684	717	(3)
Swiss risk-weighted assets	261,580	266,031	272,090	(2)	259,999	264,421	268,762	(2)
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	2Q17	1Q17	4Q16	QoQ	2Q17	1Q17	4Q16	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	36,865	33,612	36,417	10	34,319	30,777	30,616	12
Going concern capital	53,118	50,266	52,392	6	46,538	43,335	42,410	7
Gone concern capital	29,487	30,293	26,783	(3)	29,065	29,745	26,340	(2)
Total loss-absorbing capacity	82,605	80,559	79,175	3	75,603	73,080	68,750	3
Leverage exposure	909,219	939,109	957,067	(3)	906,194	935,911	950,763	(3)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.1	3.6	3.8	–	3.8	3.3	3.2	–
Going concern leverage ratio	5.8	5.4	5.5	–	5.1	4.6	4.5	–
Gone concern leverage ratio	3.2	3.2	2.8	–	3.2	3.2	2.8	–
TLAC leverage ratio	9.1	8.6	8.3	–	8.3	7.8	7.2	–
Rounding differences may occur.
Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratio is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
As of the end of 2Q17, our Swiss CET1 leverage ratio was 4.1%, our going concern leverage ratio was 5.8%, our gone concern leverage ratio was 3.2% and our TLAC leverage ratio was 9.1%.
On a look-through basis, as of the end of 2Q17, our Swiss CET1 leverage ratio was 3.8%, our going concern leverage ratio was 5.1%, our gone concern leverage ratio was 3.2% and our TLAC leverage ratio was 8.3%.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
BIS capital and leverage metrics – Bank
> Refer to “BIS capital metrics”, “Risk-weighted assets” and “Leverage metrics” for further information.
BIS capital metrics – Bank
	Phase-in
				% change
end of	2Q17	1Q17	4Q16	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	38,472	35,392	37,356	9
Tier 1 capital	51,994	49,261	48,888	6
Total eligible capital	57,260	54,644	55,802	5
Risk-weighted assets	261,449	265,749	270,653	(2)
Capital ratios (%)
CET1 ratio	14.7	13.3	13.8	–
Tier 1 ratio	19.9	18.5	18.1	–
Total capital ratio	21.9	20.6	20.6	–
Eligible capital and risk-weighted assets – Bank
	Phase-in
end of	2Q17		1Q17	4Q16	% change QoQ
Eligible capital (CHF million)
Total shareholder's equity	44,724		42,734	42,789	5
Regulatory adjustments [1]	(407)		(186)	(22)	119
Adjustments subject to phase-in	(5,845)	[2]	(7,156)	(5,411)	(18)
CET1 capital	38,472		35,392	37,356	9
Additional tier 1 instruments	11,402	[3]	11,705	10,217	(3)
Additional tier 1 instruments subject to phase-out [4]	2,631		2,883	2,899	(9)
Deductions from additional tier 1 capital	(511)	[5]	(719)	(1,584)	(29)
Additional tier 1 capital	13,522		13,869	11,532	(3)
Tier 1 capital	51,994		49,261	48,888	6
Tier 2 instruments	4,034	[6]	4,096	4,931	(2)
Tier 2 instruments subject to phase-out	1,281		1,341	2,083	(4)
Deductions from tier 2 capital	(49)		(54)	(100)	(9)
Tier 2 capital	5,266		5,383	6,914	(2)
Total eligible capital	57,260		54,644	55,802	5
Risk-weighted assets by risk type (CHF million)
Credit risk	177,417		179,810	181,350	(1)
Market risk	18,049		19,894	23,248	(9)
Operational risk	65,983		66,045	66,055	0
Risk-weighted assets	261,449		265,749	270,653	(2)
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Primarily reflects 80% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 7.5 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.9 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 20% of goodwill and other intangible assets (CHF 0.8 billion) and other capital deductions, including the regulatory reversal of gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, which will be deducted from CET1 once Basel III is fully implemented.

6 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.

Leverage exposure components – Bank
	Phase-in
				% change
end of	2Q17	1Q17	4Q16	QoQ
Leverage exposure (CHF million)
Balance sheet assets	785,494	814,095	822,065	(4)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(12,103)	(13,167)	(10,639)	(8)
Derivative financial instruments	87,176	88,710	88,975	(2)
Securities financing transactions	(23,787)	(28,876)	(22,766)	(18)
Off-balance sheet exposures	74,700	80,643	80,661	(7)
Total adjustments	125,986	127,310	136,231	(1)
Leverage exposure	911,480	941,405	958,296	(3)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
	Phase-in
				% change
end of	2Q17	1Q17	4Q16	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	38,472	35,392	37,356	9
Tier 1 capital	51,994	49,261	48,888	6
Leverage exposure	911,480	941,405	958,296	(3)
Leverage ratios (%)
CET1 leverage ratio	4.2	3.8	3.9	–
Tier 1 leverage ratio	5.7	5.2	5.1	–
Swiss capital and leverage metrics – Bank
> Refer to “Swiss capital and leverage metrics” for further information.
Swiss capital metrics – Bank
	Phase-in
				% change
end of	2Q17	1Q17	4Q16	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	38,326	35,230	37,196	9
Going concern capital	53,762	51,031	52,344	5
Gone concern capital	29,580	30,344	26,904	(3)
Total loss-absorbing capacity	83,342	81,375	79,248	2
Swiss risk-weighted assets	262,101	266,421	271,359	(2)
Swiss capital ratios (%)
Swiss CET1 ratio	14.6	13.2	13.7	–
Going concern capital ratio	20.5	19.2	19.3	–
Gone concern capital ratio	11.3	11.4	9.9	–
TLAC ratio	31.8	30.5	29.2	–

Swiss capital and risk-weighted assets – Bank
	Phase-in
				% change
end of	2Q17	1Q17	4Q16	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	38,472	35,392	37,356	9
Swiss regulatory adjustments [1]	(146)	(162)	(160)	(10)
Swiss CET1 capital	38,326	35,230	37,196	9
Additional tier 1 high-trigger capital instruments	7,507	7,670	6,083	(2)
Grandfathered capital instruments	7,929	8,131	9,065	(2)
of which additional tier 1 low-trigger capital instruments	3,895	4,035	4,134	(3)
of which tier 2 high-trigger capital instruments	0	0	750	–
of which tier 2 low-trigger capital instruments	4,034	4,096	4,181	(2)
Swiss additional tier 1 capital	15,436	15,801	15,148	(2)
Going concern capital	53,762	51,031	52,344	5
Bail-in debt instruments	25,034	25,651	22,159	(2)
Additional tier 1 instruments subject to phase-out	2,631	2,883	2,899	(9)
Tier 2 instruments subject to phase-out	1,281	1,341	2,083	(4)
Tier 2 amortization component	1,194	1,242	1,447	(4)
Deductions	(560)	(773)	(1,684)	(28)
Gone concern capital	29,580	30,344	26,904	(3)
Total loss-absorbing capacity	83,342	81,375	79,248	2
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	261,449	265,749	270,653	(2)
Swiss regulatory adjustments [2]	652	672	706	(3)
Swiss risk-weighted assets	262,101	266,421	271,359	(2)
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
	Phase-in
				% change
end of	2Q17	1Q17	4Q16	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	38,326	35,230	37,196	9
Going concern capital	53,762	51,031	52,344	5
Gone concern capital	29,580	30,344	26,904	(3)
Total loss-absorbing capacity	83,342	81,375	79,248	2
Leverage exposure	911,480	941,405	958,296	(3)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.2	3.7	3.9	–
Going concern leverage ratio	5.9	5.4	5.5	–
Gone concern leverage ratio	3.2	3.2	2.8	–
TLAC leverage ratio	9.1	8.6	8.3	–

Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to www.credit-suisse.com/regulatorydisclosures for additional information.
shareholders’ equity and share metrics
Total shareholders’ equity
Our total shareholders’ equity increased from CHF 41.7 billion as of the end of 1Q17 to CHF 43.5 billion as of the end of 2Q17. Total shareholders’ equity was positively impacted by the issuance of common shares due to the rights offering, net income attributable to shareholders and an increase in the share-based compensation obligation. These movements were partially offset by foreign exchange-related movements on cumulative translation adjustments, losses on fair value elected liabilities relating to credit risk, dividends paid and transactions relating to the settlement of share-based compensation awards.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
	% change
end of	2Q17	1Q17	4Q16	QoQ
Shareholders' equity (CHF million)
Common shares	102	84	84	21
Additional paid-in capital	35,465	32,388	32,131	10
Retained earnings	26,855	26,552	25,954	1
Treasury shares, at cost	(40)	(99)	0	(60)
Accumulated other comprehensive loss	(18,889)	(17,223)	(16,272)	10
Total shareholders' equity	43,493	41,702	41,897	4
Goodwill	(4,673)	(4,831)	(4,913)	(3)
Other intangible assets	(195)	(202)	(213)	(3)
Tangible shareholders' equity [1]	38,625	36,669	36,771	5
Shares outstanding (million)
Common shares issued	2,556.0	2,089.9	2,089.9	22
Treasury shares	(2.7)	(6.3)	0.0	(57)
Shares outstanding	2,553.3	2,083.6	2,089.9	23
Par value (CHF)
Par value	0.04	0.04	0.04	0
Book value per share (CHF)
Total book value per share	17.03	20.01	20.05	(15)
Goodwill per share	(1.83)	(2.32)	(2.35)	(21)
Other intangible assets per share	(0.07)	(0.09)	(0.11)	(22)
Tangible book value per share [1]	15.13	17.60	17.59	(14)
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 2Q17, our available economic capital increased 5%, economic risk capital decreased 6%, overall position risk decreased 6% and average risk management VaR in US dollars increased 8%. Gross impaired loans remained stable at CHF 2.2 billion on a gross loan portfolio of CHF 274.9 billion.
Overview and risk-related developments
Fundamental to our business is the prudent taking of risk in line with our strategic priorities. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities. Our risk management framework is based on transparency, management accountability and independent oversight.
> Refer to “Key risk developments”, “Risk management oversight”, “Risk appetite framework” and “Risk coverage and management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2016 for further information and additional details of our current risk management framework and activities, including definitions of certain terms and relevant metrics.
Key risk developments
French presidential elections
In the run up to the presidential election in France we convened a working group to ensure appropriate contingency planning was in place in case of an unexpected result or adverse market reaction. A review of our exposures to France was conducted with a number of scenarios of varying severities explored and, as a result, we have introduced specific scenario limits and reduced our exposure to a number of European countries.
North Korean crisis
Tensions continue to run high on the Korean peninsula. In the event of a potential escalation of the crisis, our Korean fixed income business could be significantly impacted due to the nature of the portfolio and underlying market specifics. We have developed several scenarios to assess and monitor the related risks and make use of macro hedges to offset potential losses.
Cyber risk
The financial industry continues to face a rapidly evolving cyber threat from a variety of actors who are driven by monetary, political and other motivations. We continue to invest significantly in our information and cybersecurity program to strengthen our ability to anticipate, defend, detect and recover from cyber attacks. We regularly assess the effectiveness of our key controls and we conduct ongoing employee training and awareness activities, including for key management personnel, in order to embed a strong cyber risk culture.
Middle East
In early June 2017, several countries, including Saudi Arabia, the United Arab Emirates, Egypt and Bahrain severed diplomatic ties and cut transportation links with Qatar. We have business relationships in all of these countries. At the end of 2Q17, the consensus expectation amongst regional analysts was for the dispute to continue rather than be quickly resolved. From a risk perspective, the longer the dispute continues the greater the potential threats to the regional economy and to local markets.
Brazil
In late June, the president of Brazil was formally indicted on corruption charges in the latest iteration of a long-running corruption investigation. The impact from this political development on Brazil’s fiscal policy and the economy is still uncertain. From a risk perspective, the potential threats to Brazil’s economic upswing and to its local markets are likely to stay relatively high. While Brazil is a significant market for Credit Suisse, we further reduced our exposure to this country during 2Q17 and continued assessing potential implications in the event of further deterioration of this political crisis.
Update to the risk appetite framework
During 2Q17, we amended and enhanced our risk appetite framework to provide additional governance and controls within our relevant transaction approval processes to distinguish between those types of business exposures held in the Strategic Resolution Unit that will be allowed for execution in our strategic divisions and those that will be prohibited or for which we have limited risk appetite. The amendments introduce a specific risk appetite statement which together with the entire risk appetite framework will be reviewed annually in line with our current process. This framework has been approved by management at the Capital Allocation & Risk Management Committee (CARMC).
The risk appetite statement includes a detailed list of transaction and product types that are prohibited from being executed in our strategic businesses. These transaction and product types are classified in five categories: (i) specific products; (ii) risk types; (iii) counterparties; (iv) investment classes; and (v) operational and franchise considerations. In addition, the statement establishes a robust set of principles and guidelines that serve to limit the execution of non-strategic transactions or business activities in our strategic business divisions.
We have established a framework for approval of exceptions to the provisions outlined in our risk appetite framework for certain transactions which may arise. Execution of such exceptions requires the approval of the divisional chief risk officer and divisional chief executive officer or their delegates and, where needed, by CARMC and/or the legal entity board of directors. Proposed transactions or business activities within our relevant transaction approval processes are assessed against the risk appetite statement.

Economic risk capital review
Economic risk capital is used as a consistent and comprehensive tool for capital management, limit monitoring and performance management. Economic risk capital is our core Group-wide risk management tool for measuring and reporting the combined impact from quantifiable risks such as market, credit, operational, pension, expense and model risks, each of which has an impact on our capital position.
Economic risk capital measures risks in terms of economic realities rather than regulatory or accounting rules and estimates the amount of capital needed to remain solvent and in business under extreme market, business and operating conditions over the period of one year, given our target financial strength (our long-term credit rating). Economic risk capital is set to a level needed to absorb unexpected losses at a confidence level of 99.97%. Our economic risk capital model is a set of methodologies used for measuring quantifiable risks associated with our business activities on a consistent basis. It is calculated separately for position risk (reflecting our exposure to market and credit risks), operational risk and other risks.
We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In the event of material methodology changes and dataset and model parameter updates, prior-period balances are restated in order to show meaningful trends.
> Refer to “Economic risk capital” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2016 for further information on economic risk capital.
Economic risk capital
	in / end of			% change
	2Q17	1Q17	4Q16	QoQ	Ytd
Available economic capital (CHF million)
BIS look-through CET1 capital (Basel III)	34,467	30,943	30,783	11	12
Economic adjustments [1]	14,733	16,079	15,166	(8)	(3)
Available economic capital	49,200	47,022	45,949	5	7
Position risk (CHF million)
Fixed income trading [2]	652	789	1,270	(17)	(49)
Equity trading & investments	1,312	1,385	1,504	(5)	(13)
Private banking corporate & retail lending	2,702	2,852	2,920	(5)	(7)
International lending & counterparty exposures	5,220	5,349	5,784	(2)	(10)
Emerging markets country event risk	1,247	1,372	1,168	(9)	7
Real estate & structured assets [3]	1,092	1,345	1,188	(19)	(8)
Diversification benefit [4]	(2,191)	(2,417)	(2,495)	(9)	(12)
Position risk (99% confidence level for risk management purposes)	10,034	10,675	11,339	(6)	(12)
Economic risk capital (CHF million)
Position risk (99.97% confidence level)	17,879	19,095	20,299	(6)	(12)
Operational risk	7,635	7,720	7,720	(1)	(1)
Other risks [5]	6,218	6,861	6,628	(9)	(6)
Economic risk capital	31,732	33,676	34,647	(6)	(8)
Economic risk capital coverage ratio (%) [6]
Economic risk capital coverage ratio	155	140	133	–	–
1
Includes primarily high- and low-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pensions. Economic adjustments are made to BIS look-through CET1 capital to enable comparison between economic risk capital and available economic capital under the Basel III framework.

2 This category comprises fixed income trading, foreign exchange, commodity and insurance exposures.
3 This category comprises commercial and residential real estate (including RMBS and CMBS), ABS exposure, real estate acquired at auction and real estate fund investments.
4 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.
5
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between available economic capital and economic risk capital, interest rate risk on treasury positions, diversification benefits, the impact from deferred share-based compensation awards and an estimate for the impacts of certain planned methodology changes.

6 Ratio of available economic capital to economic risk capital.

In 2Q17, there were no changes to our economic risk capital methodology.
Available economic capital trends
As of the end of 2Q17, our available economic capital for the Group was CHF 49.2 billion, an increase of CHF 2.2 billion from the end of 1Q17. BIS look-through CET1 capital increased CHF 3.5 billion, mainly reflecting our capital increase in June of 2017, partially offset by a negative foreign exchange impact. Economic adjustments decreased CHF 1.3 billion, mainly reflecting the release of dividend accruals with the payment of the 2016 dividend and the foreign exchange impact on contingent capital instruments.
Economic risk capital by division
	End of period					Average
	2Q17	1Q17	4Q16	% change QoQ	% change Ytd	2Q17	1Q17	4Q16	% change QoQ	% change Ytd
Economic risk capital by division (CHF million)
Swiss Universal Bank	5,608	5,693	5,789	(1)	(3)	5,651	5,741	5,763	(2)	(2)
International Wealth Management	4,414	4,442	3,816	(1)	16	4,428	4,129	3,976	7	11
Asia Pacific	3,953	4,181	4,504	(5)	(12)	4,067	4,342	4,453	(6)	(9)
Global Markets	8,621	9,299	9,295	(7)	(7)	8,960	9,297	9,030	(4)	(1)
Investment Banking & Capital Markets	5,149	5,324	5,117	(3)	1	5,236	5,220	5,030	0	4
Strategic Resolution Unit	3,390	3,848	5,145	(12)	(34)	3,619	4,496	5,015	(20)	(28)
Corporate Center [1]	597	890	981	(33)	(39)	744	937	1,105	(21)	(33)
Economic risk capital - Group	31,732	33,676	34,647	(6)	(8)	32,704	34,162	34,372	(4)	(5)
1 Includes primarily expense risk, diversification benefits from the divisions and foreign exchange risk between available economic capital and economic risk capital.
Economic risk capital trends
Compared to the end of 1Q17, our economic risk capital decreased 6% to CHF 31.7 billion, mainly due to a 6% decrease in position risk and a 9% reduction in other risks. The decrease in position risk was mainly due to decreased residential mortgage-back securities (RMBS) exposures in the US in real estate & structured assets, reduced private banking corporate & retail lending exposures in Switzerland and Asia, reduced exposures in Turkey in emerging markets country event risk and lower loan commitments in international lending & counterparty exposures. The decrease in other risks primarily reflected lower pension risk due to the improved funding status of our Swiss pension plan and reduced foreign exchange risk between available economic capital and economic risk capital. Excluding the US dollar translation impact, economic risk capital decreased 3%.
For Swiss Universal Bank, economic risk capital decreased 1% to CHF 5.6 billion from the end of 1Q17, mainly due to a reduction in private banking corporate & retail lending exposures and lower pension risk reflecting the improved funding status of our Swiss pension plan.
For International Wealth Management, economic risk capital decreased 1% to CHF 4.4 billion from the end of 1Q17. Excluding the US dollar translation impact, economic risk capital increased 1%, mainly due to increased equity exposures in equity trading & investments related to a securitization, partially offset by lower pension risk reflecting the improved funding status of our Swiss pension plan.
For Asia Pacific, economic risk capital decreased 5% to CHF 4.0 billion from the end of 1Q17, mainly due to reduced equity derivatives exposures in equity trading & investments and a reduction in private banking corporate & retail lending exposures, partially offset by higher loan commitments in international lending & counterparty exposures.
For Global Markets, economic risk capital decreased 7% to CHF 8.6 billion compared to the end of 1Q17, mainly due to lower RMBS exposures in the US in real estate & structured assets.
For Investment Banking & Capital Markets, economic risk capital decreased 3% to CHF 5.1 billion from the end of 1Q17. Excluding the US dollar translation impact, economic risk capital increased 1%, mainly due to increased international lending & counterparty exposures.
For the Strategic Resolution Unit, economic risk capital decreased 12% to CHF 3.4 billion from the end of 1Q17, mainly due to reduced exposures in Turkey in emerging markets country event risk and reduced loan commitments in international lending & counterparty exposures.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.

Market risk review
Market risk is the risk of financial loss arising from movements in market prices. Market risks arise from both our trading and non-trading business activities. The classification of assets into trading book and banking book portfolios determines the approach for analyzing our market risk exposure. Market risk in the trading book is measured using VaR and market risk in our banking book is measured using sensitivity analysis on related market factors.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2016 for further information on market risk including our VaR methodology.
Trading book
Market risks from our trading book relate to our trading activities primarily in Global Markets and Asia Pacific. We are active in most of the principal trading markets of the world, using the majority of common trading and hedging products, including derivatives such as swaps, futures, options and structured products. Some of the structured products are customized transactions using combinations of derivatives and are executed to meet specific client or internal needs. As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure which quantifies the potential loss on a given portfolio of financial instruments over a certain holding period and that is expected to occur at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 2Q17, we updated our VaR model to better reflect equity volatility risks by increasing the granularity of the short-term time series. These risks were previously included in risk not in VaR. The impact of these updates on our VaR measures was immaterial and prior periods have not been restated.
We continue to receive regulatory approval for ongoing enhancements to our VaR methodology used for the calculation of regulatory capital, and the model is subject to regular reviews by regulators.
Information required under Pillar 3 of the Basel framework related to risk is available on our website at www.credit-suisse.com/pillar3.
The tables entitled “Average one-day, 98% risk management VaR by division” and “One-day, 98% risk management VaR” show our trading-related market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity.
Average one-day, 98% risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Strategic Resolution Unit	Diversi- fication benefit	[1]	Credit Suisse
Average risk management VaR (CHF million)
2Q17	0	4	13	22	7	(20)		26
1Q17	0	5	15	22	7	(23)		26
4Q16	0	5	15	21	7	(21)		27
Average risk management VaR (USD million)
2Q17	0	4	13	22	7	(19)		27
1Q17	0	5	15	21	7	(23)		25
4Q16	0	5	15	21	7	(21)		27
Excludes risks associated with counterparty and own credit exposures. Investment Banking & Capital Markets has only banking book positions.
1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.

One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
Risk management VaR (CHF million)
2Q17
Average	17	19	6	2	10	(28)		26
Minimum	12	17	4	1	8	–	[1]	23
Maximum	23	21	9	3	12	–	[1]	30
End of period	12	17	7	3	10	(26)		23
1Q17
Average	17	21	8	2	10	(32)		26
Minimum	12	19	4	1	8	–	[1]	22
Maximum	23	23	12	2	13	–	[1]	31
End of period	19	20	4	2	11	(30)		26
4Q16
Average	13	23	6	2	13	(30)		27
Minimum	10	21	4	1	10	–	[1]	24
Maximum	19	24	9	3	16	–	[1]	31
End of period	15	21	7	1	13	(28)		29
Risk management VaR (USD million)
2Q17
Average	18	19	6	2	10	(28)		27
Minimum	12	18	4	1	8	–	[1]	24
Maximum	23	20	9	3	12	–	[1]	30
End of period	12	18	7	3	10	(26)		24
1Q17
Average	17	21	8	2	10	(33)		25
Minimum	12	19	4	1	8	–	[1]	22
Maximum	23	23	12	2	13	–	[1]	31
End of period	19	20	4	2	10	(29)		26
4Q16
Average	13	23	6	2	13	(30)		27
Minimum	10	21	3	1	10	–	[1]	23
Maximum	19	24	9	3	17	–	[1]	32
End of period	15	21	6	1	13	(28)		28
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Average risk management VaR increased 8% to USD 27 million from 1Q17, mainly driven by increased interest rate exposures in the US and in Europe and a decreased diversification benefit. These changes were partially offset by lower credit spread risk and a decrease in foreign exchange risk. For Global Markets, the increase in average risk management VaR was mainly driven by increased interest rate exposures in the US and in Europe, partially offset by lower credit spread risk reflecting reduced exposures in distressed credit products across credit markets and in RMBS in the US and in Europe. For Asia Pacific, the decrease in average risk management VaR was primarily driven by decreased interest rate exposures in Japan and lower foreign exchange risk driven by a reduction in Korean derivatives.
Period-end risk management VaR decreased 8% to USD 24 million from 1Q17, mainly driven by decreased interest rate exposures in Japan and lower credit spread risk reflecting reduced exposures in distressed credit products across credit markets and in RMBS in the US and in Europe.
The chart entitled “Daily risk management VaR” shows the aggregated market risk in our trading book on a consolidated basis.

The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 2Q17 with those for 1Q17 and 4Q16. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. We had no trading loss days in 2Q17 and 1Q17 and two trading loss days in 4Q16.
VaR backtesting
Various techniques are used to assess the accuracy of the VaR methodology used for risk management and regulatory purposes and to assess if our regulatory capital is sufficient to absorb actual losses. Our VaR backtesting process is used to assess the accuracy and performance of our regulatory VaR model and to encourage developments to our VaR model. Backtesting involves comparing the results produced from the VaR model with the daily trading revenues. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period calculated using a subset of the actual daily trading revenues also referred to as “hypothetical” trading revenues under the Basel framework. In the rolling 12-month period through the end of 2Q17, we had no backtesting exceptions in our regulatory VaR model calculated using the subset of actual daily trading revenues. Since there were fewer than five backtesting exceptions in the rolling 12-month period through the end of 2Q17, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2016 for further information on VaR backtesting.
> Refer to “Other requirements” in Capital management – Swiss requirements for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, equity participations and investments in bonds and money market instruments. Our businesses and the Corporate Center have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive banking book positions. As of the end of 2Q17, the impact of such a parallel increase in yield curves would have been an increase of CHF 4.1 million, compared to an increase of CHF 4.7 million as of the end of 1Q17.
Credit risk review
All transactions that are exposed to potential losses due to a counterparty failing to meet an obligation are subject to credit risk exposure measurement and management. The majority of our credit risk is concentrated in the private banking, corporate and institutional businesses and in the investment banking businesses.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2016 for further information on credit risk.
> Refer to “Note 16 – Loans, allowance for loan losses and credit quality” and “Note 28 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans and counterparty credit risk, respectively.

Loans
end of	Swiss Universal Bank		International Wealth Management		Asia Pacific		Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2Q17 (CHF million)
Mortgages	100,180		3,757		1,305		0	0	191	105,433
Loans collateralized by securities	7,150		17,987		13,664		0	1,349	127	40,277
Consumer finance	3,421		476		27		17	0	84	4,025
Consumer	110,751		22,220		14,996		17	1,349	402	149,735
Real estate	23,263		1,645		504		317	353	62	26,144
Commercial and industrial loans	27,316		20,692		23,095		3,435	3,022	2,825	80,405
Financial institutions	3,776		1,635		2,096		4,923	392	1,500	14,575
Governments and public institutions	746		267		1,006		1,284	0	733	4,036
Corporate & institutional	55,101	[2]	24,239	[3]	26,701	[4]	9,959	3,767	5,120	125,160
Gross loans	165,852		46,459		41,697		9,976	5,116	5,522	274,895
of which held at fair value	50		185		4,684		6,337	2,171	3,200	16,627
Net (unearned income) / deferred expenses	44		(107)		(30)		(9)	(10)	(1)	(113)
Allowance for loan losses [5]	(461)		(89)		(60)		(36)	(46)	(225)	(917)
Net loans	165,435		46,263		41,607		9,931	5,060	5,296	273,865
1Q17 (CHF million)
Mortgages	99,596		3,620		1,259		0	0	200	104,675
Loans collateralized by securities	7,388		17,861		12,570		0	1,490	151	39,460
Consumer finance	3,295		581		37		19	0	77	4,009
Consumer	110,279		22,062		13,866		19	1,490	428	148,144
Real estate	23,561		1,508		510		238	333	81	26,231
Commercial and industrial loans	27,824		20,786		22,867		4,753	3,132	3,326	82,706
Financial institutions	4,072		1,644		2,584		5,304	468	1,762	16,061
Governments and public institutions	759		278		1,074		1,098	0	1,027	4,236
Corporate & institutional	56,216	[2]	24,216	[3]	27,035	[4]	11,393	3,933	6,196	129,234
Gross loans	166,495		46,278		40,901		11,412	5,423	6,624	277,378
of which held at fair value	52		192		5,034		6,819	2,576	3,939	18,612
Net (unearned income) / deferred expenses	40		(101)		(29)		(9)	(9)	(1)	(109)
Allowance for loan losses [5]	(457)		(80)		(67)		(27)	(38)	(230)	(899)
Net loans	166,078		46,097		40,805		11,376	5,376	6,393	276,370
4Q16 (CHF million)
Mortgages	99,383		3,551		1,166		0	0	235	104,335
Loans collateralized by securities	7,224		17,863		11,704		0	273	204	37,268
Consumer finance	2,923		438		3		18	0	108	3,490
Consumer	109,530		21,852		12,873		18	273	547	145,093
Real estate	23,661		1,383		499		160	214	99	26,016
Commercial and industrial loans	28,460		19,618		23,405		3,788	4,441	4,008	83,740
Financial institutions	3,657		2,077		2,320		4,351	465	4,878	17,921
Governments and public institutions	801		223		1,135		1,070	0	1,044	4,273
Corporate & institutional	56,579	[2]	23,301	[3]	27,359	[4]	9,369	5,120	10,029	131,950
Gross loans	166,109		45,153		40,232		9,387	5,393	10,576	277,043
of which held at fair value	38		397		5,377		6,711	2,545	4,460	19,528
Net (unearned income) / deferred expenses	38		(99)		(27)		(8)	(8)	(25)	(129)
Allowance for loan losses [5]	(462)		(89)		(71)		(19)	(24)	(273)	(938)
Net loans	165,685		44,965		40,134		9,360	5,361	10,278	275,976
1 Includes the Corporate Center, in addition to the divisions disclosed.
2
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 10,818 million and CHF 32,855 million, respectively, as of the end of 2Q17, CHF 11,470 million and CHF 33,168 million, respectively, as of the end of 1Q17, and CHF 11,266 million and CHF 33,515 million, respectively, as of the end of 4Q16.

3
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 18,567 million and CHF 1,519 million, respectively, as of the end of 2Q17, CHF 19,276 million and CHF 1,364 million, respectively, as of the end of 1Q17, and CHF 18,084 million and CHF 1,165 million, respectively, as of the end of 4Q16.

4
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 19,275 million and CHF 164 million, respectively, as of the end of 2Q17, CHF 19,363 million and CHF 169 million, respectively, as of the end of 1Q17, and CHF 21,135 million and CHF 175 million, respectively, as of the end of 4Q16.

5 Allowance for loan losses are only based on loans that are not carried at fair value.

Loans
Compared to the end of 1Q17, gross loans decreased CHF 2.5 billion to CHF 274.9 billion as of the end of 2Q17, mainly driven by lower commercial and industrial loans, lower loans to financial institutions and the US dollar translation impact, partially offset by higher loans collateralized by securities and higher mortgages. The net decrease of CHF 2.3 billion in commercial and industrial loans primarily reflected decreases in Global Markets, Swiss Universal Bank and the Strategic Resolution Unit, partially offset by an increase in Asia Pacific. Loans to financial institutions decreased CHF 1.5 billion, primarily in Asia Pacific, Global Markets, Swiss Universal Bank and the Strategic Resolution Unit. The net increase of CHF 0.8 billion in loans collateralized by securities was mainly driven by Asia Pacific and International Wealth Management, partially offset by decreases in Swiss Universal Bank and Investment Banking & Capital Markets. The net increase of CHF 0.8 billion in mortgages was mainly driven by increases in Swiss Universal Bank and International Wealth Management.
On a divisional level, decreases in gross loans of CHF 1.4 billion in Global Markets, CHF 1.1 billion in the Strategic Resolution Unit, CHF 0.6 billion in Swiss Universal Bank and CHF 0.3 billion in Investment Banking & Capital Markets were partially offset by increases of CHF 0.8 billion in Asia Pacific and CHF 0.2 billion in International Wealth Management.
Impaired loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2Q17 (CHF million)
Non-performing loans	388	256	124	29	33	199	1,029
Non-interest-earning loans	173	17	0	0	0	38	228
Non-performing and non-interest-earning loans	561	273	124	29	33	237	1,257
Restructured loans	62	82	9	0	0	191	344
Potential problem loans	170	90	8	9	0	362	639
Other impaired loans	232	172	17	9	0	553	983
Gross impaired loans [2]	793	445	141	38	33	790	2,240
of which loans with a specific allowance	682	210	121	38	33	711	1,795
of which loans without a specific allowance	111	235	20	0	0	79	445
1Q17 (CHF million)
Non-performing loans	404	206	130	8	0	237	985
Non-interest-earning loans	162	19	1	0	0	40	222
Non-performing and non-interest-earning loans	566	225	131	8	0	277	1,207
Restructured loans	58	87	9	0	0	211	365
Potential problem loans	140	58	4	31	32	374	639
Other impaired loans	198	145	13	31	32	585	1,004
Gross impaired loans [2]	764	370	144	39	32	862	2,211
of which loans with a specific allowance	653	158	122	39	32	770	1,774
of which loans without a specific allowance	111	212	22	0	0	92	437
4Q16 (CHF million)
Non-performing loans	341	179	242	8	0	466	1,236
Non-interest-earning loans	168	17	1	0	0	79	265
Non-performing and non-interest-earning loans	509	196	243	8	0	545	1,501
Restructured loans	53	89	17	0	0	199	358
Potential problem loans	191	39	6	9	0	368	613
Other impaired loans	244	128	23	9	0	567	971
Gross impaired loans [2]	753	324	266	17	0	1,112	2,472
of which loans with a specific allowance	674	170	239	17	0	985	2,085
of which loans without a specific allowance	79	154	27	0	0	127	387
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Impaired loans are only based on loans that are not carried at fair value.

Impaired loans
Compared to the end of 1Q17, gross impaired loans remained stable at CHF 2.2 billion as of the end of 2Q17, mainly reflecting higher non-performing loans in International Wealth Management, Investment Banking & Capital Markets and Global Markets, largely offset by lower non-performing loans and lower restructured loans in the Strategic Resolution Unit.
In International Wealth Management, gross impaired loans increased CHF 75 million, primarily driven by new impaired exposures in export finance and ship finance, partially offset by a reduction in lombard lending. The additional impaired exposures in export finance are 95% collateralized by export credit insurance, backed by high investment grade-rated sovereigns. In Swiss Universal Bank, gross impaired loans increased CHF 29 million, mainly reflecting new potential problem loans for private and wealth management clients within Private Clients as well as small and medium-sized enterprises in Switzerland, partially offset by upgrades to performing status. In the Strategic Resolution Unit, gross impaired loans decreased CHF 72 million, primarily driven by ship finance exposures, reflecting repayments, a write-off and an upgrade of a loan to performing status. In Asia Pacific, gross impaired loans were stable at CHF 141 million. Gross impaired loans for Global Markets and Investment Banking & Capital Markets were stable at CHF 38 million and CHF 33 million, respectively, while an increase in non-performing loans in both divisions was related to the downgrade of a potential problem loan in the supermarket sector in Europe.
Allowance for loan losses
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2Q17 (CHF million)
Allowance for loan losses at beginning of period [2]	457	80	67	27	38	230	899
of which individually evaluated for impairment	325	47	55	21	19	222	689
of which collectively evaluated for impairment	132	33	12	6	19	8	210
Net movements recognized in statements of operations	37	8	(5)	8	9	13	70
Gross write-offs	(34)	(1)	0	0	0	(18)	(53)
Recoveries	1	0	0	1	0	7	9
Net write-offs	(33)	(1)	0	1	0	(11)	(44)
Provisions for interest	3	1	2	0	0	(1)	5
Foreign currency translation impact and other adjustments, net	(3)	1	(4)	0	(1)	(6)	(13)
Allowance for loan losses at end of period [2]	461	89	60	36	46	225	917
of which individually evaluated for impairment	334	55	49	27	28	219	712
of which collectively evaluated for impairment	127	34	11	9	18	6	205
6M17 (CHF million)
Allowance for loan losses at beginning of period [2]	462	89	71	19	24	273	938
of which individually evaluated for impairment	314	56	62	9	0	259	700
of which collectively evaluated for impairment	148	33	9	10	24	14	238
Net movements recognized in statements of operations	50	10	1	15	20	40	136
Gross write-offs	(57)	(13)	(1)	0	0	(81)	(152)
Recoveries	7	0	0	3	3	8	21
Net write-offs	(50)	(13)	(1)	3	3	(73)	(131)
Provisions for interest	4	2	(6)	0	0	(1)	(1)
Foreign currency translation impact and other adjustments, net	(5)	1	(5)	(1)	(1)	(14)	(25)
Allowance for loan losses at end of period [2]	461	89	60	36	46	225	917
of which individually evaluated for impairment	334	55	49	27	28	219	712
of which collectively evaluated for impairment	127	34	11	9	18	6	205
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Allowance for loan losses are only based on loans that are not carried at fair value.

Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2Q17 (%)
Non-performing and non-interest-earning loans / Gross loans	0.3	0.6	0.3	0.8	1.1	10.2	0.5
Gross impaired loans / Gross loans	0.5	1.0	0.4	1.0	1.1	34.0	0.9
Allowance for loan losses / Gross loans	0.3	0.2	0.2	1.0	1.6	9.7	0.4
Specific allowance for loan losses / Gross impaired loans	42.1	12.4	34.8	71.1	84.8	27.7	31.8
1Q17 (%)
Total non-performing and non-interest-earning loans / Gross loans	0.3	0.5	0.4	0.2	0.0	10.3	0.5
Gross impaired loans / Gross loans	0.5	0.8	0.4	0.8	1.1	32.1	0.9
Allowance for loan losses / Gross loans	0.3	0.2	0.2	0.6	1.3	8.6	0.3
Specific allowance for loan losses / Gross impaired loans	42.5	12.7	38.2	53.8	59.4	25.8	31.2
4Q16 (%)
Non-performing and non-interest-earning loans / Gross loans	0.3	0.4	0.7	0.3	0.0	8.9	0.6
Gross impaired loans / Gross loans	0.5	0.7	0.8	0.6	0.0	18.2	1.0
Allowance for loan losses / Gross loans	0.3	0.2	0.2	0.7	0.8	4.5	0.4
Specific allowance for loan losses / Gross impaired loans	41.7	17.3	23.3	52.9	–	23.3	28.3
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for loan losses is only based on loans that are not carried at fair value.
1 Includes the Corporate Center, in addition to the divisions disclosed.
Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion.
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2016 for further information on selected European credit risk exposures.
Monitoring of selected European credit risk exposures
Our credit risk exposure to these European countries is managed as part of our overall risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses of our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our over-the-counter (OTC) derivative and reverse repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from G7 and non-G7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.
Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Cyprus, Croatia, Greece, Ireland, Italy, Malta, Portugal and Spain as of the end of 2Q17 was EUR 3,124 million, stable compared to EUR 3,107 million as of the end of 1Q17. Our net exposure to these sovereigns was EUR 1,207 million, 70% higher compared to EUR 712 million as of the end of 1Q17. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 2Q17 included net exposure to financial institutions of EUR 1,726 million and to corporates and other counterparties of EUR 2,162 million, 16% lower compared to EUR 2,046 million and 63% higher compared to EUR 1,326 million, respectively, as of the end of 1Q17.
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2016 for further information on the presentation of selected European credit risk exposures.
Sovereign debt rating developments
In 2Q17, the long-term sovereign debt ratings of the countries listed in the table changed as follows: Fitch decreased its rating for Italy from BBB+ to BBB.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
end of 2Q17		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Croatia (EUR million)
Sovereign	58	0	49		9	0		(43)		58	9
Corporates & other	49	0	0		49	0		0		49	49
Total	107	0	49		58	0		(43)		107	58
Cyprus (EUR million)
Financial institutions	71	0	52		19	10		0		81	29
Corporates & other	1,164	0	1,085		79	0		0		1,164	79
Total	1,235	0	1,137		98	33		0		1,268	131
Greece (EUR million)
Sovereign	0	0	0		0	1		0		1	1
Financial institutions	163	0	163		0	0		0		163	0
Corporates & other	831	0	798		33	3		(5)		834	36
Total	994	0	961		33	4		(5)		998	37
Ireland (EUR million)
Sovereign	561	0	0		561	0		0		561	561
Financial institutions	972	0	362		610	71		(33)		1,043	681
Corporates & other	873	81	410		382	40		14		913	422
Total	2,406	81	772		1,553	111		(19)		2,517	1,664
Italy (EUR million)
Sovereign	2,191	1,731	137		323	0		(1,757)		2,191	323
Financial institutions	974	1	671		302	16		(92)		990	318
Corporates & other	3,644	62	2,522		1,060	35		(57)		3,679	1,095
Total	6,809	1,794	3,330		1,685	51		(1,906)		6,860	1,736
Malta (EUR million)
Financial institutions	30	0	0		30	0		0		30	30
Corporates & other	769	0	736		33	0		0		769	33
Total	799	0	736		63	0		0		799	63
Portugal (EUR million)
Sovereign	0	0	0		0	64		58		64	64
Financial institutions	303	0	300		3	10		(22)		313	13
Corporates & other	250	8	156		86	8		(29)		258	94
Total	553	8	456		89	82		7		635	171
Spain (EUR million)
Sovereign	226	0	0		226	0		(22)		226	226
Financial institutions	1,449	8	794		647	8		(198)		1,457	655
Corporates & other	1,588	0	1,283		305	49		(114)		1,637	354
Total	3,263	8	2,077		1,178	57		(334)		3,320	1,235
Total (EUR million)
Sovereign	3,036	1,731	186		1,119	88		(1,764)		3,124	1,207
Financial institutions	3,962	9	2,342		1,611	115		(345)		4,077	1,726
Corporates & other	9,168	151	6,990		2,027	135		(191)		9,303	2,162
Total	16,166	1,891	9,518		4,757	338		(2,300)		16,504	5,095
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

Balance sheet and off-balance sheet
Total assets were CHF 783.4 billion, total liabilities were CHF 739.6 billion and total equity was CHF 43.8 billion. Total assets decreased 4% and total liabilities decreased 4% for the quarter, reflecting the foreign exchange translation impact and lower operating activities. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 783.4 billion as of the end of 2Q17, a decrease of CHF 28.6 billion, or 4%, from the end of 1Q17, reflecting the foreign exchange translation impact and lower operating activities. Excluding the foreign exchange translation impact, total assets decreased CHF 7.0 billion.
Compared to the end of 1Q17, trading assets decreased CHF 18.8 billion, or 12%, mainly due to lower equity and debt securities transactions. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 8.6 billion, or 6%, mainly driven by a decrease in cash collateral, partially offset by higher reverse repurchase transactions from banks. Brokerage receivables decreased CHF 1.4 billion, or 3%, primarily reflecting decreases in failed settlements and open trades, partially offset by an increase in margin lending. Net loans were stable. Cash and due from banks increased CHF 8.5 billion, or 8%, mainly driven by higher cash positions at the Luxembourg Central Bank, the SNB and the Fed. All other assets decreased CHF 5.7 billion, or 6%, including a decrease of CHF 4.2 billion, or 11%, in securities received as collateral.
Balance sheet summary
	end of			% change
	2Q17	1Q17	4Q16	QoQ	Ytd
Assets (CHF million)
Cash and due from banks	110,332	101,856	121,161	8	(9)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	129,347	137,978	134,839	(6)	(4)
Trading assets	140,981	159,792	165,150	(12)	(15)
Net loans	273,865	276,370	275,976	(1)	(1)
Brokerage receivables	40,279	41,700	33,431	(3)	20
All other assets	88,607	94,283	89,304	(6)	(1)
Total assets	783,411	811,979	819,861	(4)	(4)
Liabilities and equity (CHF million)
Due to banks	17,654	20,820	22,800	(15)	(23)
Customer deposits	356,674	352,092	355,833	1	0
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	30,711	38,113	33,016	(19)	(7)
Trading liabilities	43,535	47,662	44,930	(9)	(3)
Long-term debt	176,700	187,321	193,315	(6)	(9)
Brokerage payables	33,545	41,226	39,852	(19)	(16)
All other liabilities	80,756	82,666	87,804	(2)	(8)
Total liabilities	739,575	769,900	777,550	(4)	(5)
Total shareholders' equity	43,493	41,702	41,897	4	4
Noncontrolling interests	343	377	414	(9)	(17)
Total equity	43,836	42,079	42,311	4	4

Total liabilities and equity	783,411	811,979	819,861	(4)	(4)

Total liabilities were CHF 739.6 billion as of the end of 2Q17, a decrease of CHF 30.3 billion, or 4%, from the end of 1Q17, reflecting the foreign exchange translation impact and lower operating activities. Excluding the foreign exchange translation impact, total liabilities decreased CHF 8.8 billion.
Compared to the end of 1Q17, long-term debt decreased CHF 10.6 billion, or 6%, primarily driven by maturities of senior debt, partially offset by issuances of senior debt. Brokerage payables decreased CHF 7.7 billion, or 19%, mainly due to decreases in margin lending and failed settlements. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 7.4 billion, or 19%, primarily due to decreases in repurchase transactions with banks and customers. Trading liabilities decreased CHF 4.1 billion, or 9%, mainly reflecting a decrease in short positions. Due to banks decreased CHF 3.2 billion, or 15%, primarily due to a decrease in demand deposits with banks. Customer deposits were stable. All other liabilities decreased CHF 1.9 billion, or 2%, including a decrease of CHF 4.2 billion, or 11%, in obligation to return securities received as collateral and an increase of CHF 3.5 billion, or 25%, in short-term borrowings.
> Refer to “Funding sources and uses” in Liquidity and funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Balance sheet, off-balance sheet and other contractual obligations” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2016 and “Note 26 – Guarantees and commitments” and “Note 30 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Earnings per share
14 Trading assets and liabilities
15 Investment securities
16 Loans, allowance for loan losses and credit quality
17 Goodwill
18 Other assets and other liabilities
19 Long-term debt
21 Offsetting of financial assets and financial liabilities
22 Tax
23 Employee deferred compensation
24 Pension and other post-retirement benefits
25 Derivatives and hedging activities
26 Guarantees and commitments
27 Transfers of financial assets and variable interest entities
28 Financial instruments
29 Assets pledged and collateral
30 Litigation
31 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
Report of Independent Registered PublicAccountingFirmto the Board of Directors of Credit Suisse Group AG, ZurichWe have reviewed the accompanying condensed consolidated balance sheet of Credit Suisse Group AG and subsidiaries (the “Group”) as of June 30, 2017, the related condensed consolidated statements of operations, comprehensive income, and changes in equity for the three and sixmonth periods ended June 30, 2017 and 2016, and the related condensed consolidated statements of cash flows for the six-month periods ended June 30, 2017 and 2016. These condensed consolidated financial statements are the responsibility of the Group’s management.We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December31, 2016, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated March24, 2017, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December31, 2016, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.KPMG AGNicholas EdmondsAnthony AnzevinoLicensed Audit ExpertGlobal Lead PartnerZurich, SwitzerlandJuly 28, 2017

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	2Q17	1Q17	2Q16	6M17	6M16
Consolidated statements of operations (CHF million)
Interest and dividend income	4,602	4,042	4,757	8,644	9,342
Interest expense	(2,865)	(2,409)	(2,758)	(5,274)	(5,332)
Net interest income	1,737	1,633	1,999	3,370	4,010
Commissions and fees	2,905	3,046	2,796	5,951	5,471
Trading revenues	237	574	94	811	(177)
Other revenues	326	281	219	607	442
Net revenues	5,205	5,534	5,108	10,739	9,746
Provision for credit losses	82	53	(28)	135	122
Compensation and benefits	2,542	2,658	2,734	5,200	5,216
General and administrative expenses	1,580	1,648	1,760	3,228	3,608
Commission expenses	350	368	352	718	739
Restructuring expenses	69	137	91	206	346
Total other operating expenses	1,999	2,153	2,203	4,152	4,693
Total operating expenses	4,541	4,811	4,937	9,352	9,909
Income/(loss) before taxes	582	670	199	1,252	(285)
Income tax expense/(benefit)	276	78	21	354	(158)
Net income/(loss)	306	592	178	898	(127)
Net income/(loss) attributable to noncontrolling interests	3	(4)	8	(1)	5
Net income/(loss) attributable to shareholders	303	596	170	899	(132)
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	0.13	0.27	0.08	0.40	(0.06)
Diluted earnings/(loss) per share	0.13	0.26	0.08	0.39	(0.06)
Consolidated statements of comprehensive income (unaudited)
in	2Q17	1Q17	2Q16	6M17	6M16
Comprehensive income/(loss) (CHF million)
Net income/(loss)	306	592	178	898	(127)
Gains/(losses) on cash flow hedges	10	(4)	20	6	66
Foreign currency translation	(1,101)	(500)	345	(1,601)	(510)
Unrealized gains/(losses) on securities	(5)	(2)	2	(7)	7
Actuarial gains/(losses)	82	103	82	185	187
Net prior service credit/(cost)	(28)	(39)	(25)	(67)	(53)
Gains/(losses) on liabilities related to credit risk	(630)	(513)	(69)	(1,143)	1,197
Other comprehensive income/(loss), net of tax	(1,672)	(955)	355	(2,627)	894
Comprehensive income/(loss)	(1,366)	(363)	533	(1,729)	767
Comprehensive income/(loss) attributable to noncontrolling interests	(3)	(8)	22	(11)	1
Comprehensive income/(loss) attributable to shareholders	(1,363)	(355)	511	(1,718)	766
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	2Q17	1Q17	4Q16
Assets (CHF million)
Cash and due from banks	110,332	101,856	121,161
of which reported at fair value	123	105	200
of which reported from consolidated VIEs	554	290	369
Interest-bearing deposits with banks	641	1,066	772
of which reported at fair value	39	60	26
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	129,347	137,978	134,839
of which reported at fair value	91,520	94,113	87,331
Securities received as collateral, at fair value	33,385	37,622	32,564
of which encumbered	31,040	34,367	30,762
Trading assets, at fair value	140,981	159,792	165,150
of which encumbered	39,932	50,247	52,322
of which reported from consolidated VIEs	2,463	2,614	2,744
Investment securities	2,281	2,625	2,489
of which reported at fair value	2,281	2,625	2,489
of which reported from consolidated VIEs	380	652	511
Other investments	6,633	7,001	6,777
of which reported at fair value	4,144	4,363	4,096
of which reported from consolidated VIEs	1,950	2,107	2,006
Net loans	273,865	276,370	275,976
of which reported at fair value	16,627	18,612	19,528
of which encumbered	127	136	132
of which reported from consolidated VIEs	283	255	284
allowance for loan losses	(917)	(899)	(938)
Premises and equipment	4,525	4,667	4,711
of which reported from consolidated VIEs	161	193	199
Goodwill	4,673	4,831	4,913
Other intangible assets	195	202	213
of which reported at fair value	128	130	138
Brokerage receivables	40,279	41,700	33,431
Other assets	36,274	36,269	36,865
of which reported at fair value	11,403	8,860	9,383
of which encumbered	210	203	257
of which reported from consolidated VIEs	3,125	3,172	2,617
Total assets	783,411	811,979	819,861
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	2Q17	1Q17	4Q16
Liabilities and equity (CHF million)
Due to banks	17,654	20,820	22,800
of which reported at fair value	370	503	437
Customer deposits	356,674	352,092	355,833
of which reported at fair value	3,579	3,878	3,576
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	30,711	38,113	33,016
of which reported at fair value	16,038	21,150	19,634
Obligation to return securities received as collateral, at fair value	33,385	37,622	32,564
Trading liabilities, at fair value	43,535	47,662	44,930
of which reported from consolidated VIEs	3	4	18
Short-term borrowings	17,237	13,784	15,385
of which reported at fair value	5,628	5,570	4,061
of which reported from consolidated VIEs	0	1	1
Long-term debt	176,700	187,321	193,315
of which reported at fair value	71,803	76,350	72,868
of which reported from consolidated VIEs	1,199	1,894	1,759
Brokerage payables	33,545	41,226	39,852
Other liabilities	30,134	31,260	39,855
of which reported at fair value	8,279	9,341	9,493
of which reported from consolidated VIEs	233	236	244
Total liabilities	739,575	769,900	777,550
Common shares	102	84	84
Additional paid-in capital	35,465	32,388	32,131
Retained earnings	26,855	26,552	25,954
Treasury shares, at cost	(40)	(99)	0
Accumulated other comprehensive income/(loss)	(18,889)	(17,223)	(16,272)
Total shareholders' equity	43,493	41,702	41,897
Noncontrolling interests	343	377	414
Total equity	43,836	42,079	42,311

Total liabilities and equity	783,411	811,979	819,861
end of	2Q17	1Q17	4Q16
Additional share information
Par value (CHF)	0.04	0.04	0.04
Authorized shares [1]	3,271,129,950	2,797,379,244	2,797,379,244
Common shares issued	2,556,011,720	2,089,897,378	2,089,897,378
Treasury shares	(2,742,487)	(6,308,347)	0
Shares outstanding	2,553,269,233	2,083,589,031	2,089,897,378
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
2Q17 (CHF million)
Balance at beginning of period	84	32,388		26,552	(99)	(17,223)	41,702	377	42,079
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(30)	(30)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	12	12
Net income/(loss)	–	–		303	–	–	303	3	306
Total other comprehensive income/(loss), net of tax	–	–		–	–	(1,666)	(1,666)	(6)	(1,672)
Issuance of common shares	18	5,195		–	–	–	5,213	–	5,213
Sale of treasury shares	–	10		–	3,302	–	3,312	–	3,312
Repurchase of treasury shares	–	–		–	(3,789)	–	(3,789)	–	(3,789)
Share-based compensation, net of tax	–	(617)		–	546	–	(71)	–	(71)
Financial instruments indexed to own shares [3]	–	203		–	–	–	203	–	203
Dividends paid	–	(1,546)	[4]	–	–	–	(1,546)	–	(1,546)
Change in scope of consolidation, net	–	–		–	–	–	–	(8)	(8)
Other	–	(168)		–	–	–	(168)	(5)	(173)
Balance at end of period	102	35,465		26,855	(40)	(18,889)	43,493	343	43,836
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

4 Paid out of reserves from capital contributions.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
1Q17 (CHF million)
Balance at beginning of period	84	32,131	25,954	0	(16,272)	41,897	414	42,311
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(25)	(25)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	17	17
Net income/(loss)	–	–	596	–	–	596	(4)	592
Cumulative effect of accounting changes, net of tax	–	–	2	–	–	2	–	2
Total other comprehensive income/(loss), net of tax	–	–	–	–	(951)	(951)	(4)	(955)
Sale of treasury shares	–	(18)	–	2,540	–	2,522	–	2,522
Repurchase of treasury shares	–	–	–	(2,656)	–	(2,656)	–	(2,656)
Share-based compensation, net of tax	–	275	–	17	–	292	–	292
Dividends paid	–	–	–	–	–	–	(2)	(2)
Change in scope of consolidation, net	–	–	–	–	–	–	(12)	(12)
Other	–	–	–	–	–	–	(7)	(7)
Balance at end of period	84	32,388	26,552	(99)	(17,223)	41,702	377	42,079
2Q16 (CHF million)
Balance at beginning of period	78	32,318	28,362	(158)	(15,603)	44,997	450	45,447
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(53)	(53)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	13	13
Net income/(loss)	–	–	170	–	–	170	8	178
Total other comprehensive income/(loss), net of tax	–	–	–	–	341	341	14	355
Issuance of common shares	6	1,661	–	–	–	1,667	–	1,667
Sale of treasury shares	–	29	–	6,192	–	6,221	–	6,221
Repurchase of treasury shares	–	–	–	(6,254)	–	(6,254)	–	(6,254)
Share-based compensation, net of tax	–	(766)	–	126	–	(640)	–	(640)
Financial instruments indexed to own shares	–	(81)	–	–	–	(81)	–	(81)
Dividends paid	–	(1,435)	–	–	–	(1,435)	–	(1,435)
Change in scope of consolidation, net	–	–	–	–	–	–	(36)	(36)
Other	–	(24)	–	–	–	(24)	(29)	(53)
Balance at end of period	84	31,702	28,532	(94)	(15,262)	44,962	367	45,329
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
6M17 (CHF million)
Balance at beginning of period	84	32,131		25,954	0	(16,272)	41,897	414	42,311
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(55)	(55)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	29	29
Net income/(loss)	–	–		899	–	–	899	(1)	898
Cumulative effect of accounting changes, net of tax	–	–		2	–	–	2	–	2
Total other comprehensive income/(loss), net of tax	–	–		–	–	(2,617)	(2,617)	(10)	(2,627)
Issuance of common shares	18	5,195		–	–	–	5,213	–	5,213
Sale of treasury shares	–	(8)		–	5,842	–	5,834	–	5,834
Repurchase of treasury shares	–	–		–	(6,445)	–	(6,445)	–	(6,445)
Share-based compensation, net of tax	–	(342)		–	563	–	221	–	221
Financial instruments indexed to own shares [3]	–	203		–	–	–	203	–	203
Dividends paid	–	(1,546)	[4]	–	–	–	(1,546)	(2)	(1,548)
Changes in scope of consolidation, net	–	–		–	–	–	–	(20)	(20)
Other	–	(168)		–	–	–	(168)	(12)	(180)
Balance at end of period	102	35,465		26,855	(40)	(18,889)	43,493	343	43,836
6M16 (CHF million)
Balance at beginning of period	78	31,925		29,139	(125)	(16,635)	44,382	636	45,018
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(63)	(63)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	77	77
Net income/(loss)	–	–		(132)	–	–	(132)	5	(127)
Cumulative effect of accounting changes, net of tax	–	–		(475)	–	475	–	–	–
Total other comprehensive income/(loss), net of tax	–	–		–	–	898	898	(4)	894
Issuance of common shares	6	1,661		–	–	–	1,667	–	1,667
Sale of treasury shares	–	(36)		–	9,194	–	9,158	–	9,158
Repurchase of treasury shares	–	–		–	(9,301)	–	(9,301)	–	(9,301)
Share-based compensation, net of tax	–	(283)		–	138	–	(145)	–	(145)
Financial instruments indexed to own shares	–	(108)		–	–	–	(108)	–	(108)
Dividends paid	–	(1,435)		–	–	–	(1,435)	–	(1,435)
Changes in scope of consolidation, net	–	–		–	–	–	–	(255)	(255)
Other	–	(22)		–	–	–	(22)	(29)	(51)
Balance at end of period	84	31,702		28,532	(94)	(15,262)	44,962	367	45,329
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

4 Paid out of capital contribution reserves.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	6M17	6M16
Operating activities of continuing operations (CHF million)
Net income/(loss)	898	(127)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	436	471
Provision for credit losses	135	122
Deferred tax provision/(benefit)	31	(339)
Share of net income/(loss) from equity method investments	(90)	36
Trading assets and liabilities, net	19,415	15,182
(Increase)/decrease in other assets	(11,986)	(9,341)
Increase/(decrease) in other liabilities	(10,939)	3,988
Other, net	(132)	(158)
Total adjustments	(3,130)	9,961
Net cash provided by/(used in) operating activities of continuing operations	(2,232)	9,834
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	126	56
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(2,330)	786
Purchase of investment securities	(44)	(60)
Proceeds from sale of investment securities	7	9
Maturities of investment securities	192	213
Investments in subsidiaries and other investments	(887)	(378)
Proceeds from sale of other investments	831	591
(Increase)/decrease in loans	(5,208)	(2,083)
Proceeds from sales of loans	3,785	415
Capital expenditures for premises and equipment and other intangible assets	(473)	(582)
Proceeds from sale of premises and equipment and other intangible assets	1	53
Other, net	53	51
Net cash provided by/(used in) investing activities of continuing operations	(3,947)	(929)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	6M17	6M16
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	4,224	8,772
Increase/(decrease) in short-term borrowings	2,717	3,049
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(478)	(13,622)
Issuances of long-term debt	22,726	35,677
Repayments of long-term debt	(35,556)	(20,718)
Issuances of common shares	4,253	725
Sale of treasury shares	5,834	9,158
Repurchase of treasury shares	(6,445)	(9,301)
Dividends paid	(588)	(493)
Other, net	270	41
Net cash provided by/(used in) financing activities of continuing operations	(3,043)	13,288
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(1,607)	(472)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(10,829)	21,721

Cash and due from banks at beginning of period	121,161	92,328
Cash and due from banks at end of period	110,332	114,049
Supplemental cash flow information (unaudited)
in	6M17	6M16
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	382	234
Cash paid for interest	5,133	5,072
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	1,633	0
Liabilities sold	1,554	0
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with US GAAP and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the accounting principles generally accepted in the US (US GAAP) consolidated financial statements and notes thereto for the year ended December 31, 2016 included in the Credit Suisse Annual Report 2016.
> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for a description of the Group’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 1Q17 consolidated statements of operations and comprehensive income, the 1Q17 consolidated balance sheets and the 2Q17, 1Q17 and 2Q16 consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for a description of accounting standards adopted in 2016.
ASC Topic 350 – Intangibles - Goodwill and Other
In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-04, “Simplifying the Test for Goodwill Impairment” (ASU 2017-04), an update to Accounting Standards Codification (ASC) Topic 805 – Business Combinations. ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating step two from the goodwill impairment test. ASU 2017-04 is effective for annual reporting periods beginning after December 15, 2019, and for the interim periods within those annual reporting periods. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. ASU 2017-04 is to be applied on a prospective basis. The Group elected to early adopt ASU 2017-04 on January 1, 2017, which did not have a material impact on the Group’s financial position, results of operations or cash flows.
ASC Topic 718 – Compensation – Stock Compensation
In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting” (ASU 2016-09), an update to ASC Topic 718 – Compensation—Stock Compensation. The amendments in ASU 2016-09 provide simplification updates for several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The adoption of ASU 2016-09 on January 1, 2017 resulted in the recognition of previously unrecorded deferred tax asset net operating loss balances which arose due to prior tax windfalls that did not immediately result in cash tax savings. The adjustment resulted in an increase in retained earnings of CHF 85 million upon adoption.
ASC Topic 740 – Income Taxes
In October 2016, the FASB issued ASU 2016-16, “Intra-Entity Transfers of Assets Other Than Inventory” (ASU 2016-16), an update to ASC Topic 740 – Income Taxes. The amendments in ASU 2016-16 eliminate the exception for an intra-entity transfer of an asset other than inventory. ASU 2016-16 is required to be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. ASU 2016-16 is effective for annual reporting periods beginning after December 15, 2017, and for the interim periods within those annual reporting periods. Early adoption is permitted. The Group elected to early adopt ASU 2016-16 on January 1, 2017, which resulted in a reclassification from other assets to deferred tax assets. The net impact upon adoption was a reduction in retained earnings of CHF 81 million.
ASC Topic 825 – Financial Instruments – Overall
In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01), an update to ASC Topic 825 – Financial

Instruments – Overall. The amendments in ASU 2016-01 address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments primarily affect the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for annual reporting periods beginning after December 15, 2017, and for the interim periods within those annual reporting periods. Early adoption of the full standard is not permitted; however, certain sections of ASU 2016-01 relating to fair value option-elected financial liabilities can be early adopted in isolation. These amendments to ASU 2016-01 require the changes in fair value relating to instrument-specific credit risk of fair value option elected financial liabilities to be presented separately in accumulated other comprehensive income (AOCI). The Group has early adopted these sections of the update on January 1, 2016. As a result of adoption, a reclassification of a gain from retained earnings to AOCI of CHF 475 million, net of tax, was recorded. The Group is currently evaluating the impact of the adoption of the remaining sections of ASU 2016-01 on the Group’s financial position, results of operations and cash flows.
Standards to be adopted in future periods
ASC Topic 230 – Statement of Cash Flows
In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)” (ASU 2016-15), an update to ASC Topic 230 – Statement of Cash Flows. The amendments in ASU 2016-15 provide guidance regarding classification of certain cash receipts and payments where diversity in practice was observed. ASU 2016-15 is required to be applied retrospectively to all periods presented beginning in the year of adoption. ASU 2016-15 is effective for annual reporting periods beginning after December 15, 2017, and for the interim periods within those annual reporting periods. Early adoption is permitted, including adoption in an interim period. The Group is currently evaluating the impact of the adoption of ASU 2016-15 on the Group’s financial position, results of operations and cash flows.
ASC Topic 326 – Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), creating ASC Topic 326 – Financial Instruments – Credit Losses. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis (including, but not limited to loans), net investments in leases recognized as lessor and off-balance sheet credit exposures. ASU 2016-13 eliminates the probable initial recognition threshold under the current incurred loss methodology for recognizing credit losses. Instead, ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Group will incorporate forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. As the Group is a US Securities and Exchange Commission (SEC) filer, ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2019, and for the interim periods within those annual reporting periods. Early application will be permitted for annual reporting periods and for the interim periods within those annual reporting periods, beginning after December 15, 2018.
The Group has established a cross-functional implementation team and governance structure for the project. The Group has decided on a current expected credit loss (CECL) methodology while it is adjusting for key interpretive issues. Furthermore, the Group will continue to monitor the initial scope assessment, as a basis to determine the requirements and data sourcing of the CECL models, and to design, build and test the models until the effective date.
The Group expects that the new CECL methodology would generally result in increased and more volatile allowance for loan losses. The main impact drivers include:
– the remaining life of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date and subsequent reporting dates because of the new requirement to measure lifetime expected credit losses;
– the point of time in the economic cycle at the adoption date and subsequent reporting dates because of the new requirement to incorporate reasonable and supportable forward-looking information and macroeconomic factors; and
– the credit quality of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date and subsequent reporting dates.
Upon adoption of the standard, the Group expects an adjustment to be posted to retained earnings for any changes in loan losses. As the implementation progresses, the Group will continue to evaluate the extent of the impact of the adoption of ASU 2016-13 on the Group’s financial position, results of operations and cash flows.
ASC Topic 606 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), an update to ASC Topic 606 – Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU outlines key steps that an entity should follow to achieve the core principle. ASU 2014-09 and its subsequent amendments are effective for the annual reporting period beginning after December 15, 2017, and for the interim periods within those annual reporting periods.

The Group has established a cross-functional implementation team and governance structure for the project. The Group’s implementation efforts include the identification of revenue and costs within the scope of the guidance, as well as the evaluation of revenue contracts under the new guidance and related accounting policies. The guidance does not apply to revenue associated with financial instruments, including loans and securities that are accounted for under other US GAAP guidance. To date, the recognition and timing impacts that the Group has identified relate to the timing of certain fees. The new guidance eliminates industry specific guidance and as a result will have an impact on the gross versus net presentation of certain income and expenses, for example a change from net to gross reporting of underwriting expenses and reimbursed costs from advisory activities. The changes identified thus far are not expected to have a material impact on the Group’s financial position, results of operations or cash flows; however, the evaluation remains ongoing.
ASC Topic 715 – Compensation – Retirement Benefits
In March 2017, the FASB issued ASU 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost” (ASU 2017-07), an update to ASC Topic 715 – Compensation – Retirement Benefits. The amendments in ASU 2017-07 require that the service cost component of the net periodic benefit cost be presented in the same income statement line item(s) as other employee compensation costs arising from services rendered during the period. Other components of the net periodic benefit cost should be reported separately from the line item(s) that includes the service cost and outside of any subtotal of operating income. ASU 2017-07 is effective for annual reporting periods beginning after December 15, 2017, and for the interim periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of ASU 2017-07 on the Group’s financial position, results of operations and cash flows.
ASC Topic 842 – Leases
In February 2016, the FASB issued ASU 2016-02, “Leases” (ASU 2016-02), creating ASC Topic 842 – Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 also includes disclosure requirements to provide more information about the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting is substantially unchanged compared to the current accounting guidance. Under the current lessee accounting model, the Group is required to distinguish between finance leases, which are recognized on the balance sheet, and operating leases, which are not. ASU 2016-02 will require lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with a lease term of greater than twelve months. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, and for the interim periods within those annual reporting periods.
The Group has established a cross-functional implementation team and governance structure for the project. The Group is currently reviewing its existing contracts to determine the impact of the adoption of ASU 2016-02. The Group expects an increase in total assets and total liabilities as a result of recognizing right-of-use assets and lease liabilities for all leases under the new guidance and is currently evaluating the extent of the impact of the adoption of ASU 2016-02 on the Group’s results of operations and cash flows.
3 Business developments
Capital increase
On May 18, 2017, the Group held an Extraordinary General Meeting at which shareholders approved a capital increase by way of a rights offering. By the end of the rights exercise period on June 7, 2017, 99.2% of the rights had been exercised and 390,206,406 newly issued shares were subscribed. The remaining 3,026,166 newly issued shares that were not subscribed were sold in the market. The capital increase resulted in 393,232,572 newly issued shares and net proceeds for the Group of CHF 4.1 billion.

4 Segment information
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specialized in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with the strategic direction. The segment information reflects the Group’s six reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis.
> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on segment information, revenue sharing and cost allocation and funding.
Net revenues and income before taxes
in	2Q17	1Q17	2Q16	6M17	6M16
Net revenues (CHF million)
Swiss Universal Bank	1,405	1,354	1,337	2,759	2,693
International Wealth Management	1,264	1,221	1,145	2,485	2,318
Asia Pacific	848	881	911	1,729	1,818
Global Markets	1,517	1,609	1,630	3,126	2,875
Investment Banking & Capital Markets	511	606	543	1,117	931
Strategic Resolution Unit	(274)	(206)	(363)	(480)	(904)
Corporate Center	(66)	69	(95)	3	15
Net revenues	5,205	5,534	5,108	10,739	9,746
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	502	404	453	906	885
International Wealth Management	365	291	245	656	545
Asia Pacific	188	147	206	335	470
Global Markets	257	317	154	574	(44)
Investment Banking & Capital Markets	78	149	135	227	73
Strategic Resolution Unit	(563)	(539)	(759)	(1,102)	(2,012)
Corporate Center	(245)	(99)	(235)	(344)	(202)
Income/(loss) before taxes	582	670	199	1,252	(285)
Total assets
end of	2Q17	1Q17	4Q16
Total assets (CHF million)
Swiss Universal Bank	235,562	232,334	228,363
International Wealth Management	89,163	89,927	91,083
Asia Pacific	90,948	96,291	97,221
Global Markets	228,858	242,745	239,700
Investment Banking & Capital Markets	20,973	19,997	20,784
Strategic Resolution Unit	54,427	61,640	80,297
Corporate Center	63,480	69,045	62,413
Total assets	783,411	811,979	819,861

5 Net interest income
in	2Q17	1Q17	2Q16	6M17	6M16
Net interest income (CHF million)
Loans	1,447	1,460	1,374	2,907	2,763
Investment securities	12	11	16	23	33
Trading assets	2,040	1,618	2,292	3,658	4,378
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	632	607	710	1,239	1,414
Other	471	346	365	817	754
Interest and dividend income	4,602	4,042	4,757	8,644	9,342
Deposits	(328)	(305)	(258)	(633)	(502)
Short-term borrowings	(40)	(33)	(22)	(73)	(38)
Trading liabilities	(1,178)	(788)	(1,202)	(1,966)	(2,226)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(324)	(253)	(377)	(577)	(753)
Long-term debt	(893)	(953)	(854)	(1,846)	(1,712)
Other	(102)	(77)	(45)	(179)	(101)
Interest expense	(2,865)	(2,409)	(2,758)	(5,274)	(5,332)
Net interest income	1,737	1,633	1,999	3,370	4,010
6 Commissions and fees
in	2Q17	1Q17	2Q16	6M17	6M16
Commissions and fees (CHF million)
Lending business	484	464	452	948	850
Investment and portfolio management	841	822	779	1,663	1,589
Other securities business	12	10	14	22	25
Fiduciary business	853	832	793	1,685	1,614
Underwriting	441	497	395	938	617
Brokerage	757	805	757	1,562	1,590
Underwriting and brokerage	1,198	1,302	1,152	2,500	2,207
Other services	370	448	399	818	800
Commissions and fees	2,905	3,046	2,796	5,951	5,471
7 Trading revenues
in	2Q17	1Q17	2Q16	6M17	6M16
Trading revenues (CHF million)
Interest rate products	587	1,376	1,985	1,963	3,704
Foreign exchange products	703	534	(633)	1,237	(1,215)
Equity/index-related products	(953)	(918)	(844)	(1,871)	(2,007)
Credit products	(143)	(438)	(734)	(581)	(1,268)
Commodity and energy products	28	37	16	65	13
Other products	15	(17)	304	(2)	596
Trading revenues	237	574	94	811	(177)
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on trading revenues and managing trading risks.

8 Other revenues
in	2Q17	1Q17	2Q16	6M17	6M16
Other revenues (CHF million)
Noncontrolling interests without SEI	0	(1)	1	(1)	1
Loans held-for-sale	1	(1)	(48)	0	(57)
Long-lived assets held-for-sale	(4)	(7)	(9)	(11)	24
Equity method investments	65	41	46	106	95
Other investments	30	47	31	77	15
Other	234	202	198	436	364
Other revenues	326	281	219	607	442
9 Provision for credit losses
in	2Q17	1Q17	2Q16	6M17	6M16
Provision for credit losses (CHF million)
Provision for loan losses	70	66	(13)	136	113
Provision for lending-related and other exposures	12	(13)	(15)	(1)	9
Provision for credit losses	82	53	(28)	135	122
10 Compensation and benefits
in	2Q17	1Q17	2Q16	6M17	6M16
Compensation and benefits (CHF million)
Salaries and variable compensation	2,196	2,346	2,367	4,542	4,533
Social security	204	156	211	360	358
Other [1]	142	156	156	298	325
Compensation and benefits	2,542	2,658	2,734	5,200	5,216
1 Includes pension and other post-retirement expense of CHF 53 million, CHF 64 million, CHF 80 million, CHF 117 million and CHF 159 million in 2Q17, 1Q17, 2Q16, 6M17 and 6M16, respectively.
11 General and administrative expenses
in	2Q17	1Q17	2Q16	6M17	6M16
General and administrative expenses (CHF million)
Occupancy expenses	246	243	242	489	490
IT, machinery, etc.	259	281	278	540	575
Provisions and losses	80	145	91	225	169
Travel and entertainment	80	83	81	163	171
Professional services	592	599	739	1,191	1,543
Amortization and impairment of other intangible assets	2	3	2	5	4
Other	321	294	327	615	656
General and administrative expenses	1,580	1,648	1,760	3,228	3,608

12 Restructuring expenses
In connection with the strategic review of the Group, restructuring expenses of CHF 69 million, CHF 137 million, CHF 91 million, CHF 206 million and CHF 346 million were recognized in 2Q17, 1Q17, 2Q16, 6M17 and 6M16, respectively. Restructuring expenses primarily include termination costs, expenses in connection with the acceleration of certain deferred compensation awards and real estate contract termination costs.
Restructuring expenses by segment
in	2Q17	1Q17	2Q16	6M17	6M16
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	(4)	52	4	48	44
International Wealth Management	7	36	15	43	23
Asia Pacific	11	19	10	30	11
Global Markets	32	20	50	52	150
Investment Banking & Capital Markets	10	2	(8)	12	19
Strategic Resolution Unit	11	7	20	18	99
Corporate Center	2	1	0	3	0
Total restructuring expenses	69	137	91	206	346
Restructuring expenses by type
in	2Q17	1Q17	2Q16	6M17	6M16
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	50	129	50	179	232
of which severance expenses	24	62	62	86	116
of which accelerated deferred compensation	17	25	(16)	42	89
of which pension expenses	9	42	4	51	27
General and administrative-related expenses	19	8	41	27	114
Total restructuring expenses	69	137	91	206	346
Restructuring provision
	2Q17			1Q17			2Q16
	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	220	89	309	217	94	311	193	87	280
Net additional charges [1]	24	9	33	62	8	70	62	41	103
Utilization	(63)	(15)	(78)	(59)	(13)	(72)	(66)	(18)	(84)
Balance at end of period	181	83	264	220	89	309	189	110	299
1
The following items for which expense accretion was accelerated in 2Q17, 1Q17 and 2Q16 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 12 million, CHF 15 million and CHF (27) million, respectively; unsettled pension obligations of CHF 9 million, CHF 42 million and CHF 4 million, respectively, which remain classified as a component of total shareholders’ equity; unsettled cash-based deferred compensation of CHF 5 million, CHF 10 million and CHF 12 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 10 million, CHF 0 million and CHF 0 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

Restructuring provision (continued)
	6M17			6M16
	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	217	94	311	187	12	199
Net additional charges [1]	86	17	103	116	114	230
Utilization	(122)	(28)	(150)	(114)	(16)	(130)
Balance at end of period	181	83	264	189	110	299
1
The following items for which expense accretion was accelerated in 6M17 and 6M16 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 27 million and CHF 6 million, respectively; unsettled pension obligations of CHF 51 million and CHF 27 million, respectively, which remain classified as a component of total shareholders’ equity; unsettled cash-based deferred compensation of CHF 15 million and CHF 82 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 10 million and CHF 0 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

13 Earnings per share
in	2Q17	1Q17	2Q16	6M17	6M16
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	303	596	170	899	(132)
Available for common shares	303	596	167	899	(135)
Available for unvested share-based payment awards	0	0	3	0	3
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	303	596	170	899	(132)
Available for common shares	303	596	167	899	(135)
Available for unvested share-based payment awards	0	0	3	0	3
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	2,309.6	2,214.2	2,106.8	2,261.9	2,087.9
Dilutive share options and warrants	4.2	3.8	3.7	4.0	0.0
Dilutive share awards	40.3	55.1	43.0	47.7	0.0
Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	2,354.1	2,273.1	2,153.5	2,313.6	2,087.9	[2]
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	0.1	0.1	1.2	0.1	5.8
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	0.13	0.27	0.08	0.40	(0.06)
Diluted earnings/(loss) per share available for common shares	0.13	0.26	0.08	0.39	(0.06)
Prior periods have been adjusted to reflect the increase in the number of shares outstanding as a result of the discount element in the 2017 rights issue and scrip dividend, as required under US GAAP.
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 10.4 million, 7.8 million, 12.0 million, 9.1 million and 9.8 million for 2Q17, 1Q17, 2Q16, 6M17 and 6M16, respectively.

2
Due to the net loss in 6M16, 3.0 million of weighted-average share options and warrants outstanding and 48.4 million of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

14 Trading assets and liabilities
end of	2Q17	1Q17	4Q16
Trading assets (CHF million)
Debt securities	62,677	67,140	65,668
Equity securities	51,961	64,076	63,871
Derivative instruments [1]	20,932	22,076	26,782
Other	5,411	6,500	8,829
Trading assets	140,981	159,792	165,150
Trading liabilities (CHF million)
Short positions	26,917	30,532	24,565
Derivative instruments [1]	16,618	17,130	20,365
Trading liabilities	43,535	47,662	44,930
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	2Q17	1Q17	4Q16
Cash collateral – netted (CHF million) [1]
Cash collateral paid	24,780	26,961	33,429
Cash collateral received	18,605	19,636	22,948
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	5,848	5,661	5,705
Cash collateral received	9,226	9,391	11,497
1 Recorded as cash collateral netting on derivative instruments in Note 21 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 18 – Other assets and other liabilities.

15 Investment securities
end of	2Q17	1Q17	4Q16
Investment securities (CHF million)
Securities available-for-sale	2,281	2,625	2,489
Total investment securities	2,281	2,625	2,489
Investment securities by type
end of	2Q17				4Q16
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	200	14	0	214	241	18	0	259
Debt securities issued by foreign governments	1,317	26	0	1,343	1,309	34	0	1,343
Corporate debt securities	254	0	0	254	287	0	0	287
Residential mortgage-backed securities	377	0	0	377	497	0	0	497
Commercial mortgage-backed securities	2	0	0	2	14	0	0	14
Debt securities available-for-sale	2,150	40	0	2,190	2,348	52	0	2,400
Banks, trust and insurance companies	66	25	0	91	66	23	0	89
Equity securities available-for-sale	66	25	0	91	66	23	0	89
Securities available-for-sale	2,216	65	0	2,281	2,414	75	0	2,489
Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	6M17		6M16
	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	3	4	8	1
Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
2Q17 (CHF million, except where indicated)
Due within 1 year	737	744	0.75
Due from 1 to 5 years	948	974	0.97
Due from 5 to 10 years	77	83	0.95
Due after 10 years	388	389	3.25
Total debt securities	2,150	2,190	1.30

16 Loans, allowance for loan losses and credit quality
> Refer to “Note 19 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on loans, allowance for loan losses, credit quality, value of collateral and impaired loans.
Loans
end of	2Q17	1Q17	4Q16
Loans (CHF million)
Mortgages	105,433	104,675	104,335
Loans collateralized by securities	40,277	39,460	37,268
Consumer finance	4,025	4,009	3,490
Consumer	149,735	148,144	145,093
Real estate	26,144	26,231	26,016
Commercial and industrial loans	80,405	82,706	83,740
Financial institutions	14,575	16,061	17,921
Governments and public institutions	4,036	4,236	4,273
Corporate & institutional	125,160	129,234	131,950
Gross loans	274,895	277,378	277,043
of which held at amortized cost	258,268	258,766	257,515
of which held at fair value	16,627	18,612	19,528
Net (unearned income)/deferred expenses	(113)	(109)	(129)
Allowance for loan losses	(917)	(899)	(938)
Net loans	273,865	276,370	275,976
Gross loans by location (CHF million)
Switzerland	158,441	159,249	158,766
Foreign	116,454	118,129	118,277
Gross loans	274,895	277,378	277,043
Impaired loan portfolio (CHF million)
Non-performing loans	1,029	985	1,236
Non-interest-earning loans	228	222	265
Non-performing and non-interest-earning loans	1,257	1,207	1,501
Restructured loans	344	365	358
Potential problem loans	639	639	613
Other impaired loans	983	1,004	971
Gross impaired loans	2,240	2,211	2,472

Allowance for loan losses by loan portfolio
	2Q17			1Q17			2Q16
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	217	682	899	216	722	938	197	765	962
Net movements recognized in statements of operations	14	56	70	17	49	66	7	(20)	(13)
Gross write-offs	(17)	(36)	(53)	(14)	(85)	(99)	(22)	(86)	(108)
Recoveries	2	7	9	6	6	12	2	9	11
Net write-offs	(15)	(29)	(44)	(8)	(79)	(87)	(20)	(77)	(97)
Provisions for interest	3	2	5	(8)	2	(6)	2	2	4
Foreign currency translation impact and other adjustments, net	(4)	(9)	(13)	0	(12)	(12)	1	6	7
Balance at end of period	215	702	917	217	682	899	187	676	863
of which individually evaluated for impairment	172	540	712	177	512	689	141	482	623
of which collectively evaluated for impairment	43	162	205	40	170	210	46	194	240
Gross loans held at amortized cost (CHF million)
Balance at end of period	149,718	108,550	258,268	148,126	110,640	258,766	144,514	109,501	254,015
of which individually evaluated for impairment [1]	607	1,633	2,240	637	1,574	2,211	650	1,654	2,304
of which collectively evaluated for impairment	149,111	106,917	256,028	147,489	109,066	256,555	143,864	107,847	251,711
	6M17			6M16
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	216	722	938	216	650	866
Net movements recognized in statements of operations	31	105	136	7	106	113
Gross write-offs	(31)	(121)	(152)	(42)	(105)	(147)
Recoveries	8	13	21	5	29	34
Net write-offs	(23)	(108)	(131)	(37)	(76)	(113)
Provisions for interest	(5)	4	(1)	5	1	6
Foreign currency translation impact and other adjustments, net	(4)	(21)	(25)	(4)	(5)	(9)
Balance at end of period	215	702	917	187	676	863
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
in	2Q17			1Q17			2Q16
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	734	734	0	924	924	0	720	720
Reclassifications from loans held-for-sale [2]	0	0	0	0	0	0	0	47	47
Reclassifications to loans held-for-sale [3]	0	705	705	0	3,104	3,104	509	253	762
Sales [3]	0	907	907	0	2,789	2,789	0	30	30
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Purchases, reclassifications and sales (continued)
in	6M17			6M16
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	1,658	1,658	0	1,415	1,415
Reclassifications from loans held-for-sale [2]	0	0	0	0	125	125
Reclassifications to loans held-for-sale [3]	0	3,809	3,809	1,632	664	2,296
Sales [3]	0	3,696	3,696	0	30	30
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2Q17 (CHF million)
Mortgages	93,665	11,518	250	105,433
Loans collateralized by securities	36,864	3,298	115	40,277
Consumer finance	1,672	2,175	161	4,008
Consumer	132,201	16,991	526	149,718
Real estate	19,607	5,836	106	25,549
Commercial and industrial loans	38,786	32,626	1,371	72,783
Financial institutions	6,966	1,901	74	8,941
Governments and public institutions	1,214	57	6	1,277
Corporate & institutional	66,573	40,420	1,557	108,550
Gross loans held at amortized cost	198,774	57,411	2,083	258,268
Value of collateral [1]	185,289	47,260	1,482	234,031
4Q16 (CHF million)
Mortgages	92,533	11,613	189	104,335
Loans collateralized by securities	34,136	2,916	216	37,268
Consumer finance	1,164	2,119	184	3,467
Consumer	127,833	16,648	589	145,070
Real estate	19,594	5,878	84	25,556
Commercial and industrial loans	36,469	35,945	1,459	73,873
Financial institutions	9,695	1,887	107	11,689
Governments and public institutions	1,253	60	14	1,327
Corporate & institutional	67,011	43,770	1,664	112,445
Gross loans held at amortized cost	194,844	60,418	2,253	257,515
Value of collateral [1]	180,276	51,344	1,480	233,100
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
2Q17 (CHF million)
Mortgages	103,714	1,488	15	41	175	1,719	105,433
Loans collateralized by securities	40,129	33	2	1	112	148	40,277
Consumer finance	3,348	445	41	40	134	660	4,008
Consumer	147,191	1,966	58	82	421	2,527	149,718
Real estate	24,941	536	3	12	57	608	25,549
Commercial and industrial loans	71,385	717	41	124	516	1,398	72,783
Financial institutions	8,752	115	2	2	70	189	8,941
Governments and public institutions	1,261	10	0	0	6	16	1,277
Corporate & institutional	106,339	1,378	46	138	649	2,211	108,550
Gross loans held at amortized cost	253,530	3,344	104	220	1,070	4,738	258,268
4Q16 (CHF million)
Mortgages	102,047	2,053	29	33	173	2,288	104,335
Loans collateralized by securities	36,953	93	1	1	220	315	37,268
Consumer finance	2,963	276	36	40	152	504	3,467
Consumer	141,963	2,422	66	74	545	3,107	145,070
Real estate	24,843	631	17	2	63	713	25,556
Commercial and industrial loans	72,002	854	127	131	759	1,871	73,873
Financial institutions	11,536	49	0	0	104	153	11,689
Governments and public institutions	1,268	44	1	0	14	59	1,327
Corporate & institutional	109,649	1,578	145	133	940	2,796	112,445
Gross loans held at amortized cost	251,612	4,000	211	207	1,485	5,903	257,515
Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
2Q17 (CHF million)
Mortgages	239	9	248	13	62	75	323	[1]
Loans collateralized by securities	102	16	118	0	2	2	120
Consumer finance	155	8	163	0	1	1	164
Consumer	496	33	529	13	65	78	607
Real estate	59	5	64	0	47	47	111
Commercial and industrial loans	440	147	587	331	524	855	1,442
Financial institutions	28	43	71	0	3	3	74
Governments and public institutions	6	0	6	0	0	0	6
Corporate & institutional	533	195	728	331	574	905	1,633
Gross impaired loans	1,029	228	1,257	344	639	983	2,240
4Q16 (CHF million)
Mortgages	190	11	201	13	40	53	254	[1]
Loans collateralized by securities	193	17	210	0	13	13	223
Consumer finance	180	4	184	0	1	1	185
Consumer	563	32	595	13	54	67	662
Real estate	62	5	67	0	19	19	86
Commercial and industrial loans	539	182	721	345	513	858	1,579
Financial institutions	58	46	104	0	27	27	131
Governments and public institutions	14	0	14	0	0	0	14
Corporate & institutional	673	233	906	345	559	904	1,810
Gross impaired loans	1,236	265	1,501	358	613	971	2,472
1
As of the end of 2Q17 and 4Q16, CHF 75 million and CHF 62 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Gross impaired loan detail
end of	2Q17			4Q16
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	218	204	33	211	198	21
Loans collateralized by securities	117	106	45	209	193	54
Consumer finance	162	143	94	177	160	97
Consumer	497	453	172	597	551	172
Real estate	68	62	10	65	59	10
Commercial and industrial loans	1,150	1,120	488	1,283	1,250	472
Financial institutions	74	71	42	126	122	46
Governments and public institutions	6	5	0	14	14	0
Corporate & institutional	1,298	1,258	540	1,488	1,445	528
Gross impaired loans with a specific allowance	1,795	1,711	712	2,085	1,996	700
Mortgages	105	105	–	43	43	–
Loans collateralized by securities	3	3	–	14	14	–
Consumer finance	2	2	–	8	8	–
Consumer	110	110	–	65	65	–
Real estate	43	43	–	21	21	–
Commercial and industrial loans	292	292	–	296	296	–
Financial institutions	0	0	–	5	5	–
Corporate & institutional	335	335	–	322	322	–
Gross impaired loans without specific allowance	445	445	–	387	387	–
Gross impaired loans	2,240	2,156	712	2,472	2,383	700
of which consumer	607	563	172	662	616	172
of which corporate & institutional	1,633	1,593	540	1,810	1,767	528

Gross impaired loan detail (continued)
in	2Q17			1Q17			2Q16
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	233	1	1	201	0	0	185	1	1
Loans collateralized by securities	112	0	0	134	0	0	121	0	0
Consumer finance	169	1	1	172	0	0	203	0	0
Consumer	514	2	2	507	0	0	509	1	1
Real estate	71	0	0	72	0	0	66	0	0
Commercial and industrial loans	1,110	3	1	1,238	5	2	1,034	2	0
Financial institutions	76	0	0	108	0	0	164	1	0
Governments and public institutions	6	0	0	10	0	0	5	0	0
Corporate & institutional	1,263	3	1	1,428	5	2	1,269	3	0
Gross impaired loans with a specific allowance	1,777	5	3	1,935	5	2	1,778	4	1
Mortgages	87	1	0	76	1	0	102	1	0
Loans collateralized by securities	9	0	0	14	0	0	18	0	0
Consumer finance	1	0	0	7	0	0	23	0	0
Consumer	97	1	0	97	1	0	143	1	0
Real estate	37	0	0	24	0	0	47	0	0
Commercial and industrial loans	289	3	1	268	2	0	307	1	0
Financial institutions	0	0	0	1	0	0	0	0	0
Governments and public institutions	0	0	0	0	0	0	8	0	0
Corporate & institutional	326	3	1	293	2	0	362	1	0
Gross impaired loans without specific allowance	423	4	1	390	3	0	505	2	0
Gross impaired loans	2,200	9	4	2,325	8	2	2,283	6	1
of which consumer	611	3	2	604	1	0	652	2	1
of which corporate & institutional	1,589	6	2	1,721	7	2	1,631	4	0

Gross impaired loan detail (continued)
in	6M17			6M16
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	217	1	1	191	1	1
Loans collateralized by securities	121	0	0	118	0	0
Consumer finance	170	1	1	210	0	0
Consumer	508	2	2	519	1	1
Real estate	71	0	0	71	0	0
Commercial and industrial loans	1,167	8	3	976	5	1
Financial institutions	92	0	0	167	1	0
Governments and public institutions	8	0	0	2	0	0
Corporate & institutional	1,338	8	3	1,216	6	1
Gross impaired loans with a specific allowance	1,846	10	5	1,735	7	2
Mortgages	81	2	0	88	2	0
Loans collateralized by securities	11	0	0	22	0	0
Consumer finance	4	0	0	15	0	0
Consumer	96	2	0	125	2	0
Real estate	31	0	0	37	0	0
Commercial and industrial loans	278	5	1	267	3	0
Financial institutions	0	0	0	2	0	0
Governments and public institutions	0	0	0	4	0	0
Corporate & institutional	309	5	1	310	3	0
Gross impaired loans without specific allowance	405	7	1	435	5	0
Gross impaired loans	2,251	17	6	2,170	12	2
of which consumer	604	4	2	644	3	1
of which corporate & institutional	1,647	13	4	1,526	9	1
Restructured loans held at amortized cost
in	2Q17			1Q17			2Q16
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million, except where indicated)
Commercial and industrial loans	5	14	14	4	35	35	3	44	44
Total	5	14	14	4	35	35	3	44	44
in	6M17			6M16
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million, except where indicated)
Commercial and industrial loans	9	49	49	8	59	59
Total	9	49	49	8	59	59
In 2Q17, 1Q17, 2Q16, 6M17 and 6M16, the Group did not experience a default on any loan that had been restructured within the previous 12 months.
In 6M17, the loan modifications of the Group included extended loan repayment terms, including the suspension of quarterly and annual loan amortizations, modifications of covenants and a waiver of a loan termination.

17 Goodwill
Goodwill
2Q17	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse Group
Gross amount of goodwill (CHF million)
Balance at beginning of period	616	1,580	2,294	3,187	1,033	12	8,722
Foreign currency translation impact	(14)	(57)	(49)	(16)	(22)	0	(158)
Balance at end of period	602	1,523	2,245	3,171	1,011	12	8,564
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	602	1,523	1,473	452	623	0	4,673
6M17
Gross amount of goodwill (CHF million)
Balance at beginning of period	623	1,612	2,318	3,195	1,044	12	8,804
Foreign currency translation impact	(21)	(85)	(73)	(24)	(33)	0	(236)
Other	0	(4)	0	0	0	0	(4)
Balance at end of period	602	1,523	2,245	3,171	1,011	12	8,564
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	602	1,523	1,473	452	623	0	4,673
In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. There was no triggering event in 2Q17. As of June 30, 2017, the Group’s market capitalization was below book value.
On December 7, 2016, and on February 14, 2017, the Group announced a reorganization and change to financial reporting affecting its Swiss Universal Bank and Asia Pacific segments. During 1Q17, these measures were implemented. The Group determined that these changes constituted triggering events. The Group’s reporting units as a result of these measures are defined as follows: Swiss Universal Bank – Private Clients (formerly Private Banking), Swiss Universal Bank – Corporate & Institutional Clients (formerly Corporate & Institutional Banking), International Wealth Management – Private Banking, International Wealth Management – Asset Management, Asia Pacific – Wealth Management & Connected (formerly Private Banking), Asia Pacific – Markets (formerly Investment Banking), Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applied a combination of the market approach and the income approach. Under the market approach, consideration was given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which are determined from the Group’s financial plan.
In determining the estimated fair value, the Group relied upon its updated five-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.
Goodwill is tested for impairment before and immediately after a reorganization or restructuring of reporting units. As a result, the goodwill impairment test was performed during 1Q17 under the old business structure and then again under the modified structure according to the measures implemented in connection with the announcements on December 7, 2016 and on February 14, 2017.

The Group concluded that the estimated fair value for all of its reporting units impacted by the measures implemented in connection with the December 7, 2016 and February 14, 2017 announcements substantially exceeded their related carrying values and that no impairment was necessary.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a significant margin from its best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.
18 Other assets and other liabilities
end of	2Q17	1Q17		4Q16
Other assets (CHF million)
Cash collateral on derivative instruments	5,848	5,661		5,705
Cash collateral on non-derivative transactions	873	1,821		1,237
Derivative instruments used for hedging	112	52		148
Assets held-for-sale	9,920	7,565		8,214
of which loans [1]	9,742	7,454		8,062
of which real estate [2]	150	81		122
of which long-lived assets	28	30		30
Assets held for separate accounts	410	433		431
Interest and fees receivable	4,577	4,841		4,787
Deferred tax assets	7,542	7,825	[3]	5,828
Prepaid expenses	464	499		394
Failed purchases	1,642	2,220		2,423
Defined benefit pension and post-retirement plan assets	1,412	1,265		1,061
Other	3,474	4,087	[3]	6,637
Other assets	36,274	36,269		36,865
Other liabilities (CHF million)
Cash collateral on derivative instruments	9,226	9,391		11,497
Cash collateral on non-derivative transactions	418	360		369
Derivative instruments used for hedging	2	40		2
Deposits held-for-sale	0	0		1,577
Provisions	954	1,381		4,077
of which off-balance sheet risk	82	74		88
Restructuring liabilities	264	309		311
Liabilities held for separate accounts	410	433		431
Interest and fees payable	5,548	5,428		6,039
Current tax liabilities	526	584		636
Deferred tax liabilities	231	176		129
Failed sales	787	1,261		737
Defined benefit pension and post-retirement plan liabilities	501	512		516
Other	11,267	11,385		13,534
Other liabilities	30,134	31,260		39,855
1 Included as of the end of 2Q17, 1Q17 and 4Q16 were CHF 608 million, CHF 1,017 million and CHF 681 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 2Q17, 1Q17 and 4Q16, real estate held-for-sale included foreclosed or repossessed real estate of CHF 5 million, CHF 6 million and CHF 16 million, respectively, of which CHF 2 million, CHF 3 million and CHF 13 million, respectively were related to residental real estate.

3
Includes a reclassification from other assets to deferred tax assets in 1Q17 as a result of the early adoption of ASU 2016-16. Refer to "Note 2 - Recently issued accounting standards" for further information.

19 Long-term debt
Long-term debt
end of	2Q17	1Q17	4Q16
Long-term debt (CHF million)
Senior	152,549	161,853	168,601
Subordinated	22,952	23,574	22,955
Non-recourse liabilities from consolidated VIEs	1,199	1,894	1,759
Long-term debt	176,700	187,321	193,315
of which reported at fair value	71,803	76,350	72,868
of which structured notes	57,664	61,058	59,544
Structured notes by product
end of	2Q17	1Q17	4Q16
Structured notes (CHF million)
Equity	35,393	36,931	35,980
Fixed income	15,632	16,846	16,395
Credit	5,429	5,756	5,713
Other	1,210	1,525	1,456
Total structured notes	57,664	61,058	59,544

20 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	Accumu- lated other compre- hensive income/ (loss)
2Q17 (CHF million)
Balance at beginning of period	(39)	(12,591)	59	(4,175)	604	(1,081)	(17,223)
Increase/(decrease)	(8)	(1,096)	(5)	2	0	(628)	(1,735)
Increase/(decrease) due to equity method investments	0	1	0	0	0	0	1
Reclassification adjustments, included in net income/(loss)	18	0	0	80	(28)	(2)	68
Total increase/(decrease)	10	(1,095)	(5)	82	(28)	(630)	(1,666)
Balance at end of period	(29)	(13,686)	54	(4,093)	576	(1,711)	(18,889)
1Q17 (CHF million)
Balance at beginning of period	(35)	(12,095)	61	(4,278)	643	(568)	(16,272)
Increase/(decrease)	(8)	(519)	(2)	23	0	(513)	(1,019)
Reclassification adjustments, included in net income/(loss)	4	23	0	80	(39)	0	68
Total increase/(decrease)	(4)	(496)	(2)	103	(39)	(513)	(951)
Balance at end of period	(39)	(12,591)	59	(4,175)	604	(1,081)	(17,223)
2Q16 (CHF million)
Balance at beginning of period	31	(13,452)	65	(4,567)	579	1,741	(15,603)
Increase/(decrease)	26	322	2	0	0	(69)	281
Increase/(decrease) due to equity method investments	(3)	0	0	0	0	0	(3)
Reclassification adjustments, included in net income/(loss)	(3)	9	0	82	(25)	0	63
Total increase/(decrease)	20	331	2	82	(25)	(69)	341
Balance at end of period	51	(13,121)	67	(4,485)	554	1,672	(15,262)
6M17 (CHF million)
Balance at beginning of period	(35)	(12,095)	61	(4,278)	643	(568)	(16,272)
Increase/(decrease)	(16)	(1,615)	(7)	25	0	(1,141)	(2,754)
Increase/(decrease) due to equity method investments	0	1	0	0	0	0	1
Reclassification adjustments, included in net income/(loss)	22	23	0	160	(67)	(2)	136
Total increase/(decrease)	6	(1,591)	(7)	185	(67)	(1,143)	(2,617)
Balance at end of period	(29)	(13,686)	54	(4,093)	576	(1,711)	(18,889)
6M16 (CHF million)
Balance at beginning of period	(15)	(12,615)	60	(4,672)	607	–	(16,635)
Increase/(decrease)	73	(564)	7	22	0	1,197	735
Increase/(decrease) due to equity method investments	(6)	0	0	0	0	0	(6)
Reclassification adjustments, included in net income/(loss)	(1)	58	0	165	(53)	0	169
Cumulative effect of accounting changes, net of tax	0	0	0	0	0	475	475
Total increase/(decrease)	66	(506)	7	187	(53)	1,672	1,373
Balance at end of period	51	(13,121)	67	(4,485)	554	1,672	(15,262)

Details on significant reclassification adjustments
in	2Q17	1Q17	2Q16	6M17	6M16
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments [1]	0	23	9	23	58
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	100	100	105	200	212
Tax expense/(benefit)	(20)	(20)	(23)	(40)	(47)
Net of tax	80	80	82	160	165
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(36)	(50)	(32)	(86)	(68)
Tax expense	8	11	7	19	15
Net of tax	(28)	(39)	(25)	(67)	(53)
1
Includes net releases of CHF 23 million on the sale of Credit Suisse (Monaco) S.A.M. in 1Q17 and net releases of CHF 3 million and CHF 52 million on the sale of Credit Suisse (Gibraltar) Limited in 2Q16 and 1Q16, respectively. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 24 – Pension and other post-retirement benefits" for further information.
Additional share information
	2Q17		1Q17		2Q16		6M17		6M16
Common shares issued
Balance at beginning of period	2,089,897,378		2,089,897,378		1,957,379,244		2,089,897,378		1,957,379,244
Issuance of common shares	466,114,342		0		132,518,134		466,114,342		132,518,134
of which share-based compensation	0		0		30,000,000		0		30,000,000
Balance at end of period	2,556,011,720		2,089,897,378		2,089,897,378		2,556,011,720		2,089,897,378
Treasury shares
Balance at beginning of period	(6,308,347)		0		(10,939,863)		0		(5,910,224)
Sale of treasury shares	240,261,524		165,460,223		474,842,916		405,721,747		665,190,230
Repurchase of treasury shares	(273,705,085)		(172,867,369)		(482,072,771)		(446,572,454)		(678,162,142)
Share-based compensation	37,009,421		1,098,799		9,636,105		38,108,220		10,348,523
Balance at end of period	(2,742,487)		(6,308,347)		(8,533,613)		(2,742,487)		(8,533,613)
Common shares outstanding
Balance at end of period	2,553,269,233	[1]	2,083,589,031	[2]	2,081,363,765	[3]	2,553,269,233	[1]	2,081,363,765	[3]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 505,062,294 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 522,242,777 of these shares were reserved for capital instruments.

3
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 518,996,021 of these shares were reserved for capital instruments.

21 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
– are offset in the Group’s consolidated balance sheets; or
– are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral OTC derivatives mainly under the International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, that are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 25 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for a bifurcatable hybrid debt instrument which the Group did not elect to account for at fair value. However, this bifurcated embedded derivative is not subject to an enforceable master netting agreement and is not recorded as a derivative instrument under trading assets and liabilities or other assets and other liabilities. Information on this bifurcated embedded derivative has therefore not been included in the offsetting disclosures.

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of derivatives
end of	2Q17		4Q16
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	2.6	2.0	8.2	7.5
OTC	95.7	88.5	129.1	121.7
Exchange-traded	0.2	0.3	0.1	0.1
Interest rate products	98.5	90.8	137.4	129.3
OTC-cleared	0.0	0.0	0.0	0.0
OTC	40.0	46.7	59.3	69.2
Exchange-traded	0.0	0.0	0.0	0.1
Foreign exchange products	40.0	46.7	59.3	69.3
OTC	11.8	12.7	11.2	11.5
Exchange-traded	9.5	10.7	11.5	13.0
Equity/index-related products	21.3	23.4	22.7	24.5
OTC-cleared	2.8	3.0	2.1	2.3
OTC	5.0	5.4	5.8	6.2
Credit derivatives	7.8	8.4	7.9	8.5
OTC-cleared	0.0	0.0	0.0	0.0
OTC	1.6	0.7	2.2	1.1
Exchange-traded	0.0	0.0	0.0	0.1
Other products	1.6	0.7	2.2	1.2
OTC-cleared	5.4	5.0	10.3	9.8
OTC	154.1	154.0	207.6	209.7
Exchange-traded	9.7	11.0	11.6	13.3
Total gross derivatives subject to enforceable master netting agreements	169.2	170.0	229.5	232.8
Offsetting (CHF billion)
OTC-cleared	(5.2)	(4.9)	(8.5)	(7.8)
OTC	(138.1)	(143.6)	(188.6)	(199.1)
Exchange-traded	(9.2)	(10.2)	(11.1)	(11.9)
Offsetting	(152.5)	(158.7)	(208.2)	(218.8)
of which counterparty netting	(133.9)	(133.9)	(184.7)	(184.7)
of which cash collateral netting	(18.6)	(24.8)	(23.5)	(34.1)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.2	0.1	1.8	2.0
OTC	16.0	10.4	19.0	10.6
Exchange-traded	0.5	0.8	0.5	1.4
Total net derivatives subject to enforceable master netting agreements	16.7	11.3	21.3	14.0
Total derivatives not subject to enforceable master netting agreements [1]	4.3	5.3	5.6	6.4
Total net derivatives presented in the consolidated balance sheets	21.0	16.6	26.9	20.4
of which recorded in trading assets and trading liabilities	20.9	16.6	26.8	20.4
of which recorded in other assets and other liabilities	0.1	0.0	0.1	0.0
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	2Q17				4Q16
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	103.1	(26.3)	76.8		99.9	(26.9)	73.0
Securities borrowing transactions	18.4	(5.0)	13.4		24.0	(4.5)	19.5
Total subject to enforceable master netting agreements	121.5	(31.3)	90.2		123.9	(31.4)	92.5
Total not subject to enforceable master netting agreements [1]	39.1	–	39.1		42.2	–	42.2
Total	160.6	(31.3)	129.3	[2]	166.1	(31.4)	134.7	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 91,520 million and CHF 87,331 million of the total net amount as of the end of 2Q17 and 4Q16, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	2Q17				4Q16
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	47.7	(28.7)	19.0		51.3	(29.0)	22.3
Securities lending transactions	8.0	(2.6)	5.4		8.3	(2.4)	5.9
Obligation to return securities received as collateral, at fair value	30.2	0.0	30.2		31.9	0.0	31.9
Total subject to enforceable master netting agreements	85.9	(31.3)	54.6		91.5	(31.4)	60.1
Total not subject to enforceable master netting agreements [1]	9.5	–	9.5		5.5	–	5.5
Total	95.4	(31.3)	64.1		97.0	(31.4)	65.6
of which securities sold under repurchase agreements and securities lending transactions	62.0	(31.3)	30.7	[2]	64.4	(31.4)	33.0	[2]
of which obligation to return securities received as collateral, at fair value	33.4	0.0	33.4		32.6	0.0	32.6
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 16,038 million and CHF 19,634 million of the total net amount as of the end of 2Q17 and 4Q16, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
end of	2Q17						4Q16
	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	16.7	5.6		0.0		11.1	21.3	6.3		0.0		15.0
Securities purchased under resale agreements	76.8	76.8		0.0		0.0	73.0	73.0		0.0		0.0
Securities borrowing transactions	13.4	12.9		0.0		0.5	19.5	18.6		0.0		0.9
Total financial assets subject to enforceable master netting agreements	106.9	95.3		0.0		11.6	113.8	97.9		0.0		15.9
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	11.3	2.5		0.0		8.8	14.0	3.3		0.0		10.7
Securities sold under repurchase agreements	19.0	19.0		0.0		0.0	22.3	22.3		0.0		0.0
Securities lending transactions	5.4	5.1		0.0		0.3	5.9	5.7		0.0		0.2
Obligation to return securities received as collateral, at fair value	30.2	28.1		0.0		2.1	31.9	30.4		0.0		1.5
Total financial liabilities subject to enforceable master netting agreements	65.9	54.7		0.0		11.2	74.1	61.7		0.0		12.4
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps (CDS) and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

22 Tax
The 2Q17 income tax expense of CHF 276 million includes the impact of the continuous reassessment of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur. Further details are outlined in the tax expense reconciliation below.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of June 30, 2017, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 4.8 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 67 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2012; Japan – 2012; Switzerland – 2011; the US – 2010; the UK – 2009; and the Netherlands – 2006.
Effective tax rate
in	2Q17	1Q17	2Q16	6M17	6M16
Effective tax rate (%)	47.4	11.6	10.6	28.3	55.4
Tax expense reconciliation
in	2Q17
CHF million
Income tax expense computed at the Swiss statutory tax rate of 22%	128
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(14)
Other non-deductible expenses	149
Changes in deferred tax valuation allowance	83
Lower taxed income	(48)
Change in recognition of outside basis difference	(2)
(Windfall tax benefits)/shortfall tax charges on share-based compensation [1]	95
Other	(115)
Income tax expense	276
1
As a result of the adoption of ASU 2016-09 windfall tax benefits and shortfall tax charges on share-based compensation are now recognized in the consolidated statements of operations and no longer in shareholders' equity.

Foreign tax rate differential
2Q17 included a foreign tax benefit of CHF 14 million in respect of earnings in lower tax jurisdictions, such as Singapore, as well as earnings in higher tax jurisdictions, such as the US.
Other non-deductible expenses
2Q17 included the impact of CHF 139 million relating to the non-deductible interest expenses and non-deductible bank levy costs and other non-deductible expenses of CHF 10 million.
Changes in deferred tax valuation allowance
2Q17 included the impact of the increase of valuation allowances of CHF 96 million mainly in respect of four of the Group’s operating entities, three in the UK and one in Switzerland, and a decrease of valuation allowances of CHF 13 million mainly in respect of two of the Group’s operating entities, one in Hong Kong and one in Switzerland, related to estimated current year earnings.
Lower taxed income
2Q17 included the impacts of CHF 21 million related to non-taxable life insurance income, a beneficial earnings mix in one of the Group’s operating entities in Switzerland of CHF 25 million, and various smaller items.

Other
2Q17 included a tax benefit of CHF 107 million relating to the reassessment of deferred tax balances in one of the Group’s operating entities in Switzerland, a tax benefit of CHF 56 million relating to the decrease of tax contingency accruals and a tax benefit of CHF 32 million from own-credit revaluation losses, partially offset by a tax expense of CHF 53 million from an adverse earnings mix in one of the Group’s operating entities in Switzerland and a tax expense of CHF 13 million from prior year adjustments. The remaining balance included various smaller items.
Net deferred tax assets
end of	2Q17	1Q17
Net deferred tax assets (CHF million)
Deferred tax assets	7,542	7,825
of which net operating losses	2,787	2,543
of which deductible temporary differences	4,755	5,282
Deferred tax liabilities	(231)	(176)
Net deferred tax assets	7,311	7,649
23 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards, Capital Opportunity Facility awards, Plus Bond awards, 2008 Partner Asset Facilities awards and other cash awards.
> Refer to “Note 29 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 2Q17 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	2Q17	1Q17	2Q16	6M17	6M16
Deferred compensation expense (CHF million)
Share awards	130	146	141	276	336
Performance share awards	87	98	87	185	206
Contingent Capital Awards	65	85	43	150	62
Contingent Capital share awards	6	5	6	11	6
Capital Opportunity Facility awards	3	4	3	7	6
Plus Bond awards [1]	0	0	0	0	5
2008 Partner Asset Facility awards [2]	0	7	(8)	7	(16)
Other cash awards	87	95	102	182	135
Total deferred compensation expense	378	440	374	818	740
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 1Q13 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.

Estimated unrecognized deferred compensation
end of	2Q17
Estimated unrecognized compensation expense (CHF million)
Share awards	715
Performance share awards	351
Contingent Capital Awards	209
Contingent Capital share awards	13
Other cash awards	227
Total	1,515

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
2Q17 activity
In 2Q17, the Group granted deferred cash retention awards of CHF 65 million relating to the reorganization of the Asia Pacific business. These will be expensed over a two-year period from the grant date. Amortization of these awards totaled CHF 9 million in 2Q17 and was recognized in the Corporate Center.
Share-based award activity
	2Q17			6M17
Number of awards (in millions)	Share awards	Performance share awards	Contingent Capital share awards	Share awards	Performance share awards	Contingent Capital share awards
Share-based award activities
Balance at beginning of period	113.0	77.7	13.5	73.2	48.4	13.5
Granted [1]	6.0	2.4	0.3	47.7	31.8	0.3
Settled	(30.7)	(23.3)	(4.9)	(32.4)	(23.3)	(4.9)
Forfeited	(1.2)	(0.3)	0.0	(1.4)	(0.4)	0.0
Balance at end of period	87.1	56.5	8.9	87.1	56.5	8.9
of which vested	10.0	5.4	1.1	10.0	5.4	1.1
of which unvested	77.1	51.1	7.8	77.1	51.1	7.8
1
Includes an adjustment for share awards granted in 2Q17 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on May 18, 2017. The number of deferred share-based awards held by each individual was increased by 3.64%. The terms and conditions of the adjusted shares were the same as the existing share-based awards thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional shares granted.

24 Pension and other post-retirement benefits
The Group expects to contribute CHF 442 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2017. As of the end of 2Q17, CHF 238 million of contributions have been made.
Components of total benefit costs
in	2Q17	1Q17	2Q16	6M17	6M16
Total benefit costs (CHF million)
Service costs on benefit obligation	67	66	78	133	155
Interest costs on benefit obligation	36	37	70	73	140
Expected return on plan assets	(151)	(152)	(178)	(303)	(356)
Amortization of recognized prior service cost/(credit)	(33)	(32)	(29)	(65)	(58)
Amortization of recognized actuarial losses	100	101	105	201	210
Net periodic benefit costs	19	20	46	39	91
Settlement losses/(gains)	0	(1)	0	(1)	2
Curtailment losses/(gains)	(8)	(18)	(3)	(26)	(10)
Special termination benefits	4	0	3	4	4
Total benefit costs	15	1	46	16	87

25 Derivatives and hedging activities
> Refer to “Note 32 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 28 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2Q17	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,446.8	1.5	1.5	0.0	0.0	0.0
Swaps	12,592.3	67.1	61.1	47.0	0.2	0.2
Options bought and sold (OTC)	2,108.8	30.6	28.7	0.0	0.0	0.0
Futures	509.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	487.1	0.2	0.2	0.0	0.0	0.0
Interest rate products	24,144.4	99.4	91.5	47.0	0.2	0.2
Forwards	1,352.3	16.2	16.1	13.1	0.1	0.0
Swaps	649.4	19.8	26.2	0.0	0.0	0.0
Options bought and sold (OTC)	418.0	5.5	5.7	3.1	0.0	0.0
Futures	10.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	4.5	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	2,435.1	41.5	48.0	16.2	0.1	0.0
Forwards	0.9	0.0	0.2	0.0	0.0	0.0
Swaps	206.6	4.7	5.8	0.0	0.0	0.0
Options bought and sold (OTC)	237.9	8.0	8.3	0.0	0.0	0.0
Futures	47.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	366.2	9.5	11.0	0.0	0.0	0.0
Equity/index-related products	858.7	22.2	25.3	0.0	0.0	0.0
Credit derivatives [2]	489.3	8.1	9.0	0.0	0.0	0.0
Forwards	6.2	0.0	0.0	0.0	0.0	0.0
Swaps	19.3	1.8	1.2	0.0	0.0	0.0
Options bought and sold (OTC)	15.0	0.2	0.1	0.0	0.0	0.0
Futures	15.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.7	0.0	0.0	0.0	0.0	0.0
Other products [3]	57.7	2.0	1.3	0.0	0.0	0.0
Total derivative instruments	27,985.2	173.2	175.1	63.2	0.3	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 28,048.4 billion, CHF 173.5 billion and CHF 175.3 billion, respectively, as of June 30, 2017.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q16	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,321.9	3.3	3.2	0.0	0.0	0.0
Swaps	13,190.0	91.0	85.5	47.5	1.0	1.0
Options bought and sold (OTC)	2,164.4	43.1	41.1	0.0	0.0	0.0
Futures	522.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	468.0	0.2	0.2	0.0	0.0	0.0
Interest rate products	24,666.4	137.6	130.0	47.5	1.0	1.0
Forwards	1,211.6	19.2	20.8	11.0	0.1	0.0
Swaps	819.4	34.5	42.0	0.0	0.0	0.0
Options bought and sold (OTC)	416.8	8.1	8.4	4.8	0.0	0.0
Futures	17.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	4.1	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	2,469.7	61.8	71.2	15.8	0.1	0.0
Forwards	1.3	0.0	0.0	0.0	0.0	0.0
Swaps	191.0	4.7	5.3	0.0	0.0	0.0
Options bought and sold (OTC)	206.5	7.7	7.4	0.0	0.0	0.0
Futures	41.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	355.9	11.6	13.1	0.0	0.0	0.0
Equity/index-related products	796.2	24.0	25.8	0.0	0.0	0.0
Credit derivatives [2]	558.7	8.1	9.2	0.0	0.0	0.0
Forwards	7.2	0.1	0.2	0.0	0.0	0.0
Swaps	20.1	2.0	1.4	0.0	0.0	0.0
Options bought and sold (OTC)	20.2	0.4	0.3	0.0	0.0	0.0
Futures	14.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	3.4	0.0	0.1	0.0	0.0	0.0
Other products [3]	65.2	2.5	2.0	0.0	0.0	0.0
Total derivative instruments	28,556.2	234.0	238.2	63.3	1.1	1.0
The notional amount, PRV and NRV (trading and hedging) was CHF 28,619.5 billion, CHF 235.1 billion and CHF 239.2 billion, respectively, as of December 31, 2016.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 21 – Offsetting of financial assets and financial liabilities for further information on the netting of derivative instruments.
Fair value hedges
in	2Q17	1Q17	2Q16	6M17	6M16
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	282	(251)	689	31	1,907
Total	282	(251)	689	31	1,907
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	(301)	257	(751)	(44)	(2,071)
Total	(301)	257	(751)	(44)	(2,071)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	(19)	6	(62)	(13)	(164)
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	2Q17		1Q17		2Q16		6M17		6M16
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	8		(7)		35		1		97
Foreign exchange products	(26)		(4)		(4)		(30)		(9)
Total	(18)		(11)		31		(29)		88
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products	(2)	[1]	0		8	[1]	(2)	[1]	16	[1]
Foreign exchange products	(16)	[2,3]	(4)	[2,3]	(2)	[2,3,4]	(20)	[2,3]	(11)	[2,3,4]
Total	(18)		(4)		6		(22)		5
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [2]	(2)		3		(1)		1		31
Represents gains/(losses) on effective portion.
1 Included in interest and dividend income.
2 Included in trading revenues.
3 Included in other revenues.
4 Included in total other operating expenses.
As of the end of 2Q17, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 17 million.
Net investment hedges
in	2Q17	1Q17	2Q16	6M17	6M16
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	133	(187)	(232)	(54)	(252)
Total	133	(187)	(232)	(54)	(252)
Represents gains/(losses) on effective portion.
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.

Contingent credit risk
end of	2Q17				4Q16
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	7.0	0.1	1.0	8.1	10.5	0.2	1.1	11.8
Collateral posted	6.0	0.1	–	6.1	9.5	0.2	–	9.7
Additional collateral required in a one-notch downgrade event	0.2	0.1	0.0	0.3	0.3	0.2	0.0	0.5
Additional collateral required in a two-notch downgrade event	1.0	0.3	0.5	1.8	1.3	0.4	0.5	2.2
Additional collateral required in a three-notch downgrade event	1.1	0.6	0.7	2.4	1.5	0.7	0.7	2.9
Credit derivatives
> Refer to “Note 32 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 7.5 billion and CHF 7.8 billion as of the end of 2Q17 and 4Q16, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
end of	2Q17						4Q16
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(67.2)	60.0		(7.2)	13.2	0.8	(72.4)	67.4		(5.0)	14.3	0.7
Non-investment grade	(29.1)	26.0		(3.1)	13.6	(0.7)	(30.3)	28.1		(2.2)	18.1	(1.0)
Total single-name instruments	(96.3)	86.0		(10.3)	26.8	0.1	(102.7)	95.5		(7.2)	32.4	(0.3)
of which sovereign	(23.4)	21.4		(2.0)	5.8	(0.6)	(27.7)	25.6		(2.1)	6.5	(0.9)
of which non-sovereign	(72.9)	64.6		(8.3)	21.0	0.7	(75.0)	69.9		(5.1)	25.9	0.6
Multi-name instruments (CHF billion)
Investment grade [2]	(96.7)	94.3		(2.4)	42.2	0.0	(115.0)	113.9		(1.1)	41.2	0.0
Non-investment grade	(15.9)	15.3	[3]	(0.6)	8.5	0.6	(20.9)	19.5	[3]	(1.4)	9.8	0.3
Total multi-name instruments	(112.6)	109.6		(3.0)	50.7	0.6	(135.9)	133.4		(2.5)	51.0	0.3
of which sovereign	(0.2)	0.2		0.0	0.6	0.0	(0.3)	0.2		(0.1)	0.7	0.1
of which non-sovereign	(112.4)	109.4		(3.0)	50.1	0.6	(135.6)	133.2		(2.4)	50.3	0.2
Total instruments (CHF billion)
Investment grade [2]	(163.9)	154.3		(9.6)	55.4	0.8	(187.4)	181.3		(6.1)	55.5	0.7
Non-investment grade	(45.0)	41.3		(3.7)	22.1	(0.1)	(51.2)	47.6		(3.6)	27.9	(0.7)
Total instruments	(208.9)	195.6		(13.3)	77.5	0.7	(238.6)	228.9		(9.7)	83.4	0.0
of which sovereign	(23.6)	21.6		(2.0)	6.4	(0.6)	(28.0)	25.8		(2.2)	7.2	(0.8)
of which non-sovereign	(185.3)	174.0		(11.3)	71.1	1.3	(210.6)	203.1		(7.5)	76.2	0.8
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2Q17	4Q16
Credit derivatives (CHF billion)
Credit protection sold	208.9	238.6
Credit protection purchased	195.6	228.9
Other protection purchased	77.5	83.4
Other instruments [1]	7.3	7.8
Total credit derivatives	489.3	558.7
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2Q17 (CHF billion)
Single-name instruments	28.1	60.3	7.9	96.3
Multi-name instruments	33.5	63.0	16.1	112.6
Total instruments	61.6	123.3	24.0	208.9
4Q16 (CHF billion)
Single-name instruments	24.2	72.7	5.8	102.7
Multi-name instruments	27.5	84.7	23.7	135.9
Total instruments	51.7	157.4	29.5	238.6
26 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Group to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees. The Group no longer provides guarantees for securities lending indemnifications.
> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2016 for a detailed description of guarantees.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2Q17 (CHF million)
Credit guarantees and similar instruments	1,820	979	2,799	2,568		10	1,817
Performance guarantees and similar instruments	5,212	1,643	6,855	5,916		52	2,958
Derivatives [2]	17,216	10,274	27,490	27,490		702	–	[3]
Other guarantees	3,566	1,743	5,309	5,304		40	3,336
Total guarantees	27,814	14,639	42,453	41,278		804	8,111
4Q16 (CHF million)
Credit guarantees and similar instruments	1,962	1,171	3,133	2,913		13	2,043
Performance guarantees and similar instruments	5,109	2,005	7,114	6,124		76	3,090
Derivatives [2]	15,864	7,943	23,807	23,807		684	–	[3]
Other guarantees	3,460	2,000	5,460	5,456		44	3,668
Total guarantees	26,395	13,119	39,514	38,300		817	8,801
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2016 to June 30, 2017 is CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2017 to June 30, 2018, the Group’s share in this deposit insurance guarantee program based on FINMA’s estimate will be CHF 0.5 billion.
Representations and warranties on residential mortgage loans sold
In connection with the former Investment Banking division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac; institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
During the first six months of 2017, the Group received repurchase claims for residential mortgage loans that were not significant, and loans repurchased during this period and related losses were not significant. The balance of outstanding repurchase claims as of the end of 2Q17 was not significant.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 30 – Litigation” for further information.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2016 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2016 for a description of these commitments.
Other commitments
end of	2Q17						4Q16
	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	4,525	8	4,533	4,497		3,059	4,356	0	4,356	4,281		2,748
Irrevocable loan commitments [2]	24,217	81,593	105,810	101,832		42,517	30,382	86,593	116,975	113,016		46,068
Forward reverse repurchase agreements	132	0	132	132		132	84	0	84	84		84
Other commitments	202	144	346	346		0	487	150	637	637		0
Total other commitments	29,076	81,745	110,821	106,807		45,708	35,309	86,743	122,052	118,018		48,900
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 104,360 million and CHF 95,743 million of unused credit limits as of the end of 2Q17 and 4Q16, respectively, which were revocable at the Group's sole discretion upon notice to the client.

27 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), RMBS and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed collateralized loan obligations (CLOs), CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M17 and 6M16 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group maintained continuing involvement from the time of the transaction, regardless of when the securitization occurred.
Securitizations
in	6M17	6M16
Gains and cash flows (CHF million)
CMBS
Net gain [1]	34	2
Proceeds from transfer of assets	2,917	3,148
Cash received on interests that continue to be held	18	35
RMBS
Net gain/(loss) [1]	6	(1)
Proceeds from transfer of assets	5,807	4,898
Servicing fees	1	2
Cash received on interests that continue to be held	146	262
Other asset-backed financings
Net gain [1]	24	17
Proceeds from transfer of assets	3,404	1,305
Fees [2]	56	61
Cash received on interests that continue to be held	1	1
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in V – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2016 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 2Q17 and 4Q16, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2Q17	4Q16
CHF million
CMBS
Principal amount outstanding	26,521	28,779
Total assets of SPE	38,616	40,234
RMBS
Principal amount outstanding	33,811	38,319
Total assets of SPE	35,000	39,680
Other asset-backed financings
Principal amount outstanding	19,806	19,777
Total assets of SPE	36,004	36,049
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
> Refer to “Note 28 – Financial instruments” for information on fair value hierarchy levels.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	6M17							6M16
			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			60				637			42				1,300
of which level 2			60				538			42				1,228
of which level 3			0				99			0				71
Weighted-average life, in years			7.7				9.5			10.7				6.7
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	6.7	–	16.8			–	[2]	8.1	–	24.4
Cash flow discount rate (rate per annum), in % [3]	2.9	–	3.0		2.3	–	11.7	2.4	–	4.9		1.4	–	18.6
Expected credit losses (rate per annum), in %	0.0	–	0.0		3.2	–	3.7	0.0	–	0.0		0.0	–	0.0
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 2Q17 and 4Q16.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	2Q17											4Q16
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			220				1,441			471				258				1,851			443
of which non-investment grade			106				367			31				70				523			32
Weighted-average life, in years			6.3				8.0			6.0				7.2				8.1			5.6
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	21.4			–				–		2.0	–	26.9			–
Impact on fair value from 10% adverse change			–				(34.1)			–				–				(28.7)			–
Impact on fair value from 20% adverse change			–				(67.2)			–				–				(55.9)			–
Cash flow discount rate (rate per annum), in % [4]	1.2	–	13.2		1.9	–	37.0	1.1	–	21.2		2.3	–	28.8		1.7	–	47.2	0.8	–	21.2
Impact on fair value from 10% adverse change			(5.0)				(38.5)			(8.9)				(6.0)				(48.1)			(8.3)
Impact on fair value from 20% adverse change			(9.7)				(74.8)			(17.5)				(11.7)				(93.5)			(16.4)
Expected credit losses (rate per annum), in %	0.3	–	10.4		0.8	–	35.8	0.8	–	21.2		0.7	–	28.0		0.9	–	44.9	0.9	–	21.2
Impact on fair value from 10% adverse change			(3.2)				(22.1)			(5.0)				(3.5)				(27.3)			(5.1)
Impact on fair value from 20% adverse change			(6.3)				(43.3)			(10.0)				(6.9)				(53.3)			(10.0)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 2Q17 and 4Q16.
> Refer to “Note 29 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2Q17	4Q16
CHF million
Other asset-backed financings
Trading assets	396	240
Other assets	0	12
Liability to SPE, included in Other liabilities	(396)	(252)
Transfers of financial assets accounted for as a sale
US GAAP requires the disclosure of a transaction accounted for as a sale that comprises both of the following: a transfer of financial assets to a transferee and an agreement entered into in contemplation of the initial transfer with the transferee that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. In the ordinary course of business, the Group transfers a financial asset accounted for as a sale and, in some instances, enters into an agreement in contemplation of that initial transfer with the same counterparty to retain substantially all of the economics of that transferred financial asset. As of the end of 2Q17 and 4Q16, the Group had agreements in the form of longevity swaps on life insurance policies.
The following table presents information about the transfers of financial assets accounted for as sales with agreements that result in the Group retaining substantially all of the exposure to the economic return on the transferred assets at the date of sale and remain outstanding as of the end of 2Q17 and 4Q16, respectively, gross cash proceeds received for assets derecognized at the date of sale and the fair values of transferred assets and the aforementioned agreements as of the end of 2Q17 and 4Q16.
Transfer of financial assets accounted for as sales – by transaction type
	at date of derecognition		end of
	Carrying amount derecognized	Gross cash proceeds received for assets derecognized	Fair value of transferred assets	Gross derivative assets recorded	[1]	Gross derivative liabilities recorded	[1]
2Q17 (CHF million)
Sales with longevity swaps	259	319	353	522		–
Total transactions outstanding	259	319	353	522	[2]	0
4Q16 (CHF million)
Sales with longevity swaps	277	340	374	556		–
Total transactions outstanding	277	340	374	556	[3]	0
1 Balances presented on a gross basis, before application of counterparty and cash collateral netting.
2 As of the end of 2Q17, gross derivative assets of CHF 522 million were included in other products, as disclosed in Note 25 – Derivatives and hedging activities.
3 As of the end of 4Q16, gross derivative assets of CHF 556 million were included in other products, as disclosed in Note 25 – Derivatives and hedging activities.

Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.
Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement or security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 2Q17 and 4Q16.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2Q17	4Q16
CHF billion
Government debt securities	27.1	29.4
Corporate debt securities	15.3	13.9
Asset-backed securities	8.7	10.3
Equity securities	0.5	1.1
Other	0.6	0.3
Securities sold under repurchase agreements	52.2	55.0
Government debt securities	3.1	2.5
Corporate debt securities	0.4	0.5
Equity securities	6.0	6.0
Other	0.3	0.4
Securities lending transactions	9.8	9.4
Government debt securities	3.6	0.7
Corporate debt securities	0.6	0.4
Equity securities	29.2	31.5
Obligation to return securities received as collateral, at fair value	33.4	32.6
Total	95.4	97.0
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
2Q17 (CHF billion)
Securities sold under repurchase agreements	8.7		27.9		4.7	10.9	52.2
Securities lending transactions	6.4		3.2		0.0	0.2	9.8
Obligation to return securities received as collateral, at fair value	32.8		0.1		0.3	0.2	33.4
Total	47.9		31.2		5.0	11.3	95.4
4Q16 (CHF billion)
Securities sold under repurchase agreements	6.8		31.9		8.4	7.9	55.0
Securities lending transactions	6.7		2.4		0.0	0.3	9.4
Obligation to return securities received as collateral, at fair value	32.2		0.4		0.0	0.0	32.6
Total	45.7		34.7		8.4	8.2	97.0
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 21 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered variable interest entities (VIEs) and are grouped into three primary categories: CDO/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2016 for a detailed description of VIEs, CDO/CLOs, CP conduit or financial intermediation.
Collateralized debt and loan obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
In 2Q16, the Group established Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. The CP conduit can enter into liquidity facilities with third-party entities pursuant to which it may purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support to the CP conduit in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 144 days as of the end of 2Q17. Alpine was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in a reverse repurchase agreement, credit card receivables and car loans.
The Group’s commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group’s economic risks associated with the CP conduit are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 2Q17 and 4Q16.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2Q17 (CHF million)
Cash and due from banks	39	315	74	37	66	23	554
Trading assets	54	0	68	159	879	1,303	2,463
Investment securities	0	0	380	0	0	0	380
Other investments	0	0	0	385	1,264	301	1,950
Net loans	0	26	0	0	19	238	283
Premises and equipment	0	0	0	0	161	0	161
Other assets	522	6	1,132	30	69	1,366	3,125
of which loans held-for-sale	521	0	242	0	3	0	766
Total assets of consolidated VIEs	615	347	1,654	611	2,458	3,231	8,916
Trading liabilities	0	0	0	0	3	0	3
Long-term debt	152	0	963	5	49	30	1,199
Other liabilities	0	0	1	15	113	104	233
Total liabilities of consolidated VIEs	152	0	964	20	165	134	1,435
4Q16 (CHF million)
Cash and due from banks	43	1	41	52	50	182	369
Trading assets	0	0	0	478	933	1,333	2,744
Investment securities	0	0	511	0	0	0	511
Other investments	0	0	0	228	1,446	332	2,006
Net loans	0	0	0	0	30	254	284
Premises and equipment	0	0	0	0	199	0	199
Other assets	0	1	1,483	48	51	1,034	2,617
of which loans held-for-sale	0	0	415	0	7	0	422
Total assets of consolidated VIEs	43	2	2,035	806	2,709	3,135	8,730
Trading liabilities	0	0	0	0	18	0	18
Short-term borrowings	0	0	0	1	0	0	1
Long-term debt	54	0	1,639	7	57	2	1,759
Other liabilities	0	0	1	15	124	104	244
Total liabilities of consolidated VIEs	54	0	1,640	23	199	106	2,022

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2016 for further information on non-consolidated VIEs.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
2Q17 (CHF million)
Trading assets	456	3,564	958	240	1,730	6,948
Net loans	109	740	2,742	4,762	295	8,648
Other assets	6	10	15	2	453	486
Total variable interest assets	571	4,314	3,715	5,004	2,478	16,082
Maximum exposure to loss	571	6,636	3,752	8,521	3,212	22,692
Non-consolidated VIE assets	10,168	64,928	92,048	28,452	34,653	230,249
4Q16 (CHF million)
Trading assets	440	3,881	1,526	528	191	6,566
Net loans	4	105	2,007	4,634	608	7,358
Other assets	5	14	20	4	520	563
Total variable interest assets	449	4,000	3,553	5,166	1,319	14,487
Maximum exposure to loss	449	7,171	3,553	9,215	1,821	22,209
Non-consolidated VIE assets	9,774	65,820	68,546	32,651	37,087	213,878
28 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes);
– Fair value option; and
– Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on the Group’s concentrations of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments are carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.

Assets and liabilities measured at fair value on a recurring basis
end of 2Q17	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	123	0	–		–		123
Interest-bearing deposits with banks	0	0	39	–		–		39
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	91,520	0	–		–		91,520
Debt	884	630	2	–		–		1,516
of which corporates	0	580	2	–		–		582
Equity	31,530	327	12	–		–		31,869
Securities received as collateral	32,414	957	14	–		–		33,385
Debt	26,516	34,051	2,110	–		–		62,677
of which foreign governments	26,227	3,120	313	–		–		29,660
of which corporates	157	12,202	999	–		–		13,358
of which RMBS	0	15,202	431	–		–		15,633
of which CMBS	0	2,214	35	–		–		2,249
of which CDO	0	1,309	178	–		–		1,487
Equity	47,408	3,353	135	–		1,065		51,961
Derivatives	5,292	164,623	3,311	(152,294)		–		20,932
of which interest rate products	1,502	97,234	714	–		–		–
of which foreign exchange products	62	41,222	244	–		–		–
of which equity/index-related products	3,728	17,665	813	–		–		–
of which credit derivatives	0	7,618	454	–		–		–
Other	2,131	467	2,813	–		–		5,411
Trading assets	81,347	202,494	8,369	(152,294)		1,065		140,981
Debt	244	1,910	36	–		–		2,190
of which foreign governments	96	1,247	0	–		–		1,343
of which corporates	0	254	0	–		–		254
of which RMBS	0	343	34	–		–		377
of which CMBS	0	0	2	–		–		2
Equity	3	88	0	–		–		91
Investment securities	247	1,998	36	–		–		2,281
Private equity	0	0	7	–		458		465
of which equity funds	0	0	0	–		243		243
Hedge funds	0	0	0	–		449		449
of which debt funds	0	0	0	–		212		212
Other equity investments	23	30	285	–		1,523		1,861
of which private	16	30	285	–		1,522		1,853
Life finance instruments	0	4	1,365	–		–		1,369
Other investments	23	34	1,657	–		2,430		4,144
Loans	0	11,415	5,212	–		–		16,627
of which commercial and industrial loans	0	4,874	2,747	–		–		7,621
of which financial institutions	0	3,804	1,830	–		–		5,634
Other intangible assets (mortgage servicing rights)	0	0	128	–		–		128
Other assets	230	9,177	2,176	(180)		–		11,403
of which loans held-for-sale	0	6,960	1,973	–		–		8,933
Total assets at fair value	114,261	317,718	17,631	(152,474)		3,495		300,631
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2Q17	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	370	0	–		–		370
Customer deposits	0	3,146	433	–		–		3,579
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	16,038	0	–		–		16,038
Debt	884	630	2	–		–		1,516
of which corporates	0	580	2	–		–		582
Equity	31,530	327	12	–		–		31,869
Obligation to return securities received as collateral	32,414	957	14	–		–		33,385
Debt	4,876	4,940	13	–		–		9,829
of which foreign governments	4,862	417	0	–		–		5,279
of which corporates	0	4,264	13	–		–		4,277
Equity	16,865	114	92	–		17		17,088
Derivatives	5,554	166,962	2,575	(158,473)		–		16,618
of which interest rate products	1,473	89,767	270	–		–		–
of which foreign exchange products	63	47,890	95	–		–		–
of which equity/index-related products	4,016	20,183	1,061	–		–		–
of which credit derivatives	0	8,358	622	–		–		–
Trading liabilities	27,295	172,016	2,680	(158,473)		17		43,535
Short-term borrowings	0	5,008	620	–		–		5,628
Long-term debt	0	58,807	12,996	–		–		71,803
of which treasury debt over two years	0	3,167	0	–		–		3,167
of which structured notes over one year and up to two years	0	7,550	308	–		–		7,858
of which structured notes over two years	0	37,730	11,972	–		–		49,702
of which other debt instruments over two years	0	2,375	573	–		–		2,948
of which other subordinated bonds	0	5,376	0	–		–		5,376
of which non-recourse liabilities	0	1,059	140	–		–		1,199
Other liabilities	0	7,153	1,355	(229)		–		8,279
of which failed sales	0	560	199	–		–		759
Total liabilities at fair value	59,709	263,495	18,098	(158,702)		17		182,617
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q16	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	200	0	–		–		200
Interest-bearing deposits with banks	0	25	1	–		–		26
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	87,157	174	–		–		87,331
Debt	619	419	1	–		–		1,039
of which corporates	1	375	1	–		–		377
Equity	30,706	750	69	–		–		31,525
Securities received as collateral	31,325	1,169	70	–		–		32,564
Debt	29,498	32,193	3,977	–		–		65,668
of which foreign governments	29,226	2,408	292	–		–		31,926
of which corporates	180	12,326	1,674	–		–		14,180
of which RMBS	0	14,153	605	–		–		14,758
of which CMBS	0	2,227	65	–		–		2,292
of which CDO	0	1,074	1,165	–		–		2,239
Equity	58,490	3,795	240	–		1,346		63,871
Derivatives	5,631	224,142	4,305	(207,296)		–		26,782
of which interest rate products	3,074	133,834	748	–		–		–
of which foreign exchange products	18	61,448	355	–		–		–
of which equity/index-related products	2,538	20,519	914	–		–		–
of which credit derivatives	0	7,388	688	–		–		–
Other	2,267	2,319	4,243	–		–		8,829
Trading assets	95,886	262,449	12,765	(207,296)		1,346		165,150
Debt	294	2,034	72	–		–		2,400
of which foreign governments	103	1,240	0	–		–		1,343
of which corporates	0	287	0	–		–		287
of which RMBS	0	425	72	–		–		497
of which CMBS	0	14	0	–		–		14
Equity	3	86	0	–		–		89
Investment securities	297	2,120	72	–		–		2,489
Private equity	0	0	8	–		574		582
of which equity funds	0	0	0	–		240		240
Hedge funds	0	0	0	–		546		546
of which debt funds	0	0	0	–		292		292
Other equity investments	22	64	310	–		984		1,380
of which private	15	64	310	–		984		1,373
Life finance instruments	0	0	1,588	–		–		1,588
Other investments	22	64	1,906	–		2,104		4,096
Loans	0	12,943	6,585	–		–		19,528
of which commercial and industrial loans	0	6,051	3,816	–		–		9,867
of which financial institutions	0	4,403	1,829	–		–		6,232
Other intangible assets (mortgage servicing rights)	0	0	138	–		–		138
Other assets	260	8,359	1,679	(915)		–		9,383
of which loans held-for-sale	0	4,640	1,316	–		–		5,956
Total assets at fair value	127,790	374,486	23,390	(208,211)		3,450		320,905
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q16	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	437	0	–		–		437
Customer deposits	0	3,166	410	–		–		3,576
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	19,634	0	–		–		19,634
Debt	619	419	1	–		–		1,039
of which corporates	1	375	1	–		–		377
Equity	30,706	750	69	–		–		31,525
Obligation to return securities received as collateral	31,325	1,169	70	–		–		32,564
Debt	4,376	3,564	23	–		–		7,963
of which foreign governments	4,374	547	0	–		–		4,921
of which corporates	0	2,760	23	–		–		2,783
Equity	16,365	191	41	–		1		16,598
Derivatives	5,407	229,051	3,673	(217,762)		–		20,369
of which interest rate products	2,946	126,422	538	–		–		–
of which foreign exchange products	18	71,006	150	–		–		–
of which equity/index-related products	2,442	22,219	1,181	–		–		–
of which credit derivatives	0	8,350	851	–		–		–
Trading liabilities	26,148	232,806	3,737	(217,762)		1		44,930
Short-term borrowings	0	3,545	516	–		–		4,061
Long-term debt	0	59,453	13,415	–		–		72,868
of which treasury debt over two years	0	3,217	0	–		–		3,217
of which structured notes over one year and up to two years	0	6,852	326	–		–		7,178
of which structured notes over two years	0	39,824	12,434	–		–		52,258
of which other debt instruments over two years	0	2,311	634	–		–		2,945
of which other subordinated bonds	0	5,482	1	–		–		5,483
of which non-recourse liabilities	0	1,742	17	–		–		1,759
Other liabilities	0	8,823	1,684	(1,014)		–		9,493
of which failed sales	0	507	219	–		–		726
Total liabilities at fair value	57,473	329,033	19,832	(218,776)		1		187,563
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Transfers between level 1 and level 2
All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 6M17, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers from trading assets were mainly in exchange traded derivatives and equity securities as prices became observable. The transfers from trading liabilities were primarily in exchange traded derivatives as prices became observable.
In 6M17, transfers out of level 1 to level 2 were primarily from trading assets, mainly in debt and equity securities, for which suitable closing prices were unobtainable as of the end of 6M17.
Transfers between level 1 and level 2
in	6M17		6M16
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Securities received as collateral	0	137	0	0
Debt	7	206	5	1,667
Equity	663	161	285	835
Derivatives	2,287	0	2,403	0
Trading assets	2,957	367	2,693	2,502
Liabilities (CHF million)
Obligations to return securities received as collateral	0	137	0	0
Debt	0	44	2	33
Equity	49	78	16	48
Derivatives	2,594	32	3,007	8
Trading liabilities	2,643	154	3,025	89

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues			Accumulated other comprehensive income
6M17	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Interest-bearing deposits with banks	1	39	0	0	0	0	0	0		(1)	0		0	0		0	0	39
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	174	0	0	0	0	26	(195)	0		0	0		0	0		0	(5)	0
Securities received as collateral	70	3	(1)	31	(87)	0	0	0		0	0		0	0		0	(2)	14
Debt	3,977	326	(555)	1,447	(2,764)	0	0	(7)		(97)	0		6	0		0	(223)	2,110
of which corporates	1,674	113	(279)	1,040	(1,390)	0	0	(6)		(40)	0		4	0		0	(117)	999
of which RMBS	605	189	(130)	64	(206)	0	0	2		(62)	0		0	0		0	(31)	431
of which CMBS	65	4	(15)	0	(11)	0	0	(3)		(2)	0		0	0		0	(3)	35
of which CDO	1,165	14	(114)	132	(965)	0	0	0		(17)	0		0	0		0	(37)	178
Equity	240	15	(18)	32	(124)	0	0	0		2	0		0	0		0	(12)	135
Derivatives	4,305	215	(657)	0	0	503	(856)	103		(50)	0		0	0		0	(252)	3,311
of which interest rate products	748	4	(32)	0	0	90	(102)	5		34	0		0	0		0	(33)	714
of which equity/index-related products	914	85	(45)	0	0	191	(320)	9		38	0		0	0		0	(59)	813
of which credit derivatives	688	126	(188)	0	0	40	(161)	25		(38)	0		0	0		0	(38)	454
Other	4,243	49	(51)	6,774	(8,022)	0	(221)	3		262	0		0	0		0	(224)	2,813
Trading assets	12,765	605	(1,281)	8,253	(10,910)	503	(1,077)	99		117	0		6	0		0	(711)	8,369
Investment securities	72	0	(16)	64	(80)	0	(67)	(1)		68	0		0	0		0	(4)	36
Equity	318	0	0	98	(116)	0	0	0		(12)	0		23	0		0	(19)	292
Life finance instruments	1,588	0	0	96	(245)	0	0	0		22	0		0	0		0	(96)	1,365
Other investments	1,906	0	0	194	(361)	0	0	0		10	0		23	0		0	(115)	1,657
Loans	6,585	491	(372)	54	(487)	631	(1,418)	(19)		114	0		0	0		0	(367)	5,212
of which commercial and industrial loans	3,816	216	(103)	51	(321)	250	(1,033)	(7)		76	0		0	0		0	(198)	2,747
of which financial institutions	1,829	275	(9)	3	(162)	349	(335)	0		(10)	0		0	0		0	(110)	1,830
Other intangible assets (mortgage servicing rights)	138	0	0	1	(1)	0	0	0		0	0		(2)	0		0	(8)	128
Other assets	1,679	100	(37)	346	(562)	1,010	(95)	(2)		(123)	0		(1)	0		0	(139)	2,176
of which loans held-for-sale [2]	1,316	55	(26)	317	(447)	1,009	(95)	(2)		(33)	0		0	0		0	(121)	1,973
Total assets at fair value	23,390	1,238	(1,707)	8,943	(12,488)	2,170	(2,852)	77		185	0		26	0		0	(1,351)	17,631
Liabilities (CHF million)
Customer deposits	410	0	0	0	0	26	0	0		(10)	0		0	0		13	(6)	433
Obligation to return securities received as collateral	70	3	(1)	31	(87)	0	0	0		0	0		0	0		0	(2)	14
Trading liabilities	3,737	217	(732)	81	(80)	569	(994)	79		23	0		5	0		0	(225)	2,680
of which interest rate derivatives	538	6	(30)	0	0	13	(229)	3		(6)	0		0	0		0	(25)	270
of which foreign exchange derivatives	150	10	(1)	0	0	5	(4)	0		(57)	0		0	0		0	(8)	95
of which equity/index-related derivatives	1,181	12	(81)	0	0	321	(410)	(3)		117	0		0	0		0	(76)	1,061
of which credit derivatives	851	143	(226)	0	0	103	(175)	17		(41)	0		0	0		0	(50)	622
Short-term borrowings	516	89	(22)	0	0	332	(277)	(2)		9	0		8	0		0	(33)	620
Long-term debt	13,415	744	(1,623)	0	0	2,289	(1,785)	45		718	0		0	12		124	(943)	12,996
of which structured notes over two years	12,434	603	(1,533)	0	0	1,936	(1,496)	45		726	0		0	12		124	(879)	11,972
Other liabilities	1,684	72	(31)	117	(170)	7	(364)	(18)		(25)	0		174	0		0	(91)	1,355
of which failed sales	219	20	(13)	106	(131)	0	0	(1)		12	0		0	0		0	(13)	199
Total liabilities at fair value	19,832	1,125	(2,409)	229	(337)	3,223	(3,420)	104		715	0		187	12		137	(1,300)	18,098
Net assets/(liabilities) at fair value	3,558	113	702	8,714	(12,151)	(1,053)	568	(27)		(530)	0		(161)	(12)		(137)	(51)	(467)
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (65) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues			Accumulated other comprehensive income
6M16	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	0	0	0	0	186	(40)	0		0	0		0	0		0	(4)	300
Securities received as collateral	0	0	0	18	(18)	0	0	0		0	0		0	0		0	0	0
Debt	4,563	543	(625)	2,617	(2,573)	0	0	(11)		(62)	0		2	0		0	2	4,456
of which corporates	1,745	291	(178)	1,744	(1,349)	0	0	0		36	0		0	0		0	0	2,289
of which RMBS	814	142	(381)	365	(468)	0	0	(7)		(82)	0		0	0		0	(10)	373
of which CMBS	215	10	(9)	42	(167)	0	0	0		(32)	0		0	0		0	(2)	57
of which CDO	1,298	48	(8)	433	(320)	0	0	0		(1)	0		1	0		0	(22)	1,429
Equity	871	86	(100)	383	(828)	0	0	(39)		(27)	0		0	0		0	(9)	337
Derivatives	4,831	856	(529)	0	0	1,064	(1,688)	25		525	0		0	0		0	(33)	5,051
of which interest rate products	791	14	(34)	0	0	73	(101)	7		39	0		0	0		0	(7)	782
of which equity/index-related products	936	224	(104)	0	0	279	(286)	12		112	0		0	0		0	8	1,181
of which credit derivatives	1,568	618	(380)	0	0	514	(1,014)	8		287	0		0	0		0	(21)	1,580
Other	4,266	668	(516)	1,931	(1,448)	0	(189)	(13)		216	0		0	0		0	(68)	4,847
Trading assets	14,531	2,153	(1,770)	4,931	(4,849)	1,064	(1,877)	(38)		652	0		2	0		0	(108)	14,691
Investment securities	148	0	(36)	81	(13)	0	(85)	(10)		72	0		0	0		0	(2)	155
Equity	366	7	(1)	52	(62)	0	0	0		23	0		19	0		0	13	417
Life finance instruments	1,669	0	0	96	(188)	0	0	0		136	0		0	0		0	(26)	1,687
Other investments	2,035	7	(1)	148	(250)	0	0	0		159	0		19	0		0	(13)	2,104
Loans	8,950	401	(367)	23	(383)	1,966	(1,443)	(54)		1	0		0	0		0	(103)	8,991
of which commercial and industrial loans	5,735	220	(120)	0	(219)	1,299	(1,020)	(18)		14	0		0	0		0	(54)	5,837
of which financial institutions	1,729	65	(34)	1	(141)	372	(306)	0		(35)	0		0	0		0	(28)	1,623
Other intangible assets (mortgage servicing rights)	112	0	0	6	0	0	0	0		0	0		(4)	0		0	(3)	111
Other assets	7,087	313	(973)	1,252	(4,853)	732	(590)	(47)		(168)	0		(3)	0		0	88	2,838
of which loans held-for-sale	6,768	204	(908)	1,077	(4,815)	732	(590)	(73)		(84)	0		(3)	0		0	91	2,399
Total assets at fair value	33,021	2,874	(3,147)	6,459	(10,366)	3,948	(4,035)	(149)		716	0		14	0		0	(145)	29,190
Liabilities (CHF million)
Customer deposits	254	0	(39)	0	0	126	(14)	0		0	0		0	0		0	0	327
Obligation to return securities received as collateral	0	0	0	18	(18)	0	0	0		0	0		0	0		0	0	0
Trading liabilities	4,615	775	(501)	27	(28)	838	(1,443)	71		459	0		(37)	0		0	(43)	4,733
of which interest rate derivatives	578	15	(24)	0	0	82	(93)	13		(22)	0		0	0		0	(6)	543
of which foreign exchange derivatives	329	4	(1)	0	0	8	(49)	1		148	0		0	0		0	(4)	436
of which equity/index-related derivatives	1,347	132	(183)	0	0	248	(198)	28		(141)	0		0	0		0	3	1,236
of which credit derivatives	1,757	620	(286)	0	0	364	(964)	26		411	0		0	0		0	(24)	1,904
Short-term borrowings	72	20	(8)	0	0	117	(100)	0		11	(3)		0	0		0	(1)	108
Long-term debt	14,123	1,285	(962)	0	0	2,539	(4,242)	(94)		322	0		0	0		(229)	(208)	12,534
of which structured notes over two years	9,924	956	(947)	0	0	2,353	(658)	(95)		157	0		0	0		(229)	(172)	11,289
of which non-recourse liabilities	3,197	0	0	0	0	25	(3,217)	0		25	0		0	0		0	(22)	8
Other liabilities	2,491	140	(116)	114	(43)	2	(548)	(54)		(68)	(1)		(53)	0		0	(25)	1,839
of which failed sales	454	27	(76)	105	(3)	0	0	0		7	0		0	0		0	(9)	505
Total liabilities at fair value	21,555	2,220	(1,626)	159	(89)	3,622	(6,347)	(77)		724	(4)		(90)	0		(229)	(277)	19,541
Net assets/(liabilities) at fair value	11,466	654	(1,521)	6,300	(10,277)	326	2,312	(72)		(8)	4		104	0		229	132	9,649
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
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Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	6M17				6M16
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(557)	(161)	(718)	[1]	(80)	108	28	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(1,107)	11	(1,096)		(294)	13	(281)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
Transfers in and out of level 3
Transfers into level 3 assets during 6M17 were CHF 1,238 million, primarily from trading assets and loans. The transfers were primarily in the credit, fixed income and financing businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 6M17 were CHF 1,707 million, primarily in trading assets. The transfers out of level 3 trading assets were primarily in the Strategic Resolution Unit and credit businesses due to increased observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 assets during 2Q17 were CHF 674 million, primarily from loans and trading assets. The transfers were primarily in the credit, fixed income and financing businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2Q17 were CHF 525 million, primarily in trading assets and loans. The transfers were primarily in the Strategic Resolution Unit and credit businesses due to increased observability of pricing data and increased availability of pricing information from external providers.
Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on the Group’s valuation control framework.
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. The significant unobservable input is funding spread.
Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.
Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price and correlation. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).
CMBS, RMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate and discount rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity, discount rate and credit spread. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.
Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include market comparable price and earnings before interest, taxes, depreciation and amortization (EBITDA) multiple.
Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, the exchange-traded derivative is included in level 3 of the fair value hierarchy.
The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.
The valuation of derivatives includes an adjustment for the cost of funding uncollateralized OTC derivatives.
Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility skew, prepayment rate and basis spread.
Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate, correlation and contingent probability.
Equity and index-related derivatives
Equity derivatives include a variety of products ranging from vanilla options and swaps to exotic structures with bespoke payoff profiles. The main inputs in the valuation of equity derivatives may include volatility, buyback probability, gap risk and correlation.
Generally, the interrelationship between the volatility and correlation is positively correlated.
Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spread and correlation. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate.
Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.
For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of those unobservable prices.
Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published net asset values (NAVs) as permitted by ASC Topic 820 – Fair Value Measurement. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not in line with the fund’s observable market data, it is probable that the investment will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs. The investments for which the fair value is measured using the NAV practical expedient are not categorized within the fair value hierarchy.
Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.
Life finance instruments
Life finance instruments include Single Premium Immediate Annuities (SPIA) and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.
Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a loan pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spread and price.
The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. The fair value of the consolidated financial assets of RMBS and CMBS securitization vehicles, which qualify as CFEs, are measured on the basis of the more observable fair value of the VIEs’ financial liabilities.
Accrual based loans in the Group’s private, corporate and institutional banking businesses, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty-related credit spreads.
Deposits
Accrual based deposits with a stated maturity, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, are generally fair valued by using a discounted cash flow model incorporating the Group’s credit spreads. The estimated fair value of accrual accounted deposits without a stated maturity approximates the carrying amount; however, the value does not include an estimate of the value attributed to the long-term relationships with its customers that in the aggregate adds significant value to the Group’s stable deposit base.
Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for long-term debt include buyback probability, gap risk, correlation, volatility, credit spread, mean reversion and price.
Generally, the interrelationships between volatility, correlation, gap risk and credit spread inputs are positively correlated.
Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.
Short-term financial instruments
Certain short-term financial instruments are not carried at fair value on the balance sheet, but a fair value has been disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below. These instruments include: cash and due from banks, cash collateral receivables and payables and other receivables and payables arising in the ordinary course of business. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.

Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of EBITDA multiple, market implied life expectancy (for life finance instruments), buyback probability, correlation, contingent probability, price, volatility, volatility skew or funding spread, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of market implied life expectancy (for life settlement and premium finance instruments), capitalization rate, discount rate, prepayment rate, gap risk, recovery rate or credit spread, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input mean reversion would increase the fair value. An increase in the significant unobservable input basis spread would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.
Quantitative information about level 3 assets at fair value
end of 2Q17	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Interest-bearing deposits with banks	39	–	–	–	–	–
Securities received as collateral	14	–	–	–	–	–
Debt	2,110
of which corporates	999
of which	370	Option model	Correlation, in %	(80)	99	28
of which	303	Market comparable	Price, in %	0	142	72
of which	326	Discounted cash flow	Credit spread, in bp	38	991	327
of which RMBS	431	Discounted cash flow	Discount rate, in %	0	37	14
			Prepayment rate, in %	2	28	10
			Default rate, in %	0	12	4
			Loss severity, in %	0	100	54
of which CMBS	35	Discounted cash flow	Capitalization rate, in %	8	11	11
			Discount rate, in %	1	8	5
			Prepayment rate, in %	1	15	11
of which CDO	178	Discounted cash flow	Discount rate, in %	6	15	9
			Prepayment rate, in %	2	20	10
			Credit spread, in bp	273	273	273
			Default rate, in %	0	5	3
			Loss severity, in %	3	85	67
Equity	135	Market comparable	EBITDA multiple	3	8	6
			Price, in %	100	100	100
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 2Q17	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	3,311
of which interest rate products	714	Option model	Correlation, in %		20	100	35
			Prepayment rate, in %		4	35	17
			Volatility skew, in %		(5)	1	(2)
of which equity/index-related products	813	Option model	Correlation, in %		(80)	99	21
			Volatility, in %		0	163	10
			Buyback probability, in %	[2]	50	100	71
			Gap risk, in %	[3]	0	2	1
of which credit derivatives	454	Discounted cash flow	Credit spread, in bp		0	969	105
			Recovery rate, in %		0	45	15
			Discount rate, in %		6	40	19
			Default rate, in %		0	33	6
			Loss severity, in %		14	100	64
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	15	5
Other	2,813
of which	1,678	Market comparable	Price, in %		0	110	24
of which	830	Discounted cash flow	Market implied life expectancy, in years		3	18	8
Trading assets	8,369
Investment securities	36	–	–		–	–	–
Private equity	7	–	–		–	–	–
Other equity investments	285	–	–		–	–	–
Life finance instruments	1,365	Discounted cash flow	Market implied life expectancy, in years		2	19	6
Other investments	1,657
Loans	5,212
of which commercial and industrial loans	2,747
of which	2,270	Discounted cash flow	Credit spread, in bp		52	1,421	384
of which	476	Market comparable	Price, in %		0	100	44
of which financial institutions	1,830
of which	1,585	Discounted cash flow	Credit spread, in bp		59	1,364	447
of which	245	Market comparable	Price, in %		0	95	80
Other intangible assets (mortgage servicing rights)	128	–	–		–	–	–
Other assets	2,176
of which loans held-for-sale	1,973
of which	1,392	Discounted cash flow	Credit spread, in bp		117	976	234
			Recovery rate, in %		3	100	75
of which	361	Market comparable	Price, in %		0	101	67
Total level 3 assets at fair value	17,631
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q16	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Interest-bearing deposits with banks	1	–	–	–	–	–
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	174	Discounted cash flow	Funding spread, in bp	10	450	259
Securities received as collateral	70	–	–	–	–	–
Debt	3,977
of which corporates	1,674
of which	448	Option model	Correlation, in %	(85)	98	23
of which	817	Market comparable	Price, in %	0	117	86
of which	101	Discounted cash flow	Credit spread, in bp	3	1,004	308
of which RMBS	605
of which	445	Discounted cash flow	Discount rate, in %	0	47	8
			Prepayment rate, in %	2	30	12
			Default rate, in %	0	10	3
			Loss severity, in %	0	100	43
of which	120	Market comparable	Price, in %	21	30	26
of which CMBS	65	Discounted cash flow	Capitalization rate, in %	8	9	9
			Discount rate, in %	2	27	10
			Prepayment rate, in %	0	15	9
of which CDO	1,165
of which	195	Discounted cash flow	Discount rate, in %	7	27	15
			Prepayment rate, in %	0	30	10
			Credit spread, in bp	328	328	328
			Default rate, in %	0	5	2
			Loss severity, in %	3	100	45
of which	851	Market comparable	Price, in %	208	208	208
Equity	240	Market comparable	EBITDA multiple	3	8	6
			Price, in %	0	100	70
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q16	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	4,305
of which interest rate products	748	Option model	Correlation, in %		20	100	65
			Prepayment rate, in %		1	32	16
			Volatility skew, in %		(7)	1	(2)
of which equity/index-related products	914	Option model	Correlation, in %		(85)	98	21
			Volatility, in %		2	180	32
			Buyback probability, in %	[2]	50	100	62
			Gap risk, in %	[3]	0	2	1
of which credit derivatives	688	Discounted cash flow	Credit spread, in bp		0	1,635	396
			Recovery rate, in %		0	45	10
			Discount rate, in %		1	45	21
			Default rate, in %		0	33	5
			Loss severity, in %		15	100	69
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	13	5
Other	4,243
of which	3,005	Market comparable	Price, in %		0	116	39
of which	882	Discounted cash flow	Market implied life expectancy, in years		3	19	8
Trading assets	12,765
Investment securities	72	–	–		–	–	–
Private equity	8	–	–		–	–	–
Other equity investments	310	–	–		–	–	–
Life finance instruments	1,588	Discounted cash flow	Market implied life expectancy, in years		2	19	6
Other investments	1,906
Loans	6,585
of which commercial and industrial loans	3,816
of which	2,959	Discounted cash flow	Credit spread, in bp		5	5,400	544
of which	852	Market comparable	Price, in %		0	100	51
of which financial institutions	1,829
of which	1,588	Discounted cash flow	Credit spread, in bp		67	952	342
of which	149	Market comparable	Price, in %		0	550	483
Other intangible assets (mortgage servicing rights)	138	–	–		–	–	–
Other assets	1,679
of which loans held-for-sale	1,316
of which	760	Discounted cash flow	Credit spread, in bp		117	1,082	334
			Recovery rate, in %		6	100	74
of which	356	Market comparable	Price, in %		0	102	78
Total level 3 assets at fair value	23,390
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 liabilities at fair value
end of 2Q17	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	433	–	–		–	–	–
Obligation to return securities received as collateral	14	–	–		–	–	–
Trading liabilities	2,680
of which interest rate derivatives	270	Option model	Basis spread, in bp		(10)	68	28
			Correlation, in %		20	100	56
			Prepayment rate, in %		4	35	9
of which foreign exchange derivatives	95
of which	65	Option model	Correlation, in %		(10)	70	48
			Prepayment rate, in %		27	35	31
of which	14	Discounted cash flow	Contingent probability, in %		95	95	95
of which equity/index-related derivatives	1,061	Option model	Correlation, in %		(80)	99	26
			Volatility, in %		0	163	22
			Buyback probability, in %	[2]	50	100	71
of which credit derivatives	622	Discounted cash flow	Credit spread, in bp		0	898	117
			Discount rate, in %		6	40	19
			Default rate, in %		0	33	6
			Recovery rate, in %		20	60	35
			Loss severity, in %		14	100	64
			Correlation, in %		45	86	61
			Prepayment rate, in %		0	15	5
Short-term borrowings	620	–	–		–	–	–
Long-term debt	12,996
of which structured notes over two years	11,972
of which	10,153	Option model	Correlation, in %		(80)	99	29
			Volatility, in %		0	163	19
			Buyback probability, in %	[2]	50	100	71
			Gap risk, in %	[3]	0	2	1
			Mean reversion, in %	[4]	(14)	(1)	(6)
of which	1,242	Discounted cash flow	Credit spread, in bp		0	395	108
Other liabilities	1,355
of which failed sales	199
of which	117	Market comparable	Price, in %		0	100	61
of which	38	Discounted cash flow	Discount rate, in %		11	29	21
Total level 3 liabilities at fair value	18,098
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q16	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	410	–	–		–	–	–
Obligation to return securities received as collateral	70	–	–		–	–	–
Trading liabilities	3,737
of which interest rate derivatives	538	Option model	Basis spread, in bp		(2)	66	33
			Correlation, in %		20	100	57
			Prepayment rate, in %		1	32	9
			Gap risk, in %	[2]	20	20	20
			Funding spread, in bp		237	237	237
of which foreign exchange derivatives	150
of which	65	Option model	Correlation, in %		(10)	70	49
			Prepayment rate, in %		22	32	27
of which	69	Discounted cash flow	Contingent probability, in %		95	95	95
of which equity/index-related derivatives	1,181	Option model	Correlation, in %		(85)	98	23
			Volatility, in %		2	180	28
			Buyback probability, in %	[3]	50	100	62
of which credit derivatives	851	Discounted cash flow	Credit spread, in bp		0	1,635	163
			Discount rate, in %		2	45	21
			Default rate, in %		0	33	5
			Recovery rate, in %		20	60	35
			Loss severity, in %		15	100	70
			Correlation, in %		43	85	63
			Prepayment rate, in %		0	13	5
Short-term borrowings	516	–	–		–	–	–
Long-term debt	13,415
of which structured notes over two years	12,434
of which	12,008	Option model	Correlation, in %		(85)	99	23
			Volatility, in %		0	180	23
			Buyback probability, in %	[3]	50	100	62
			Gap risk, in %	[2]	0	2	1
			Mean reversion, in %	[4]	(14)	(1)	(6)
of which	286	Discounted cash flow	Credit spread, in bp		1	452	89
Other liabilities	1,684
of which failed sales	219
of which	163	Market comparable	Price, in %		0	100	68
of which	39	Discounted cash flow	Discount rate, in %		11	29	21
Total level 3 liabilities at fair value	19,832
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
3 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.
Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
Discount rate
The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest, while the higher end of the range relates to collateral with a greater risk of default.
Credit spread and recovery rate
For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.
Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates, while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.
Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.
Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral-specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.
Volatility and volatility skew
Volatility and its skew are both impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility may vary significantly between different underlying currencies and expiration dates on the options. Similarly, in the case of equity derivatives, the volatility attributed to a structure may vary depending upon the underlying reference name on the derivative.
Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA, and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of the insured.
Price
Bond equivalent price is a primary significant unobservable input for multiple products. Where market prices are not available for an instrument, benchmarking may be utilized to identify comparable issues (same industry and similar product mixes) while adjustments are considered for differences in deal terms and performance.
Buyback probability
Buyback probability is the probability assigned to structured notes being unwound prior to their legal maturity.
Gap risk
Gap risk is the primary significant unobservable input for fund-linked Constant Proportion Portfolio Insurance products and structures where the payoff may be sensitive to discontinuity in the hedging portfolio.
Mean reversion
Mean reversion is the primary significant unobservable input for callable constant maturity swap (CMS) spread exotics and represents the idea that prices and returns eventually move back towards the historical average.
Funding spread
Funding spread is the primary significant unobservable input for special purpose vehicle funding facilities. Synthetic funding curves which represent the assets pledged as collateral are used to value structured financing transactions. The curves provide an estimate of where secured funding can be sourced and are expressed as a basis point spread in relation to the referenced benchmark rate.
Capitalization rate
Capitalization rate is the primary significant unobservable input for CMBS loans and is used to estimate the potential return on investment. This is done by dividing the yearly income by the total value of the property.
Basis spread
Basis spread is the primary significant unobservable input for non-callable constant maturity treasury-CMS products and is used to determine interest rate risk as a result of differing lending and borrowing rates.

EBITDA multiple
EBITDA multiple is a primary significant unobservable input for some equity deals which are benchmarked using industry comparables. The EBITDA multiple may be preferred over other measures because it is normalized for differences between the accounting policies of similar companies.
Contingent probability
Contingent probability is the primary significant unobservable input for contingent foreign exchange forward trades where the delivery or exercise and the premium payment are contingent on an event such as completion of an M&A deal or regulatory approval for a product.
Fair value measurements of investments in certain entities that calculate NAV per share
Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investment in funds held in other investments principally involves private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which is generally up to 10 years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.
Fair value, unfunded commitments and term of redemption conditions
end of	2Q17							4Q16
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Equity funds	59		1,006	[1]	1,065	0		65		1,281	[2]	1,346	0
Equity funds sold short	0		(17)		(17)	0		0		(1)		(1)	0
Total funds held in trading assets and liabilities	59		989		1,048	0		65		1,280		1,345	0
Debt funds	168		44		212	0		215		77		292	0
Equity funds	2		24		26	0		2		51		53	0
Others	1		210		211	0		0		201		201	0
Hedge funds	171		278	[3]	449	0		217		329	[4]	546	0
Debt funds	1		0		1	0		5		0		5	20
Equity funds	243		0		243	48		240		0		240	42
Real estate funds	180		0		180	48		212		0		212	50
Others	34		0		34	33		117		0		117	58
Private equities	458		0		458	129		574		0		574	170
Equity method investments	314		1,209		1,523	35		347		637		984	218
Total funds held in other investments	943		1,487		2,430	164		1,138		966		2,104	388
Total fair value	1,002	[5]	2,476	[6]	3,478	164	[7]	1,203	[5]	2,246	[6]	3,449	388	[7]
1
65% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 20% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 12% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, and 3% is redeemable on an annual basis with a notice period primarily of more than 60 days.

2
58% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 23% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 17% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, and 2% is redeemable on an annual basis with a notice period of more than 60 days.

3
60% of the redeemable fair value amount of hedge funds is redeemable on a monthly basis with a notice period primarily of less than 30 days, 36% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, and 4% is redeemable on demand with a notice period primarily of less than 30 days.

4
68% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 26% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 5% is redeemable on demand with a notice period primarily of less than 30 days, and 1% is redeemable on an annual basis with a notice period primarily of more than 45 days.

5 Includes CHF 203 million and CHF 334 million attributable to noncontrolling interests in 2Q17 and 4Q16, respectively.
6 Includes CHF 225 million and CHF 231 million attributable to noncontrolling interests in 2Q17 and 4Q16, respectively.
7 Includes CHF 67 million and CHF 88 million attributable to noncontrolling interests in 2Q17 and 4Q16, respectively.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use. Nonrecurring measurements are completed as of the end of the period unless otherwise stated.
Nonrecurring fair value changes
end of	2Q17	4Q16
CHF billion
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.1	0.1
of which level 2	0.1	0.1
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the investment banking businesses and International Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on the Group’s election of the fair value option for certain of its financial statement captions.
Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	2Q17			4Q16
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,108	4,178	(3,070)	1,276	4,495	(3,219)
Financial instruments (CHF million)
Interest-bearing deposits with banks	39	49	(10)	26	25	1
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	91,520	91,434	86	87,331	87,208	123
Loans	16,627	17,050	(423)	19,528	20,144	(616)
Other assets [1]	10,550	13,270	(2,720)	8,369	11,296	(2,927)
Due to banks and customer deposits	(1,049)	(980)	(69)	(1,120)	(1,059)	(61)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(16,038)	(16,037)	(1)	(19,634)	(19,638)	4
Short-term borrowings	(5,628)	(5,617)	(11)	(4,061)	(4,017)	(44)
Long-term debt	(71,803)	(74,731)	2,928	(72,868)	(76,123)	3,255
Other liabilities	(759)	(2,294)	1,535	(727)	(2,331)	1,604
1 Primarily loans held-for-sale.

Gains and losses on financial instruments
in	6M17		6M16
	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	7	[1]	1	[1]
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	852	[1]	670	[1]
Other investments	130	[2]	224	[2]
of which related to credit risk	2		(5)
Loans	841	[1]	912	[1]
of which related to credit risk	39		(106)
Other assets	256	[1]	(287)	[2]
of which related to credit risk	23		(264)
Due to banks and customer deposits	(7)	[1]	(65)	[2]
of which related to credit risk	7		(5)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(37)	[1]	(83)	[1]
Short-term borrowings	(264)	[2]	437	[2]
Long-term debt	(3,554)	[2]	(1,488)	[2]
Other liabilities	158	[3]	326	[2]
of which related to credit risk	106		220
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities which are recorded through AOCI. The table includes both the amount of change during the period and cumulatively that is attributable to the changes in instrument-specific credit risk. In addition it includes the gains and losses related to instrument-specific credit risk that was previously recorded in AOCI that have been transferred during the period to net income.
Own credit gains/(losses) on fair value option elected instruments recorded in AOCI
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	2Q17	Cumulatively	2Q16		2Q17	2Q16
Financial instruments (CHF million)
Deposits	(4)	(42)	(1)		0	0
Short-term borrowings	0	(1)	(1)		0	0
Long-term debt	(613)	(1,759)	(9)		(2)	0
of which treasury debt over two years	(209)	(457)	(33)		0	0
of which structured notes over two years	(423)	(1,293)	30		(7)	0
Total	(617)	(1,802)	(11)		(2)	0
1 Amounts are reflected gross of tax.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheets. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2Q17 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	37,827	0	37,826	0	37,826
Loans	253,432	0	258,928	2,298	261,226
Other financial assets [1]	165,186	110,331	54,005	1,177	165,513
Financial liabilities
Due to banks and deposits	370,378	204,768	165,611	0	370,379
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	14,673	0	14,673	0	14,673
Short-term borrowings	11,609	0	11,611	0	11,611
Long-term debt	104,897	0	107,418	475	107,893
Other financial liabilities [2]	51,172	0	51,040	132	51,172
4Q16 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	47,508	0	47,508	0	47,508
Loans	252,535	0	256,020	4,602	260,622
Other financial assets [1]	171,514	121,075	49,353	1,436	171,864
Financial liabilities
Due to banks and deposits	374,620	199,721	174,877	0	374,598
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	13,382	0	13,382	0	13,382
Short-term borrowings	11,324	0	11,327	0	11,327
Long-term debt	120,448	0	122,220	521	122,741
Other financial liabilities [2]	62,291	1,595	60,573	125	62,293
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

29 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	2Q17	4Q16
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	112,294	122,805
of which encumbered	71,309	83,473
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	2Q17	4Q16
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	398,459	402,690
of which sold or repledged	159,781	167,487
30 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 39 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 39 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 1.3 billion.
In 2Q17, the Group recorded net litigation provisions of CHF 76 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.
Mortgage-related matters
Civil litigation
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.
Individual investor actions
On June 29, 2017, following a settlement, the Supreme Court for the State of New York, New York County (SCNY), presiding in the action brought by Deutsche Zentral-Genossenschaftsbank AG, New York Branch dismissed with prejudice all claims against Credit Suisse Securities (USA) LLC (CSS LLC) and its affiliates related to approximately USD 111 million of RMBS at issue.
On June 5, 2017, Phoenix Light SF Ltd. and affiliated entities filed an amended complaint against CSS LLC and its affiliates in the SCNY, reducing the RMBS at issue by approximately USD 81 million; the action now relates to approximately USD 281 million of RMBS.
Rates-related matters
On June 26, 2017, in the multi-district litigation concerning US Dollar LIBOR, which includes multiple putative class actions and individual actions, the only named plaintiff with class claims remaining against a Credit Suisse entity that survived a motion to dismiss withdrew as a class representative. Credit Suisse AG has moved to dismiss this remaining putative class action on the ground that there are no remaining class representatives with claims against it.
On June 10, 2017, Credit Suisse Group AG and affiliates, along with other financial institutions, were named in a second putative class action brought in the US District Court for the Southern District of New York (SDNY) alleging manipulation of the foreign exchange market on behalf of indirect purchasers of foreign exchange instruments. Both putative class actions have been consolidated in the SDNY, and plaintiffs filed a consolidated complaint on June 30, 2017.
CDS-related matters
On June 8, 2017, Credit Suisse Group AG and affiliates, along with other financial institutions, were named in a civil action filed in the SDNY by Tera Group, Inc. and related entities (collectively “Tera”), alleging violations of antitrust law in connection with the allegation that credit default swap (CDS) dealers conspired to block Tera’s electronic CDS trading platform from successfully entering the market.
Customer account matters
On June 26, 2017, the Geneva prosecutor indicted the former relationship manager in Switzerland for professional fraud, forgery and criminal mismanagement.

31 Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.
As part of an announced program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements and Fed regulation on establishing intermediate holding companies in the US for non-US banks, legal entities are re-parented as subsidiaries of Credit Suisse (USA), Inc.
In order to align the corporate structure of Credit Suisse (Schweiz) AG with that of the Swiss Universal Bank division, during 1Q17, the equity stakes in Neue Aargauer Bank AG, BANK-now AG and Swisscard AECS GmbH held by the Group were transferred to Credit Suisse (Schweiz) AG, a wholly owned subsidiary of the Bank.
Prior periods are restated to conform to the current presentation to reflect the impact of such transactions.

Condensed consolidating statements of operations
in 2Q17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,350	3,252		4,602	138		(138)	4,602
Interest expense	(1,095)	(1,762)		(2,857)	(151)		143	(2,865)
Net interest income	255	1,490		1,745	(13)		5	1,737
Commissions and fees	862	2,007		2,869	7		29	2,905
Trading revenues	21	228		249	(1)		(11)	237
Other revenues	226	129		355	321	[2]	(350)	326
Net revenues	1,364	3,854		5,218	314		(327)	5,205
Provision for credit losses	2	80		82	0		0	82
Compensation and benefits	762	1,815		2,577	19		(54)	2,542
General and administrative expenses	421	1,198		1,619	(12)		(27)	1,580
Commission expenses	60	290		350	0		0	350
Restructuring expenses	37	24		61	0		8	69
Total other operating expenses	518	1,512		2,030	(12)		(19)	1,999
Total operating expenses	1,280	3,327		4,607	7		(73)	4,541
Income/(loss) before taxes	82	447		529	307		(254)	582
Income tax expense/(benefit)	126	163		289	4		(17)	276
Net income/(loss)	(44)	284		240	303		(237)	306
Net income/(loss) attributable to noncontrolling interests	33	(33)		0	0		3	3
Net income/(loss) attributable to shareholders	(77)	317		240	303		(240)	303
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 2Q17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	(44)	284		240	303	(237)	306
Gains/(losses) on cash flow hedges	0	8		8	2	0	10
Foreign currency translation	(709)	(379)		(1,088)	0	(13)	(1,101)
Unrealized gains/(losses) on securities	0	(5)		(5)	0	0	(5)
Actuarial gains/(losses)	4	9		13	0	69	82
Net prior service credit/(cost)	0	0		0	0	(28)	(28)
Gains/(losses) on liabilities related to credit risk	(6)	(556)		(562)	(26)	(42)	(630)
Other comprehensive income/(loss), net of tax	(711)	(923)		(1,634)	(24)	(14)	(1,672)
Comprehensive income/(loss)	(755)	(639)		(1,394)	279	(251)	(1,366)
Comprehensive income/(loss) attributable to noncontrolling interests	40	(73)		(33)	0	30	(3)
Comprehensive income/(loss) attributable to shareholders	(795)	(566)		(1,361)	279	(281)	(1,363)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2Q16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,421	3,336		4,757	69		(69)	4,757
Interest expense	(961)	(1,789)		(2,750)	(82)		74	(2,758)
Net interest income	460	1,547		2,007	(13)		5	1,999
Commissions and fees	909	1,849		2,758	7		31	2,796
Trading revenues	(167)	263		96	13		(15)	94
Other revenues	198	51		249	158	[2]	(188)	219
Net revenues	1,400	3,710		5,110	165		(167)	5,108
Provision for credit losses	(8)	(20)		(28)	0		0	(28)
Compensation and benefits	790	1,991		2,781	13		(60)	2,734
General and administrative expenses	464	1,327		1,791	(19)		(12)	1,760
Commission expenses	60	292		352	1		(1)	352
Restructuring expenses	22	64		86	0		5	91
Total other operating expenses	546	1,683		2,229	(18)		(8)	2,203
Total operating expenses	1,336	3,674		5,010	(5)		(68)	4,937
Income/(loss) before taxes	72	56		128	170		(99)	199
Income tax expense	7	12		19	0		2	21
Net income/(loss)	65	44		109	170		(101)	178
Net income/(loss) attributable to noncontrolling interests	50	(41)		9	0		(1)	8
Net income/(loss) attributable to shareholders	15	85		100	170		(100)	170
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 2Q16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	65	44		109	170	(101)	178
Gains/(losses) on cash flow hedges	0	22		22	(2)	0	20
Foreign currency translation	268	65		333	4	8	345
Unrealized gains/(losses) on securities	0	2		2	0	0	2
Actuarial gains/(losses)	6	4		10	0	72	82
Net prior service credit/(cost)	0	0		0	0	(25)	(25)
Gains/(losses) on liabilities related to credit risk	6	(56)		(50)	(10)	(9)	(69)
Other comprehensive income/(loss), net of tax	280	37		317	(8)	46	355
Comprehensive income/(loss)	345	81		426	162	(55)	533
Comprehensive income/(loss) attributable to noncontrolling interests	(458)	491		33	0	(11)	22
Comprehensive income/(loss) attributable to shareholders	803	(410)		393	162	(44)	511
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 6M17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	2,611	6,034		8,645	265		(266)	8,644
Interest expense	(2,072)	(3,133)		(5,205)	(291)		222	(5,274)
Net interest income	539	2,901		3,440	(26)		(44)	3,370
Commissions and fees	1,901	3,973		5,874	14		63	5,951
Trading revenues	102	672		774	(4)		41	811
Other revenues	443	209		652	917	[2]	(962)	607
Net revenues	2,985	7,755		10,740	901		(902)	10,739
Provision for credit losses	4	131		135	0		0	135
Compensation and benefits	1,587	3,701		5,288	35		(123)	5,200
General and administrative expenses	894	2,398		3,292	(34)		(30)	3,228
Commission expenses	129	589		718	0		0	718
Restructuring expenses	66	89		155	0		51	206
Total other operating expenses	1,089	3,076		4,165	(34)		21	4,152
Total operating expenses	2,676	6,777		9,453	1		(102)	9,352
Income/(loss) before taxes	305	847		1,152	900		(800)	1,252
Income tax expense/(benefit)	109	277		386	1		(33)	354
Net income/(loss)	196	570		766	899		(767)	898
Net income/(loss) attributable to noncontrolling interests	(9)	7		(2)	0		1	(1)
Net income/(loss) attributable to shareholders	205	563		768	899		(768)	899
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 6M17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	196	570		766	899	(767)	898
Gains/(losses) on cash flow hedges	0	2		2	4	0	6
Foreign currency translation	(1,074)	(502)		(1,576)	(1)	(24)	(1,601)
Unrealized gains/(losses) on securities	0	(7)		(7)	0	0	(7)
Actuarial gains/(losses)	8	17		25	0	160	185
Net prior service credit/(cost)	0	0		0	0	(67)	(67)
Gains/(losses) on liabilities related to credit risk	(22)	(903)		(925)	(150)	(68)	(1,143)
Other comprehensive income/(loss), net of tax	(1,088)	(1,393)		(2,481)	(147)	1	(2,627)
Comprehensive income/(loss)	(892)	(823)		(1,715)	752	(766)	(1,729)
Comprehensive income/(loss) attributable to noncontrolling interests	1	(54)		(53)	0	42	(11)
Comprehensive income/(loss) attributable to shareholders	(893)	(769)		(1,662)	752	(808)	(1,718)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 6M16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	3,096	6,247		9,343	140		(141)	9,342
Interest expense	(2,010)	(3,307)		(5,317)	(167)		152	(5,332)
Net interest income	1,086	2,940		4,026	(27)		11	4,010
Commissions and fees	1,675	3,717		5,392	13		66	5,471
Trading revenues	(933)	621		(312)	72		63	(177)
Other revenues	427	84		511	(208)	[2]	139	442
Net revenues	2,255	7,362		9,617	(150)		279	9,746
Provision for credit losses	(7)	129		122	0		0	122
Compensation and benefits	1,594	3,725		5,319	18		(121)	5,216
General and administrative expenses	948	2,735		3,683	(38)		(37)	3,608
Commission expenses	121	618		739	1		(1)	739
Restructuring expenses	142	177		319	0		27	346
Total other operating expenses	1,211	3,530		4,741	(37)		(11)	4,693
Total operating expenses	2,805	7,255		10,060	(19)		(132)	9,909
Income/(loss) before taxes	(543)	(22)		(565)	(131)		411	(285)
Income tax expense/(benefit)	(246)	(25)		(271)	1		112	(158)
Net income/(loss)	(297)	3		(294)	(132)		299	(127)
Net income/(loss) attributable to noncontrolling interests	72	(70)		2	0		3	5
Net income/(loss) attributable to shareholders	(369)	73		(296)	(132)		296	(132)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 6M16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	(297)	3		(294)	(132)	299	(127)
Gains/(losses) on cash flow hedges	0	68		68	(2)	0	66
Foreign currency translation	(312)	(191)		(503)	6	(13)	(510)
Unrealized gains/(losses) on securities	0	7		7	0	0	7
Actuarial gains/(losses)	13	7		20	0	167	187
Net prior service credit/(cost)	0	0		0	0	(53)	(53)
Gains/(losses) on liabilities related to credit risk	55	987		1,042	78	77	1,197
Other comprehensive income/(loss), net of tax	(244)	878		634	82	178	894
Comprehensive income/(loss)	(541)	881		340	(50)	477	767
Comprehensive income/(loss) attributable to noncontrolling interests	72	(84)		(12)	0	13	1
Comprehensive income/(loss) attributable to shareholders	(613)	965		352	(50)	464	766
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 2Q17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,482	107,684		110,166	746	(580)	110,332
Interest-bearing deposits with banks	3,296	(2,660)		636	5	0	641
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	78,364	50,983		129,347	0	0	129,347
Securities received as collateral	28,880	4,505		33,385	0	0	33,385
Trading assets	42,436	98,648		141,084	0	(103)	140,981
Investment securities	380	1,899		2,279	9,685	(9,683)	2,281
Other investments	987	5,583		6,570	46,799	(46,736)	6,633
Net loans	12,196	265,171		277,367	34	(3,536)	273,865
Premises and equipment	935	3,497		4,432	0	93	4,525
Goodwill	707	3,267		3,974	0	699	4,673
Other intangible assets	166	29		195	0	0	195
Brokerage receivables	19,974	20,305		40,279	0	0	40,279
Other assets	12,922	22,858		35,780	396	98	36,274
Total assets	203,725	581,769		785,494	57,665	(59,748)	783,411
Liabilities and equity (CHF million)
Due to banks	122	17,528		17,650	3,203	(3,199)	17,654
Customer deposits	8	358,042		358,050	0	(1,376)	356,674
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	52,106	(21,395)		30,711	0	0	30,711
Obligation to return securities received as collateral	28,880	4,505		33,385	0	0	33,385
Trading liabilities	11,339	32,176		43,515	0	20	43,535
Short-term borrowings	16,612	625		17,237	0	0	17,237
Long-term debt	46,566	129,154		175,720	10,686	(9,706)	176,700
Brokerage payables	22,088	11,457		33,545	0	0	33,545
Other liabilities	10,310	19,700		30,010	283	(159)	30,134
Total liabilities	188,031	551,792		739,823	14,172	(14,420)	739,575
Total shareholders' equity	15,550	29,174		44,724	43,493	(44,724)	43,493
Noncontrolling interests	144	803		947	0	(604)	343
Total equity	15,694	29,977		45,671	43,493	(45,328)	43,836

Total liabilities and equity	203,725	581,769		785,494	57,665	(59,748)	783,411
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 4Q16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,491	118,575		121,066	938	(843)	121,161
Interest-bearing deposits with banks	3,520	(2,753)		767	5	0	772
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	82,363	52,476		134,839	0	0	134,839
Securities received as collateral	30,914	1,650		32,564	0	0	32,564
Trading assets	48,914	116,478		165,392	0	(242)	165,150
Investment securities	511	1,975		2,486	4,173	(4,170)	2,489
Other investments	1,146	5,571		6,717	44,753	(44,693)	6,777
Net loans	12,809	266,151		278,960	126	(3,110)	275,976
Premises and equipment	990	3,676		4,666	0	45	4,711
Goodwill	756	3,433		4,189	0	724	4,913
Other intangible assets	179	34		213	0	0	213
Brokerage receivables	17,461	15,970		33,431	0	0	33,431
Other assets	13,119	23,656		36,775	244	(154)	36,865
Total assets	215,173	606,892		822,065	50,239	(52,443)	819,861
Liabilities and equity (CHF million)
Due to banks	77	22,723		22,800	2,943	(2,943)	22,800
Customer deposits	8	357,216		357,224	0	(1,391)	355,833
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	54,900	(21,884)		33,016	0	0	33,016
Obligation to return securities received as collateral	30,914	1,650		32,564	0	0	32,564
Trading liabilities	10,125	34,827		44,952	0	(22)	44,930
Short-term borrowings	17,110	(1,725)		15,385	0	0	15,385
Long-term debt	41,481	151,014		192,495	5,078	(4,258)	193,315
Brokerage payables	28,706	11,146		39,852	0	0	39,852
Other liabilities	14,992	24,927		39,919	321	(385)	39,855
Total liabilities	198,313	579,894		778,207	8,342	(8,999)	777,550
Total shareholders' equity	17,006	25,783		42,789	41,897	(42,789)	41,897
Noncontrolling interests	(146)	1,215		1,069	0	(655)	414
Total equity	16,860	26,998		43,858	41,897	(43,444)	42,311

Total liabilities and equity	215,173	606,892		822,065	50,239	(52,443)	819,861
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 6M17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	(7,549)	6,351		(1,198)	(1,063)	[2]	29	(2,232)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	0	126		126	0		0	126
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(1,301)	(1,029)		(2,330)	0		0	(2,330)
Purchase of investment securities	0	(44)		(44)	(1,677)		1,677	(44)
Proceeds from sale of investment securities	0	7		7	0		0	7
Maturities of investment securities	76	116		192	0		0	192
Investments in subsidiaries and other investments	(160)	(727)		(887)	(4,101)		4,101	(887)
Proceeds from sale of other investments	243	588		831	0		0	831
(Increase)/decrease in loans	(216)	(5,520)		(5,736)	(3,725)		4,253	(5,208)
Proceeds from sales of loans	0	3,785		3,785	0		0	3,785
Capital expenditures for premises and equipment and other intangible assets	(117)	(355)		(472)	0		(1)	(473)
Proceeds from sale of premises and equipment and other intangible assets	1	50		51	0		(50)	1
Other, net	30	23		53	0		0	53
Net cash provided by/(used in) investing activities of continuing operations	(1,444)	(2,980)		(4,424)	(9,503)		9,980	(3,947)
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	52	4,177		4,229	259		(264)	4,224
Increase/(decrease) in short-term borrowings	615	2,102		2,717	0		0	2,717
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	734	(1,212)		(478)	0		0	(478)
Issuances of long-term debt	15,419	7,279		22,698	5,719		(5,691)	22,726
Repayments of long-term debt	(7,375)	(28,271)		(35,646)	0		90	(35,556)
Issuances of common shares	0	0		0	4,253		0	4,253
Sale of treasury shares	0	0		0	0		5,834	5,834
Repurchase of treasury shares	0	0		0	(565)		(5,880)	(6,445)
Dividends paid	(8)	(4)		(12)	(584)		8	(588)
Other, net	(287)	3,807		3,520	592		(3,842)	270
Net cash provided by/(used in) financing activities of continuing operations	9,150	(12,122)		(2,972)	9,674		(9,745)	(3,043)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(166)	(2,140)		(2,306)	700		(1)	(1,607)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(9)	(10,891)		(10,900)	(192)		263	(10,829)

Cash and due from banks at beginning of period	2,491	118,575		121,066	938		(843)	121,161
Cash and due from banks at end of period	2,482	107,684		110,166	746		(580)	110,332
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 10 million and CHF 8 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

Condensed consolidating statements of cash flows (continued)
in 6M16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	6,911	3,108		10,019	(35)	[2]	(150)	9,834
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(3,345)	3,401		56	0		0	56
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	11,075	(10,289)		786	0		0	786
Purchase of investment securities	0	(60)		(60)	0		0	(60)
Proceeds from sale of investment securities	0	9		9	0		0	9
Maturities of investment securities	138	75		213	0		0	213
Investments in subsidiaries and other investments	(152)	(221)		(373)	(710)		705	(378)
Proceeds from sale of other investments	1,456	(873)		583	0		8	591
(Increase)/decrease in loans	1,839	(4,253)		(2,414)	15		316	(2,083)
Proceeds from sales of loans	0	415		415	0		0	415
Capital expenditures for premises and equipment and other intangible assets	(158)	(423)		(581)	0		(1)	(582)
Proceeds from sale of premises and equipment and other intangible assets	49	4		53	0		0	53
Other, net	7	44		51	2		(2)	51
Net cash provided by/(used in) investing activities of continuing operations	10,909	(12,171)		(1,262)	(693)		1,026	(929)
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	80	8,531		8,611	344		(183)	8,772
Increase/(decrease) in short-term borrowings	2,495	554		3,049	0		0	3,049
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(20,758)	7,136		(13,622)	0		0	(13,622)
Issuances of long-term debt	0	35,703		35,703	0		(26)	35,677
Repayments of long-term debt	(2,394)	(18,324)		(20,718)	0		0	(20,718)
Issuances of common shares	0	0		0	725		0	725
Sale of treasury shares	0	0		0	323		8,835	9,158
Repurchase of treasury shares	0	0		0	(455)		(8,846)	(9,301)
Dividends paid	0	(145)		(145)	(493)		145	(493)
Other, net	(319)	868		549	153		(661)	41
Net cash provided by/(used in) financing activities of continuing operations	(20,896)	34,323		13,427	597		(736)	13,288
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(65)	(397)		(462)	(12)		2	(472)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(3,141)	24,863		21,722	(143)		142	21,721

Cash and due from banks at beginning of period	5,799	86,455		92,254	942		(868)	92,328
Cash and due from banks at end of period	2,658	111,318		113,976	799		(726)	114,049
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 145 million and CHF 41 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AEOI	Automatic exchange of financial account information
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
BoE	Bank of England
bp	Basis point
C
CARMC	Capital Allocation & Risk Management Committee
CDO	Collateralized debt obligation
CDS	Credit default swaps
CECL	Current expected credit loss
CET1	Common equity tier 1
CLO	Collateralized loan obligations
CMBS	Commercial mortgage-backed securities
CMS	Constant maturity swap
CP	Commercial paper
CPR	Constant prepayment rate
CSS LLC	Credit Suisse Securities (USA) LLC
CVA	Credit valuation adjustment
E
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G7	Group of seven leading industry nations
G-SIB	Global systemically important bank
H
HQLA	High-quality liquid assets
I
IPRE	Income producing real estate
ISDA	International Swaps and Derivatives Association
L
LCR	Liquidity coverage ratio
M
M&A	Mergers and acquisitions
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RNIV	Risk not in VaR
RWA	Risk-weighted assets
S
SCNY	Supreme Court for the State of New York, New York County
SDNY	US District Court for the Southern District of New York
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SNB	Swiss National Bank
SPE	Special purpose entity
SPIA	Single premium immediate annuity
T
TLAC	Total loss absorbing capacity
TRS	Total return swap
U
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information
Share data
in / end of	6M17	2016		2015		2014
Share price (common shares, CHF)
Average	14.77	13.71		23.85		26.52
Minimum	13.04	9.92		18.22		23.77
Maximum	16.12	21.31		27.89		30.08
End of period	13.86	14.61		21.69		25.08
Share price (American Depositary Shares, USD)
Average	14.85	13.88		25.43		28.98
Minimum	13.37	10.21		20.48		24.84
Maximum	15.99	21.36		29.69		33.19
End of period	14.60	14.31		21.69		25.08
Market capitalization
Market capitalization (CHF million)	35,426	30,533		42,456		40,308
Market capitalization (USD million)	37,318	29,906		42,456		40,308
Dividend per share (CHF)
Dividend per share	–	0.70	[1]	0.70	[1]	0.70	[1]
1 Paid out of capital contribution reserves.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
Bloomberg	CSGN VX	CS US
Reuters	CSGN.VX	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Bond ratings
as of July 27, 2017	Moody's	Standard & Poor's	Fitch Ratings
Credit Suisse Group ratings
Short-term	–	–	F2
Long-term	Baa2	BBB+	A-
Outlook	Stable	Stable	Stable
Credit Suisse (the Bank) ratings
Short-term	P-1	A-1	F1
Long-term	A1	A	A
Outlook	Stable	Stable	Stable

Financial calendar and contacts
Financial calendar
Third quarter results 2017	Thursday, November 2, 2017

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	www.credit-suisse.com/investors

Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	www.credit-suisse.com/news

Additional information
Results and financial information	www.credit-suisse.com/results
Printed copies	www.credit-suisse.com/publications
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170, USA
Overnight correspondence address	BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845, USA
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Foreign currency translation rates
	End of				Average in			Average in
	2Q17	1Q17	4Q16	2Q16	2Q17	1Q17	2Q16	6M17	6M16
1 USD / CHF	0.96	1.00	1.02	0.97	0.98	1.00	0.97	0.99	0.99
1 EUR / CHF	1.09	1.07	1.07	1.08	1.08	1.07	1.10	1.08	1.09
1 GBP / CHF	1.24	1.25	1.26	1.30	1.26	1.25	1.40	1.25	1.41
100 JPY / CHF	0.85	0.90	0.87	0.95	0.88	0.89	0.90	0.88	0.88

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2017 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold and other targets and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyberattacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2016.

Credit Suisse Annual Reporting Suite

Our 2016 annual publication suite consisting of Annual Report and Corporate Responsibility Report, which also contains the Company Profile, is available on our website www.credit-suisse.com/investors.

Production: Management Digital Data AG
Printer: Neidhart + Schön AG

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com

5520134 English / 229006E